

COMPASS
MINERALS

2025

PROXY STATEMENT

Notice of Annual Meeting of Shareholders

Thursday, March 6, 2025
1:00 p.m., Central time

www.virtualshareholdermeeting.com/CMP2025

Through the responsible transformation of Earth's natural resources, we help keep people safe, feed the world and enrich lives, every day.



March 6, 2025

1:00 p.m., Central Time

9900 West 109th St Suite 100,
Overland Park KS 66210
913.344.9200

NOTICE

of Annual Meeting of Stockholders

TO OUR STOCKHOLDERS,

We cordially invite you to attend the 2025 annual meeting of stockholders of Compass Minerals International, Inc. We will be holding the annual meeting via live webcast.

 **WHEN**

Thursday, March 6, 2025
1:00 p.m., Central Time

 **VIRTUAL MEETING**

www.virtualshareholdermeeting.com/CMP2025

 **RECORD DATE**

Only stockholders of record as of the close of business on January 6, 2025, may vote at the meeting or any postponements or adjournments of the meeting



By Order of the Board
of Directors,

May L. Frontczak

Mary L. Frontczak
Chief Legal and Administrative Officer and Corporate Secretary

January 23, 2025

We hope you will attend our virtual meeting, where you will be able to vote and submit questions. Our virtual meeting format offers the same participation opportunities as were provided at our past in-person meetings, and also makes it easy for all stockholders with internet access–regardless of their location–to participate.

At the meeting, our stockholders will be asked to consider and act upon the following items of business:

ITEMS OF BUSINESS

1. Elect 8 director nominees, each for a one-year term

2. Approve, on an advisory basis, the compensation of our named executive officers

3. Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan

4. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025

5. Consider any other business that may properly come before the meeting and any postponement or adjournment of the meeting

We are providing access to our proxy materials over the internet, which reduces the costs of printing and distributing our proxy materials as well as the environmental impact of our annual meeting.

YOUR VOTE IS VERY IMPORTANT.

Please vote regardless of whether or not you plan to attend our annual meeting.

If you would like more information, please see the Questions and Answers section of this Proxy Statement.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FIVE WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or holder of record to see which voting methods are available to you.

    

BY MOBILE DEVICE	**ONLINE DURING THE ANNUAL MEETING**	**INTERNET**	**BY TELEPHONE**	**BY MAIL**
Scan the QR code	Vote online during the Annual Meeting at www.virtualshareholder meeting.com/CMP2025	Visit, 24/7, www.proxyvote.com	Dial toll-free, 24/7, 1-800-690-6903	Complete, date and sign your proxy card and send by mail in the enclosed postage-paid envelope

By submitting your proxy, you authorize Mary L. Frontczak and Jared M. Campbell, both officers of Compass Minerals, to represent you and vote your shares at the meeting in accordance with your instructions. If you do not provide instructions, they will vote your shares consistent with the Board's recommendations. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

TABLE OF CONTENTS

YOUR VOTE IS VERY IMPORTANT.
Whether or not you plan to attend the annual meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible.

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and fiscal-year 2024 Annual Report before you vote.

2025 Annual Meeting of Stockholders

			
WHEN	**VIRTUAL MEETING**	**RECORD DATE**	**VOTING**
Thursday, March 6, 2025 1:00 p.m. Central Time	www.virtualshareholdermeeting.com/CMP2025	Only stockholders of record as of the close of business on January 6, 2025, may vote	Stockholders of record are entitled to one vote per share of common stock

Voting Matters and our Board's Recommendation

Items of Business		Board Vote Recommendation	Where to Find More Information
1	Elect 8 director nominees, each for a one-year term	✓ **FOR** each Director Nominee	**17**
2	Approve, on an advisory basis, the compensation of our named executive officers	✓ **FOR**	**38**
3	Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	✓ **FOR**	**79**
4	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025	✓ **FOR**	**88**

In addition to these matters, stockholders may be asked to vote on such other business as may properly come before our 2025 annual meeting of stockholders (the "Annual Meeting").

Governance Overview // SEE PAGE 17

Our stockholders expect our Board to:

- oversee management performance,
- ensure the long-term interests of stockholders are being served,
- monitor risks and compliance with our policies, and
- perform the duties and responsibilities assigned to our Board under our Bylaws, Corporate Governance Guidelines and the laws of the State of Delaware, our state of incorporation.

To fulfill these responsibilities, our Board is committed to ensuring its members bring diverse attributes, backgrounds, viewpoints and perspectives. We believe each of our directors have skills and qualifications that add to the overall effectiveness of our Board. The following table and charts introduce our director nominees. Additional information about each director's background and experience can be found in the "Nominees for Director" section of this Proxy Statement.











Nominees to Our Board of Directors

Name and Principal Occupation	Age	Director since	Independent	Other Public Company Boards	Qualifications and Attributes		Audit	Comp	EHS&S	NCG
EDWARD C. DOWLING, JR. President and CEO, Compass Minerals	69	2022		1	• Business Leader • Industry Knowledge • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A • Sustainability/HCM			●	
RICHARD P. DEALY Vice President – Permian Basin, ExxonMobil	58	2022	✓	0	• Business Leader • Financial Expert • Industry Knowledge • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A	● 🖩	★		
VANCE O. HOLTZMAN Senior VP of Investments, Koch Minerals & Trading	51	2024		0	• Business Leader • Industry Knowledge • International Business	• Risk Management • Strategy/M&A				
GARETH T. JOYCE CEO, Wahoo Fitness	51	2021	✓	0	• Business Leader • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A • Sustainability/HCM			★	●
MELISSA M. MILLER Executive Vice President and Chief Human Resources Officer, Arconic Corporation	53	2022	✓	1	• Business Leader • International Business • Risk Management	• Strategy/M&A • Sustainability/HCM		●		★
JOSEPH E. REECE ✪ Managing Member, SilverBox Capital, LLC	63	2019	✓	1	• Business Leader • Financial Expert • Industry Knowledge • International Business	• Risk Management • Sales and Marketing • Strategy/M&A	● 🖩	●		●

Committee Memberships

Name and Principal Occupation	Age	Director since	Independent	Other Public Company Boards	Qualifications and Attributes		Committee Memberships: Audit	Comp	EHS&S	NCG
SHANE T. WAGNON Vice President, Koch Carbon, LLC	41	2022		0	• Business Leader • Industry Knowledge • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A				
LORI A. WALKER Retired CFO and SVP, Valspar Corporation	67	2015	✓	2	• Business Leader • Financial Expert	• International Business • Risk Management • Strategy/M&A	★ (Audit Committee financial expert)		●	

★ Committee Chair ● Committee Member ✪ Non-Executive Chairman of the Board ▦ Audit Committee financial expert

Director Nominee Snapshot

GENDER DIVERSITY **25%** OUR DIRECTOR NOMINEES INCLUDE 2 FEMALE COMMITTEE CHAIRS	INDEPENDENCE (NYSE STANDARDS) **62.5%** INCLUDING OUR CHAIRMAN	AUDIT COMMITTEE EXPERTISE (SEC) **100%** ALL DIRECTOR NOMINEES WHO ARE AUDIT COMMITTEE MEMBERS ARE CONSIDERED FINANCIAL EXPERTS
AGE **54.9** AVERAGE AGE	TENURE **3.9** AVERAGE TENURE	BOARD REFRESHMENT **+6** SIX OF OUR NOMINEES HAVE JOINED THE BOARD IN THE LAST FOUR YEARS

Skills, Experience and Attributes	Edward C. Dowling, Jr.	Richard P. Dealy	Vance O. Holtzman	Gareth T. Joyce	Melissa M. Miller	Joseph E. Reece	Shane T. Wagnon	Lori A. Walker
Business/Functional Leader	●	●	●	●	●	●	●	●
Financial Expert	○	●	○	○	○	●	○	●
Industry Knowledge	●	●	●	○	○	●	●	○
International Business	●	●	●	●	●	●	○	●
Operations/Environmental, Health & Safety (EH&S)	●	●	○	●	○	○	●	○
Risk Management	●	●	●	●	●	●	●	●
Sales and Marketing	●	●	○	●	○	●	●	○
Strategy/M&A	●	●	●	●	●	●	●	●
Sustainability/Human Capital Management	●	○	○	●	●	○	○	○
Diversity								
Race/Ethnicity								
African American	○	○	○	○	●	○	○	○
White/Caucasian	●	●	●	●	○	●	●	●
Gender								
Male	●	●	●	●	○	●	●	○
Female	○	○	○	○	●	○	○	●

Corporate Governance Highlights

Our Board of Directors places great value on strong governance controls and regularly evaluates and implements emerging best practices. Set forth below are key highlights of our corporate governance practices that are further discussed beginning on page 31 of this Proxy Statement.

- ✓ Our Board annually reviews its size, composition and ability to function effectively with appropriate expertise and diversity.

- ✓ In order to ensure Board refreshment, our Board amended our Corporate Governance Guidelines in 2021 to adopt term limits for directors.

- ✓ Our Board amended our bylaws in 2020 to provide stockholders a proxy access right for director elections.

- ✓ Our Board is led by a Non-Executive Chairman of the Board, and all of the Board's committees are led by independent directors serving as chairs. Mr. Reece has been our Non-Executive Chairman of the Board since May 2021.

- ✓ During fiscal 2024, each current director attended at least 75% of all Board meetings and meetings of each Board committee on which he or she served.

- ✓ We value diversity, which is exhibited in the diversity of our directors' genders, ethnicities, ages, areas of professional expertise, skills and backgrounds.

- ✓ The independent directors held executive sessions after each Board and committee meeting during fiscal 2024.

- ✓ Our Board oversees our enterprise risk management process and succession plans for all executive officers.

- ✓ The EHS&S Committee of our Board works closely with management to provide oversight of environmental, health, safety and sustainability matters impacting us to promote a culture that prioritizes safety, environmental stewardship and sustainability.

- ✓ Our anti-hedging policy prohibits all directors, executive officers and employees from engaging in short sales of our securities; from buying, selling or investing in Company-based derivative securities; from entering into any hedging transactions with respect to our securities; or from engaging in comparable transactions.

- ✓ Evaluations for our Board as a whole, each Board committee and each individual director are conducted annually.

- ✓ All directors are in compliance with our Stock Ownership Guidelines, which require significant ownership of our common stock.

Compensation Overview // SEE PAGE 39

Advisory Approval of Executive Compensation

We are asking our stockholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs"), commonly referred to as a "say-on-pay" vote. Our Board and the Compensation Committee value the opinions expressed by our stockholders and will consider the results of this say-on-pay vote when evaluating our executive compensation program in the future.

The results of the annual stockholder say-on-pay vote help inform the Compensation Committee on the views of stockholders. The Compensation Committee considers the results of the say-on-pay vote and stockholder feedback when designing and making decisions regarding our executive compensation program. In the 2024 say-on-pay vote, we received 94.1% support from shareholders. As a matter of good governance, we engaged with shareholders to solicit feedback on our executive compensation program.

WHO WE CONTACTED AND ENGAGED	WHAT WE HEARD	HOW WE RESPONDED
• We contacted 19 of our top shareholders representing approximately 74% of our outstanding shares, noting that we did not reach out to Koch Industries (approximately 17% ownership stake in the Company) given their representation on the Board of Directors. • Three shareholders accepted our invitation for outreach representing approximately 22% of our outstanding shares.	• Expressed appreciation for the shareholder outreach and asked us to continue to reach out to them on a regular basis. • Expressed that they would like to see the Board and management own more shares in the Company. • Expressed that the annual incentive plan metrics should include cash flow, debt reduction, and cost control. • Expressed that the LTI performance metrics should be focused on driving returns and generating free cash flow, which are more aligned with long-term value creation for shareholders.	• The Chairman of the Compensation Committee committed to continuing to reach out to investors at least annually. • In fiscal 2024 and continuing in fiscal 2025, all compensation for non-employee directors continued to be delivered in the form of equity awards. • For fiscal 2025, operating cash flow, CapEx, and production cost per unit were was added as performance metrics to the MAIP. • For fiscal 2025 LTI PSU grants, the performance metrics were adjusted to consist of an equal weighting of Free Cash Flow and Return on Capital Employed (ROCE).

Fiscal 2024 Company Performance and Other Highlights

In fiscal 2024, we achieved the following financial results:

• Generated fiscal 2024 consolidated revenue of $1.117 billion
• Adjusted EBITDA of $206.3 million was up 4% year-over-year
• Plant Nutrition segment revenue of $181.0 million was up 5% year-over-year

Throughout fiscal 2024, we remained focused on strong execution within the core Salt and Plant Nutrition businesses.

We are guided on this journey through our ongoing commitment to building a sustainable culture, meeting customer expectations and leveraging our advantaged assets to create long-term value for our shareholders.

Culture

Our continued focus on improving organizational health helps to ensure that our workforce is engaged, supported and equipped to fulfill the needs of our customers. We prioritize safe and healthy work practices, striving toward our Company's ultimate goal of zero harm, which includes zero injuries to employees and contractors as well as zero environmental incidents. We strive to always operate as responsible stewards of the environment.

At Compass Minerals, we believe that everyone has a voice and every voice matters. We hire, promote and retain people with different backgrounds and experiences, which strengthens our culture and brings a wider range of perspectives to help solve critical issues. And we invest in the development of our employees by offering training and development opportunities as well as access to professional programming. Our diversity, belonging, inclusion and equity ("DBIE") strategy focuses on raising awareness and educating employees, engaging employees in initiatives to create a sense of belonging, and finally, having a positive impact on our organization and in our communities by partnering with external groups working to improve DBIE.

Additionally, we engage as active participants in the communities where we live and work through collaboration, charitable support and employee volunteerism.

Value

We operate several unique, high-quality assets that are irreplaceable in their served markets and have tremendous intrinsic value. Compass Minerals continues to focus on strong execution within the core Salt and Plant Nutrition businesses and is also working to develop a long-term fire-retardant business.

Leadership Changes

Mr. Crutchfield, who had been serving as President and Chief Executive Officer, incurred a termination without Cause on January 17, 2024. In connection with his departure, Mr. Crutchfield was entitled to severance payments under his amended and restated employment agreement, and we entered into separation and consulting agreements with Mr. Crutchfield, which provides that Mr. Crutchfield would serve as a consultant to the Company through the end of the fiscal year, at a rate of $22,500 per month (pro-rated for any partial months) to help ensure a smooth transition, and receive severance payments and benefits, as described in more detail under "Executive Compensation Tables-Agreements with Mr. Crutchfield, our former President and CEO."

Mr. Dowling was appointed as President and Chief Executive Officer on January 18, 2024, having previously served on the Environment, Health, Safety and Sustainability Committee and as Chair of the Compensation Committee of the Board of Directors. We entered into an employment agreement with Mr. Dowling, as described in more detail under "Compensation Discussion and Analysis-Executive Compensation Decisions for Fiscal 2024."

Mr. Standen, who had been serving as Chief Commercial Officer, incurred a termination without Cause on January 16, 2024. In connection with his departure, Mr. Standen was entitled to severance payments under our Executive Severance Plan, as described in more detail under "Executive Compensation Tables-Agreement with Mr. Standen, our former Chief Commercial Officer."

Mr. Schuller, who had been serving as Chief Operations Officer, departed the Company on February 21, 2024. In connection with his departure, Mr. Schuller was not entitled to severance payments under our Executive Severance Plan.

Mr. Dunn was appointed as Chief Operations Officer on February 21, 2024.

Ms. Hood was promoted to Chief Supply Chain Officer on January 16, 2024. Ms. Hood has been employed by the Company in roles of increasing responsibilities since September 3, 2019.

Mr. Nichols was promoted to Chief Sales Officer on January 16, 2024. Mr. Nichols has been employed by the Company in roles of increasing responsibilities since November 22, 2004.

Mr. Crenshaw, who had been serving as Chief Financial Officer, incurred a termination without Cause on June 7, 2024. In connection with his departure, Mr. Crenshaw was entitled to severance payments under our Executive Severance Plan, as described in more detail under "Executive Compensation Tables-Agreement with Mr. Crenshaw, our former Chief Financial Officer."

Mr. Cathey was appointed as Chief Financial Officer on June 7, 2024. Mr. Cathey previously served as Chief Accounting Officer for the Company since his hire on December 18, 2023.

Mr. Dunn, who had been serving as Chief Operations Officer, departed the Company on June 21, 2024. In connection with his departure, Mr. Dunn was not entitled to severance payments under our Executive Severance Plan.

Key Executive Compensation Highlights and Practices

Our executive compensation program is designed to promote stockholder interests by aligning our compensation with the realization of our business objectives and stockholder value. Set forth below are key highlights of our executive compensation program that are further discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement.

		Pg.			Pg.
✓	Appropriately aligns pay and performance, with a significant portion of executive compensation being at-risk	42	✓	Compensation programs designed to mitigate undue risk-taking and receive an annual compensation risk assessment	56
✓	Performance based compensation constituted 59% of the total direct compensation of our CEO and 41% of total direct compensation for our other NEOs	42	✓	Independent consultant assists the Board of Directors' Compensation Committee on executive compensation matters	55
✓	Long-term incentive program is weighted 50% performance-based awards. Performance metrics include ESG targets.	46	✓	Compensation benchmarked against relevant industry peer group	55
✓	Annual incentive program motivates and rewards for achievement of near-term priorities, consistent with our annual operating plan	46	✓	Rigorous stock ownership guidelines and retention requirements	32
✓	Annual incentive program payout is capped at 200% of target	46	✓	Prohibits repricing of underwater stock options	56
✓	Say-on-pay vote result and disclosures	43	✓	Robust clawback policy	56
✓	Double-trigger change in control severance provisions	56	✓	Anti-hedging and pledging policy	32

About Compass Minerals

Compass Minerals is a leading global provider of essential minerals focused on safely delivering where and when it matters to help solve nature's challenges for customers and communities. Our salt products help keep roadways safe during winter weather and are used in numerous other consumer, industrial, chemical and agricultural applications. Our plant nutrition products help improve the quality and yield of crops while supporting sustainable agriculture. Additionally, our company is working to develop a long-term fire-retardant business. We operate 12 production and packaging facilities with approximately 1,900 employees throughout the U.S., Canada and the U.K. Visit compassminerals.com for more information about the Company and our products.

Corporate Responsibility

We approach our environmental, social and governance (ESG) work through a fundamental commitment to four key pillars: safety, growth, transparency and stewardship. Together, these pillars form our sustainability compass, guiding our decisions and business practices across all aspects of our Company.



We have a clear vision of our Core Purpose, "THROUGH THE RESPONSIBLE TRANSFORMATION OF EARTH'S NATURAL RESOURCES, WE HELP KEEP PEOPLE SAFE, FEED THE WORLD AND ENRICH LIVES EVERY DAY."

THE 4 POINTS OF OUR SUSTAINABILITY COMPASS

- **Safety:** *Striving toward zero harm, our highest priority is ensuring the health and safety of our employees and communities in which we operate.*

- **Growth:** *We work to enable sustainable, profitable growth by maximizing the value and efficiency of our production assets, investing in our people, driving innovation and exceeding customer expectations.*

- **Transparency:** *Firmly committed to a culture of trust, transparency and accountability, we seek open and honest communication with our stakeholders, while showing respect for diversity in all its forms.*

- **Stewardship:** *We honor our responsibility to serve as good stewards of the natural resources we rely on to produce, manufacture and market essential mineral products, minimize the impact we have on our environment, and recognize the markets we serve may be impacted by a changing climate.*

Fiscal 2025 ESG Goals and Targets

At Compass Minerals, we recognize the importance of managing our environmental, social and governance impacts and growing our Company in a sustainable manner. As we looked to the future, we engaged stakeholders and internal business partners in conversations as well as assessed the broader sustainability landscape to help inform our fiscal 2025 ESG goals and targets that would guide us in the years ahead.

These goals, and the targets that serve as milestones toward achieving them, span the key focus areas of Our Workforce, Our Environment, Our Products and Our Communities. They are driven by the four pillars of our sustainability compass and also informed by our most recent materiality assessment completed in fiscal 2021. We continue to report progress against our goals and targets in our annual ESG report to help ensure our stakeholders understand where we are each step of the way.

Our Workforce: Compass Minerals is committed to fostering a safe, ethical, diverse and inclusive workplace that empowers bottom-up innovation and equips employees with the tools and training they need to thrive and grow professionally.

Our Environment: Compass Minerals continually evaluates risks and opportunities related to our climate and broader environment. By going beyond compliance, we responsibly transform our natural resources while mitigating impacts and protecting our environment for future generations.

Our Products: Compass Minerals is committed to product safety, quality and transparency. We are also engaging with our vendors to ensure sustainability throughout our supply chain.

Our Communities: Compass Minerals is committed to building relationships that support and enhance our communities while operating in a manner that protects the health and safety of its members.

For more information on our approach toward and management of the ESG issues that matter most to our Company and our stakeholders, please see our latest and past ESG reports on our Company website at compassminerals.com.





COMPASS
— TO THE —
CORE



OUR CORE PURPOSE

At Compass Minerals, our work is essential. Through the responsible transformation of Earth's natural resources, every day we help:

- » keep people safe,
- » feed the world, and
- » enrich lives.

We embrace this responsibility with a passion for quality, consistency and reliability. What we do each day makes a real difference.



OUR CORE VALUES

Our Core Values of Integrity, Respect, Collaboration, Value Creation and High Performance help empower us to fulfill our mission. They guide our decisions and actions. By practicing these behaviors every day, we can all contribute to the success of Compass Minerals. Not only do our Core Values serve as daily guidelines, they help us:

- » perform to our potential,
- » deliver on our customers' expectations,
- » sustainably manage our operations and
- » partner better with one another.

We are each responsible for knowing, living and demonstrating our Core Values in everything we do.



INTEGRITY
We operate in a fair and transparent manner, embracing the highest ethical standards in everything we do.



RESPECT
We are committed to creating a diverse, safe and inclusive organization where all are treated with dignity.



COLLABORATION
We accomplish more through cooperation and teamwork.



VALUE CREATION
We deliver the best possible results for our customers and shareholders in a manner that respects the resources entrusted to us.



HIGH PERFORMANCE
We achieve excellence through initiative, accountability and superior results.

Our proxy materials include this Proxy Statement, our Fiscal Year 2024 Annual Report to Stockholders (the "Annual Report"), which consists of our Annual Report on Form 10-K for the fiscal year ended September 30, 2024, as well as the proxy card or a voting instruction form. The Annual Report and the information contained on our website do not constitute a part of the proxy solicitation materials and are not incorporated by reference into this Proxy Statement.

YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend the annual meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible.

PROPOSAL 1
ELECTION OF DIRECTORS

Current Nominees

Our Board of Directors currently consists of eight directors.

Our Board of Directors recommends 8 nominees—all incumbent directors—for election to the Board for one-year terms ending at our next annual meeting of stockholders, or until a successor is duly elected and qualified or a director's earlier death, resignation or removal. On the following pages, we summarize the nominees' respective professional backgrounds and the skills that made them desirable additions to our Board.

Each nominee was previously elected at a Compass Minerals annual meeting of stockholders. Each nominee has consented to being named in this Proxy Statement and has agreed to serve, if elected. If a nominee is unable to stand for election, our Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected for any nominee, the proxy holders will vote your shares for the substitute nominee.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast at the meeting with respect to that director nominee. This means that each nominee will be elected if the number of votes cast **FOR** the nominee's election exceeds the votes cast **AGAINST** the nominee's election. Abstentions and broker non-votes will have no effect on the election of any nominee.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE 8 DIRECTOR NOMINEES.**

Fiscal 2025 Nominees for Director

Board Nominee Composition

INDEPENDENT	DIVERSITY		AGE RANGE
62.5%	**25%** GENDER	**12.5%** ETHNIC	**41-69** YEARS

AVERAGE TENURE	AVERAGE AGE	JOINED IN LAST 4 YEARS
3.9 YEARS	**54.9** YEARS	**+6**

EDWARD C. DOWLING, JR. — PRESIDENT AND CEO, COMPASS MINERALS INTERNATIONAL, INC.



Age 69

Director since
- 2022

Committees
- Environmental, Health, Safety and Sustainability

PROFESSIONAL BACKGROUND

- Became President and Chief Executive Officer of Compass Minerals in January, 2024.
- Has over 30 years of mining experience, including as President and CEO of Alacer Gold Corp., a gold producer, from 2008 to 2012, and Chairman from 2013 to 2020. Previously, was President and CEO of Meridian Gold Inc., a gold and silver producer, from 2006 to 2007.
- Served as Executive Director for Mining and Exploration at De Beers S.A., a diamond producer, from 2004 to 2006.
- Served as Executive Vice President for Operations at Cleveland-Cliffs, Inc., an iron miner and steelmaker, from 1998 to 2004.
- Previously served as chairman of the boards of Polyus Open Joint Stock Company and Copper Mountain Mining.

QUALIFICATIONS

Mr. Dowling has:

(i) extensive experience in the mining industry;

(ii) substantial leadership and operational experience in complex, international businesses, which includes leadership positions based in multiple countries;

(iii) extensive experience in advancing growth strategies, including mergers, divestitures and acquisitions;

(iv) a strong background in human resources and talent development as well as compensation practices; and

(v) recognized leadership in driving safety, environmental and sustainability improvements.

Mr. Dowling's leadership and strong strategic focus provide our Board with the insight necessary to strategically plan for the Company's long-term success. He also provides valuable insight into our operations, management and culture, providing an essential link between management and the Board on management's perspectives.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Teck Resources Ltd.

PRIOR PUBLIC COMPANY BOARDS
- Copper Mountain Mining Corp.

MR. DOWLING'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader
 International Business
 Risk Management
 Strategy/M&A

Industry Knowledge
 Operations/EH&S
Sales and Marketing
 Sustainability/Human Capital Management

RICHARD P. DEALY
VP – PERMIAN BASIN, EXXONMOBIL



Age 58

Independent Director since
- 2022

Committees
- Audit
- Compensation (Chair)

PROFESSIONAL BACKGROUND

- Vice President – Permian Basin of ExxonMobil, an oil and gas corporation, since May 2024.
- Served as Chief Executive Officer of Pioneer Natural Resources from January 2024 through May 2024, President and Chief Operating Officer from 2020 through 2023, Executive Vice President and Chief Financial Officer from 2004 through 2020, Vice President and Chief Accounting Officer from 1998 to 2004, and Vice President and Controller from 1997 to 1998.
- Joined Parker & Parsley, a predecessor of Pioneer Natural Resources, in 1992 and was promoted to Vice President and Controller in 1996.
- Mr. Dealy is a Certified Public Accountant and was employed by KPMG LLP before joining Parker & Parsley.

QUALIFICATIONS

Mr. Dealy has:

(i) extensive operating and managerial experience in complex businesses;

(ii) proven financial expertise and knowledge of financial costs and systems;

(iii) a strong background in strategy and mergers, acquisitions and divestitures; and

(iv) experience in setting and communicating ESG strategy.

Mr. Dealy's operating and managerial acumen, financial experience, expertise in mergers and acquisitions and knowledge of ESG strategy make him a valuable member of our Board.

MR. DEALY'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader    Industry Knowledge    Risk Management    Strategy/M&A

Financial Expert   Operations/EH&S   Sales and Marketing   International Business

VANCE O. HOLTZMAN
SR. VP OF INVESTMENTS, KOCH MINERALS & TRADING

Age 51

Director since
- 2024

PROFESSIONAL BACKGROUND

- Senior Vice President of Investments at Koch Minerals and Trading, a subsidiary of Koch Industries, Inc., since 2018.
- From 2012 to 2018, he was Chief Financial Officer of Koch Minerals. In this role, he was responsible for the leadership of the Finance, Information Technology, Accounting, Tax and Risk Management functions.
- Joined Koch in 2004 and has held several roles of increasing responsibility. Serves on the board of directors of KOMSA, Onyx Coal, PQ Chemicals and Hybar Steel.

QUALIFICATIONS

Mr. Holtzman has:

(i) proven financial expertise;

(ii) significant experience with companies in extractive industries; and

(iii) a strong background in mergers, acquisitions, divestitures and investments.

Mr. Holtzman brings to our Board extensive leadership experience with an emphasis on extractive industries. He also has proven financial expertise and experience in mergers and acquisitions.

MR. HOLTZMAN'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader    International Business    Strategy/M&A

 Industry Knowledge    Risk Management

GARETH T. JOYCE	CEO, WAHOO FITNESS



Age 51

Independent Director since

- 2021

Committees

- Environmental, Health, Safety and Sustainability (Chair)
- Nominating/ Corporate Governance

PROFESSIONAL BACKGROUND

- Chief Executive Officer of Wahoo Fitness, a fitness technology company.
- Served as Chief Executive Officer of Proterra Inc. from 2021 through March 2024, President during 2021 and as President, Proterra Powered and Energy, from 2020 to 2021.
- Served at Delta Airlines Inc., an international airline, as Chief Sustainability Officer in 2020; Senior Vice President, Airport Customer Service, and President, Delta Cargo, from 2017 to 2020; and President, Delta Cargo, from 2016 to 2017.
- From 2004 to 2016, held roles of increasing responsibility at Daimler AG, an international automobile manufacturer, including as President and Chief Executive Officer, Mercedes-Benz Canada, and Vice President, Customer Service, Mercedes-Benz USA.

QUALIFICATIONS

Mr. Joyce has:

(i) substantial leadership and operational experience in complex, international businesses, which includes leadership positions based in multiple countries;

(ii) proven expertise in sustainability; and

(iii) experience in strategic planning, customer service, sales and general management.

Mr. Joyce's extensive management experience and expertise in sustainability make him a valuable member of our Board.

MR. JOYCE'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader

 Operations/EH&S

 Sales and Marketing

 Sustainability/Human Capital Management

 International Business

 Risk Management

 Strategy/M&A

MELISSA M. MILLER

EVP AND CHIEF HR OFFICER, ARCONIC CORPORATION



Age 53

Independent Director since

- 2022

Committees

- Compensation
- Nominating/ Corporate Governance (Chair)

PROFESSIONAL BACKGROUND

- Executive Vice President and Chief Human Resources Officer of Arconic Corporation, which specializes in lightweight metals engineering and manufacturing, since it separated from Arconic, Inc. in 2020.
- Previously was Vice President of Human Resources for Arconic, Inc.'s Global Rolled Products businesses from 2017 to 2020 and of its Transportation and Construction Systems businesses from 2016 to 2017.
- Held multiple leadership roles with a broad spectrum of progressive HR responsibilities at Arconic's predecessor, Alcoa, from 2005 to 2016, including as Director, Global Human Resources, Building and Construction Systems from 2011 to 2016.
- Prior to joining Alcoa, Ms. Miller worked in several HR-related roles at Marconi (formally known as FORE systems) for more than seven years.

OTHER CURRENT PUBLIC COMPANY BOARDS

Metallus Inc.

QUALIFICATIONS

Ms. Miller has:

(i) comprehensive management experience in large, publicly traded international companies;

(ii) a strong background in human resources and talent development as well as compensation practices;

(iii) experience in the development and execution of a human resources strategy; and

(iv) substantial diversity and inclusion leadership skills.

Ms. Miller's extensive management experience and distinctive knowledge of compensation and corporate benefits make her a valuable member of our Board.

MS. MILLER'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader

 International Business

 Strategy/M&A

 Risk Management

 Sustainability/Human Capital Management

JOSEPH E. REECE — MANAGING MEMBER, SILVERBOX CAPITAL, LLC



Age 63

Independent Director since
- 2019

Non-Executive Chairman of the Board

Committees
- Audit
- Compensation
- Nominating/ Corporate Governance

PROFESSIONAL BACKGROUND

- Managing Member of SilverBox Capital, LLC, an alternative investment manager that he co-founded, and its predecessors since 2015.
- Previously served as Executive Vice Chairman and Head of UBS Securities LLC's Investment Bank for the Americas from 2017 to 2018 and on the board of directors for UBS Securities LLC.
- Served as a consultant to BDT & Company from October 2019 to November 2021.
- Served in roles of increasing responsibility at Credit Suisse from 1997 to 2015, including as Global Head of Equity Capital Markets and Co-Head of Credit Risk.
- Practiced law for ten years, including at the law firm Skadden, Arps, Slate, Meagher & Flom LLP and at the Securities and Exchange Commission (the "SEC").

QUALIFICATIONS

Mr. Reece has:
- (i) demonstrated executive leadership with global investment banking firms;
- (ii) extensive capital markets experience;
- (iii) substantial mergers, acquisition and investment experience, including in the mining and natural resources sectors; and
- (iv) a strong understanding of corporate governance and securities laws.

Mr. Reece's extensive leadership experience in investment banking combined with his proven expertise in capital markets, strategy and mergers and acquisitions make him a valuable member of our Board and effective leader as Non-Executive Chairman of the Board.

OTHER CURRENT PUBLIC COMPANY BOARDS

- NCR Atleos, Inc.

PRIOR PUBLIC COMPANY BOARDS

- Atlas Technical Consultants, Inc.
- Boxwood Merger Corp.
- CST Brands, Inc.
- Del Frisco's Restaurant Group, Inc.
- LSB Industries, Inc.
- NCR Corporation
- Quotient Technology Inc.
- RumbleOn, Inc.
- SilverBox Engaged Merger Corp.

MR. REECE'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader
 Industry Knowledge
 Risk Management
 Strategy/M&A

 Financial Expert
International Business
 Sales and Marketing

SHANE T. WAGNON — VP TRADING AND TERMINALS, KOCH CARBON, LLC



Age 41

Director since
- 2022

PROFESSIONAL BACKGROUND

- Vice President of Trading and Terminals for Koch Carbon, LLC, a subsidiary of Koch Industries, Inc., since 2019.
- Served as General Manager of Koch's Global Sulfur business from 2012 to 2019.
- Joined Koch in 2004 via its INVISTA subsidiary. Prior to his commercial leadership roles, Mr. Wagnon served in various business development capacities including capital projects, M&A, corporate restructuring, private equity partnerships and tax-equity investments.

QUALIFICATIONS

Mr. Wagnon has:

(i) leadership and management experience in complex businesses;

(ii) expertise in energy and manufacturing, and experience negotiating sales to miners and producers of fertilizers and chemicals; and

(iii) substantial experience in strategic planning and mergers and acquisitions.

Mr. Wagnon's industry knowledge and leadership and management experience make him a valuable member of our Board.

MR. WAGNON'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader    Operations/EH&S    Sales and Marketing

 Industry Knowledge    Risk Management    Strategy/M&A

LORI A. WALKER — RETIRED CFO AND SVP, THE VALSPAR CORPORATION



Age 67

Independent Director since
- 2015

Committees
- Audit (Chair)
- Environmental, Health, Safety and Sustainability

PROFESSIONAL BACKGROUND

- Served as CFO and SVP of The Valspar Corporation, a global coatings manufacturer, from 2008 to 2013, where she led the Finance, IT and Communications teams.
- Served as Valspar's VP, Controller and Treasurer from 2004 to 2008, and as VP and Controller from 2001 to 2004.
- Prior to joining Valspar, worked at Honeywell, Inc., a global conglomerate of commercial and consumer products, for 20 years in roles with progressively increasing responsibility, including as Director of Global Financial Risk Management.
- Currently serves on the board of directors of Southwire Company, LLC, a private company.

QUALIFICATIONS

Ms. Walker has:

(i) extensive experience as a financial executive with broad knowledge of financial controls and systems;

(ii) strategic planning expertise;

(iii) a strong background in mergers, acquisitions, divestitures and strategic alliances; and

(iv) active service as audit committee chair of a public company and a private company.

Ms. Walker's extensive financial leadership experience in global, publicly traded companies, knowledge of financial controls and systems and risk management and understanding of IT infrastructure have made her a valuable member of our Board and Chair of the Audit Committee.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Constellium N.V.
- Hayward Holdings, Inc.

MS. WALKER'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader    Financial Expert    Risk Management

 International Business    Strategy/M&A

Board of Directors and Board Committees

Role of the Board of Directors

Our Board is elected by our stockholders to oversee our management, to help ensure we meet our responsibilities to our stockholders, and to build long-term growth in stockholder value. Beyond its general oversight of management, our Board performs a number of critical roles in:

- our strategic planning process;
- our enterprise risk management processes;
- selecting the CEO; and
- executive officer succession planning.

Our Board has adopted Corporate Governance Guidelines, which are available on our website at compassminerals.com.

Board Leadership

JOSEPH E. REECE	
 **Age 63** **Independent Non-Executive Chairman of the Board** since May 18, 2021	**OUR BOARD IS LED BY A NON-EXECUTIVE CHAIRMAN OF THE BOARD, WHO MUST BE AN INDEPENDENT DIRECTOR.** Mr. Reece has been serving as our Non-Executive Chairman of the Board since May 18, 2021, and has been a member of our Board since March 6, 2019. Under our Corporate Governance Guidelines, the Non-Executive Chairman of the Board's duties and responsibilities include: • Acting as an adviser to the CEO; • Establishing Board meeting agendas and the appropriate schedule of Board meetings, in consultation with the CEO, and considering agenda items suggested by independent and non-employee directors; • Directing that specific information be included in Board materials delivered in advance of Board meetings and working with Board committees to assess the quality, quantity and timeliness of the flow of information from management to the Board; • Presiding at all Board and stockholder meetings; • Developing and establishing the agenda for, and presiding at, executive sessions of the Board's independent and non-employee directors; • Acting as the principal liaison between the independent directors and the CEO; • Working with the Nominating/Corporate Governance Committee (the "Governance Committee") to recommend to the Board the membership of the Board committees and Board committee chairs; • Leading the annual evaluation of the CEO (in conjunction with the Compensation Committee), the Board, the Board committees and individual directors; • Calling meetings of the independent and non-employee directors; • Being available to advise the committee chairs in fulfilling their designated roles and responsibilities; and • Being the external spokesperson for the Board and available for communication with stockholders, upon reasonable request.

Our Board regularly considers whether our leadership structure is appropriate and has concluded that separating the Chairman and CEO roles is appropriate. In particular, this leadership structure clarifies the individual roles and responsibilities of the CEO and Chairman, streamlines decision making and enhances accountability. Mr. Reece has in-depth knowledge of the issues, challenges and opportunities facing Compass Minerals, expertise in capital markets and strategy, and proven leadership capabilities. As a result, our Board believes he has all of the qualities necessary to be an effective leader as Non-Executive Chairman of the Board. The Board believes the current structure appropriately allows full discussion of significant issues, supported by input from our management and non-employee directors.

Our Corporate Governance Guidelines include a succession plan for our Non-Executive Chairman of the Board. Specifically, in the event our Non-Executive Chairman of the Board is unable to serve in this capacity, the most tenured independent director would serve as the Non-Executive Chairman of the Board until the Board members select a new Non-Executive Chairman of the Board.

Director Independence

Our Board evaluates the independence of its members at least annually and at other appropriate times when a change in circumstances could potentially impact the independence of a director (for example, if a director changes employment). In making independence determinations, our Board applies the independence requirements of the New York Stock Exchange ("NYSE"). Under NYSE rules, directors are independent if they do not have a disqualifying relationship, as described in NYSE rules. Our Board affirmatively determines that each independent director has no material relationship with us, either directly or as an officer, stockholder or partner of an organization that has a relationship with us.

INDEPENDENT

62.5%

As a result of its independence evaluation, our Board determined that each of our current directors is an independent director, other than Mr. Dowling, our CEO, and Mr. Holtzman and Mr. Wagnon, who were designated for appointment by Koch Minerals & Trading LLC ("KM&T"), our largest stockholder.

Board and Committee Meetings, Executive Sessions and Attendance

Our Board is active and engaged. Board agendas are set in advance by the Non-Executive Chairman of the Board to ensure appropriate topics are covered and there is sufficient time for discussion. Directors receive comprehensive materials in advance of Board and Board committee meetings and are expected to review these materials in advance of meetings to ensure our meetings are focused on active discussions instead of lengthy presentations.

Our Board meets regularly throughout the year and held nine meetings in fiscal 2024. Under our Corporate Governance Guidelines, our Board is required to hold at least four executive sessions per year with independent and non-employee directors, without the CEO or other Company employees present. The Non-Executive Chairman of the Board is responsible for coordinating, developing the agenda for, and presiding at these executive sessions. Our independent directors held executive sessions, without the CEO or other Company employees present, after each regularly scheduled meeting in fiscal 2024.

During fiscal 2024, each then-current director attended at least 75% of all Board meetings and meetings of each Board committee on which he or she served during the period he or she was on the Board or Board committee. Under our Corporate Governance Guidelines, directors are expected to attend each annual meeting of stockholders; all of our current directors who were serving at the time attended our March 2024 annual meeting of stockholders.

The membership of each standing Board committee as of the date of this Proxy Statement and the number of fiscal 2024 meetings of the Board and each standing Board committee are shown in the following table.

		Committee Memberships			
Directors	Independent	Audit	Compensation	EHS&S	Nominating/ Corporate Governance
Edward C. Dowling, Jr.				●	
Richard P. Dealy	●	● 🖩	★		
Vance O. Holtzman					
Gareth T. Joyce	●			★	●
Melissa M. Miller	●		●		★
Joseph E. Reece ✪	●	● 🖩	●		●
Shane T. Wagnon					
Lori A. Walker	●	★ 🖩		●	
Fiscal 2024 Meetings	Board - 13	9	7	4	5

★ Committee Chair ● Committee Member ✪ Non-Executive Chairman of the Board 🖩 Audit Committee financial expert

Board Committees

Our Board has four standing committees:

- the Audit Committee;
- the Compensation Committee;
- the Nominating/Corporate Governance Committee; and
- the Environmental, Health, Safety and Sustainability Committee.



Each standing Board committee operates under a written charter adopted by our Board, which is available on the Investor Relations section of our website at www.compassminerals.com.

Each Board committee has the authority to retain advisors, at the Company's expense, to help the committee perform its functions. At each regularly scheduled Board and Board committee meeting, our independent directors held executive sessions, without the CEO or other Company employees present.

Following is a description of each standing Board committee.

AUDIT COMMITTEE

**MEETINGS IN FISCAL 2024: 9
EACH WITH AN EXECUTIVE SESSION**



Members

- **Lori A. Walker (Chair)**
- Richard P. Dealy
- Joseph E. Reece

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Audit Committee assists our Board with:

- overseeing the integrity of our financial statements,
- monitoring the adequacy and effectiveness of our accounting and financial controls, and
- supervising the performance of our internal audit function and independent auditor.
- The Audit Committee also oversees our compliance with:
  - legal and regulatory requirements,
  - our enterprise risk management process,
  - cybersecurity protocols, and
  - our Code of Ethics and Business Conduct.

The Audit Committee's functions are further described under "Report of the Audit Committee" on page 90.

QUALIFICATIONS

- Our Board has determined that each member of the Audit Committee is independent under NYSE and SEC rules and is financially literate, knowledgeable, and qualified to review financial statements.
- Our Board also determined that each of Mr. Dealy, Mr. Reece and Ms. Walker is an "Audit Committee financial expert," as defined by SEC rules.

COMPENSATION COMMITTEE

**MEETINGS IN FISCAL 2024: 7
EACH WITH AN EXECUTIVE SESSION**



Members

- **Richard P. Dealy (Chair)**
- Melissa M. Miller
- Joseph E. Reece

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Compensation Committee:

- reviews and approves (or makes recommendations to the Board regarding):
  - the compensation for our executive officers (including our CEO),
  - our incentive compensation and equity-based compensation plans that are subject to Board approval and administers all of our equity-based compensation plans,
- and oversees:
  - the application of our compensation clawback policy,
  - our stock ownership guidelines,
  - risks related to our compensation policies and practices,
  - our talent management and human capital management strategies, including recruitment, development, promotion and retention, and
  - our policies and practices promoting diversity and inclusion.

The Compensation Committee's functions are further described under "Compensation Discussion and Analysis."

The Compensation Committee Report is on page 59.

QUALIFICATIONS

- Our Board has determined that each member of the Compensation Committee meets the heightened independence requirements for Compensation Committee members under NYSE and SEC rules.

 NOMINATING/CORPORATE GOVERNANCE COMMITTEE	**MEETINGS IN FISCAL 2024: 5** **EACH WITH AN EXECUTIVE SESSION**



Members
- **Melissa M. Miller (Chair)**
- Gareth T. Joyce
- Joseph E. Reece

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Nominating/Corporate Governance Committee is responsible for:

- considering, assessing and making recommendations concerning director nominees,
- reviewing the size, structure and composition of our Board and Board committees,
- conducting the annual review of the Non-Executive Chairman of the Board,
- overseeing our corporate governance, and
- reviewing and approving any related party transactions

The Governance Committee's functions are further described under "—Director Selection Process and Qualifications" and "—Procedures for Nominations of Director Candidates by Stockholders."

QUALIFICATIONS

- Our Board has determined that each member of the Nominating/Corporate Governance Committee is independent under NYSE rules.

 ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE	**MEETINGS IN FISCAL 2024: 4** **EACH WITH AN EXECUTIVE SESSION**



Members
- **Gareth T. Joyce (Chair)**
- Edward C. Dowling, Jr.
- Lori A. Walker

PRIMARY RESPONSIBILITIES

The EHS&S Committee is responsible for:

- monitoring environmental, health, safety and sustainability matters, including our objectives, policies, procedures and performance,
- overseeing our risks and risk management,
- overseeing our compliance with applicable laws, and
- reviewing our sustainability efforts and reporting as well as our efforts to advance our progress on sustainability.

The EHS&S Committee's functions are further described under "—Corporate Governance —Corporate Responsibility."

Board Role in Risk Oversight

⚠ MANAGEMENT'S ROLE IN RISK OVERSIGHT

Management is responsible for risk management activities, including the development of strategies and actions to anticipate, identify, assess, manage and appropriately mitigate identified risks.

- Our management has implemented an enterprise risk management process, which is designed to identify and assess risk and to develop strategies and policies regarding risk acceptance, reduction, mitigation or avoidance.
- An overview of the findings of this enterprise risk management process and our top-identified risks is presented periodically to our Board, providing our Board an opportunity to inquire and provide guidance on our risk management activities.
- Our strategic plans, which our Board regularly discusses with our management, also reflect the findings of our enterprise risk management process.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board's role in our risk management process is one of oversight. The independent structure of our board enables objective oversight of the risk management process.

Board committees are provided with more specific information on our risks and risk mitigation activities relating to their respective area of responsibility.



AUDIT COMMITTEE

Oversees:
- our enterprise risk management process, and
- our major financial risk exposures,



COMPENSATION COMMITTEE

Oversees:
- risks related to our compensation policies and practices, and
- talent and human capital managed related risks.



NOMINATING/CORPORATE GOVERNANCE COMMITTEE

Oversees:
- matters related to our corporate governance risks and Board independence.

ENVIRONMENTAL HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE

Oversees:
- environmental, health, safety and sustainability risks, including climate-related risks, that are inherent in our business, and
- our compliance with EHS&S initiatives.

Compensation Policies and Practices Related to Risk Management

The Compensation Committee reviewed our compensation policies and practices and determined that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. This review and risk assessment included an inventory of incentive plans and programs and considered factors such as the number of participants, performance metrics, maximum payments and risk mitigation features. In addition, the Compensation Committee, with the assistance of its independent compensation consultant, assesses and considers potential risks when reviewing and approving our compensation policies and practices.

Our executive compensation program, described in detail in "Compensation Discussion and Analysis," has risk mitigation features, including:

- ✓ Balanced mix of pay components, biased toward variable pay components and a market competitive cash component.

- ✓ Long-term equity-based compensation, generally, vesting over three years.

- ✓ Annual bonus payments to executive officers are capped at 200% of the target payment, subject to performance factors based on Company-wide and shared performance objectives.

- ✓ Performance stock units ("PSUs") are subject to a market-based performance metric, which is applied equally to all executive officers to encourage a unified and responsible approach to achieving strategic goals. PSU performance metrics also include ESG metrics. PSUs have overlapping three-year performance periods, which emphasizes long-term, sustained performance. Payout of PSUs is capped at 275% of target for PSUs issued prior to 2024, and at 240% of target for those issued in 2024.

- ✓ A compensation clawback policy compliant with revised SEC and NYSE rules. Our compensation clawback policy provides for repayment of certain bonus or other incentive-based or equity-based compensation erroneously awarded or paid under our incentive plans in the event of a financial restatement that reduces the financial results which were the basis of the incentive compensation.

- ✓ Stock Ownership Guidelines that help align executive officer and stockholder interests and reduce excessive short-term risk taking at the expense of long-term results. In addition, under these guidelines executive officers are required to attain and maintain significant stock ownership, which increases the effectiveness of our clawback policy.

- ✓ Prohibition on repricing stock options without stockholder approval.

- ✓ Anti-hedging and anti-pledging policy that applies to all directors, executive officers and employees.

Majority Voting in Uncontested Director Elections, Director Resignation Policy

Under our Bylaws, in an uncontested election of directors (i.e., one where the number of director nominees does not exceed the number of directors to be elected), each director will be elected by a majority of the votes cast. This means the number of votes cast **FOR** a nominee's election must exceed the number of votes cast **AGAINST** the nominee's election. In a contested election of directors (i.e., one where the number of director nominees exceeds the number of directors to be elected), each director will be elected by a plurality vote. This means the nominees receiving the highest number of votes cast **FOR** will be elected even if a nominee receives less than a majority of the votes cast.

Under our Corporate Governance Guidelines, in an uncontested election of directors, any director nominee who receives a greater number of **AGAINST** votes than **FOR** votes, must promptly tender his or her resignation to our Board. The Governance Committee and our Board would then consider whether to accept or reject the tendered resignation and take appropriate action in accordance with our Corporate Governance Guidelines.

Director Term Limits

Our Corporate Governance Guidelines provide for term limits for directors. All non-employee directors have a term limit of 8-12 years, with limited exceptions.

Service on Other Boards of Directors

Service by our Board members on the boards of directors of other companies provides valuable governance and leadership experience that ultimately benefits Compass Minerals. However, this service may require a commitment of significant time and attention. As a result, under our Corporate Governance Guidelines, non-employee directors may sit on no more than five boards of directors of for-profit companies (including our Board), without the approval of our Board. Our CEO must obtain the approval of our Board before serving on a board of directors of any other for-profit company. Currently, none of our non-employee director nominees sit on more than five boards of directors of for-profit companies (including our Board), and our CEO sits on the board of directors of one other for-profit company.

In addition, no member of our Audit Committee may simultaneously serve on the audit committee of more than two other public companies, unless our Board determines that this simultaneous service would not impair the ability of such director to effectively serve on our Audit Committee and this determination is disclosed in our Proxy Statement. Currently, no member of our Audit Committee serves on the audit committee of more than two other public companies.

Board Evaluation Process

Our Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Our Corporate Governance Guidelines require annual evaluations of the performance of the Board, Board committees and individual directors, including the Non-Executive Chairman of the Board and the CEO. As part of the annual evaluation process, directors can provide confidential feedback on the performance of other directors and the effectiveness of the Board and each Board committee, as well as compliance of each Board committee with its charter. The evaluations are reviewed each year and are modified as appropriate to ensure the evaluations focus on director contributions and performance in light of our business and strategies.

Our Board and each Board committee reviews its evaluation results and performance and implements changes based on these results. Our Board and our Governance Committee also review the evaluation results and performance of individual directors, including our Non-Executive Chairman of the Board. The Governance Committee uses these results when it considers potential nominees for election as a director. In addition, each director receives individual feedback based on the evaluation results.

Succession Planning

Each year, our Board works with management to review succession and development plans for the CEO and all other executive officers. At least once per year, our CEO discusses Company leadership and talent development with our Board. Our Board members become familiar with potential successors for our executive officers and other key leaders through various means, including presentations to the Board and informal meetings. In addition, succession planning and talent development discussions are embedded in our leadership and performance management processes. We develop our talent capability through job rotations and experiences, new tools, training, and hiring outside talent with a diversity of backgrounds and skills. Our management has developed and maintains an emergency succession plan for key positions, including the CEO and other executive officers, that is reviewed at least annually with our Board.

Corporate Governance

Compass Minerals' corporate governance materials are posted on our website, investors.compassminerals.com/investors-relations/corporate-governance/policies. Those policies, reports and relevant documents include:

- Code of Ethics and Business Conduct
- Corporate Governance Guidelines
- Environmental, Health, Safety and Sustainability Committee Charter
- Human Rights Policy
- Guidelines for Fair Disclosure to the Investment Community
- Audit Committee Charter
- Nominating/Corporate Governance Committee Charter

- Environmental, Health, Safety and Sustainability Commitment
- Supplier Code of Conduct
- Canadian French Code of Ethics and Business Conduct
- Compensation Committee Charter
- Stock Ownership Guidelines
- Latest and Prior ESG Reports
- Ethics Hotline compassminerals.ethicspoint.com

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct (our "Code of Ethics") for our directors, officers and employees, which is grounded in our Core Values. Our Code of Ethics is reviewed each year for appropriate updates. Directors, officers and salaried employees are asked to annually certify their understanding of and compliance with our Code of Ethics.

Only our Board or a designated Board committee may grant waivers of our Code of Ethics for our directors and executive officers. We intend to disclose any changes in, or waivers from, our Code of Ethics by posting such information on www.compassminerals.com or by filing a Current Report on Form 8-K, in each case if such disclosure is required by SEC or NYSE rules. No waivers of our Code of Ethics were granted to directors or officers in fiscal 2024.

Our Code of Ethics is made available to our employees in English and Canadian French and is available on our website.

Director Selection Process and Qualifications

The Governance Committee is responsible for reviewing the composition of our Board and recommending candidates for nomination and election at the annual stockholder meeting and to fill Board vacancies.

The Governance Committee annually reviews with the Board the size and composition of our Board, focusing on the interplay of each director's and director nominee's experience, qualifications, attributes and skills with the Board as a whole and the Company's needs. In making its recommendations to our Board regarding the composition of our Board and the nomination of director candidates, the Governance Committee considers the qualifications of individual director candidates applying the Board membership criteria described below.

While the selection of qualified directors is a complex, subjective process that requires consideration of many intangible factors, our Board believes that diversity is an important attribute of a well-functioning board. Accordingly, our Governance Committee considers diversity when identifying and nominating potential directors. Our Corporate Governance Guidelines provide that our Governance Committee and our Board should strive for a mix of directors that represents a diversity of attributes, background, experience (including experience with businesses and other organizations of a comparable complexity), perspectives and skills, including with respect to differences in customs, culture, international background, thought, generational views, race, gender and specialized professional experience. Our Board also considers diversity when selecting directors for Board leadership positions.

Our Corporate Governance Guidelines set forth the following minimum qualifications for a director:

(i) personal integrity,

(ii) a degree from an accredited college or university or equivalent professional experience,

(iii) five years' successful experience in a senior responsible position,

(iv) good communication skills,

(v) practical, mature business judgment,

(vi) experience analyzing corporate financial statements,

(vii) experience and effectiveness working closely with a team of senior professionals,

(viii) available time to dedicate to the position,

(ix) the absence of conflicts of interest, and

(x) an understanding of organizational structure and accountability, delegation of authority, compensation practices, and the dynamics of competitive businesses.

If a vacancy arises or our Board decides to expand its membership, the Governance Committee, with the involvement of the Non-Executive Chairman of the Board and the CEO, will seek recommendations of potential candidates from incumbent directors, our stockholders, management, third-party search firms and other sources. The Governance Committee will then evaluate each potential candidate on the basis of the qualifications, skills and attributes described above.

Our Board also actively monitors the tenure and expected service of each Board member, considering our Corporate Governance Guidelines, including the director term limit.

Anti-Hedging and Pledging Policy

All directors, executive officers and employees are prohibited from engaging in short sales of our securities and from buying, selling or investing in Company-based derivative securities, including entering into any hedging transactions with respect to our securities or engaging in comparable transactions. Directors and executive officers also are prohibited from pledging any Company securities (i.e., using our common stock as collateral for a loan or to trade shares on margin).

Stock Ownership Guidelines

Our Compensation Committee has adopted a policy requiring each director and member of our senior management to obtain and maintain ownership in our common stock (or its equivalent) at specified levels. For purposes of the Stock Ownership Guidelines, restricted stock units ("RSUs"), earned performance stock units and deferred stock units count toward the ownership achievement. The ownership requirements are summarized in the following table.

Position	Stock Ownership Requirement		Compliance Period
Non-employee directors	✓ ✓ ✓ ✓ ✓	**5x** annual cash retainer	5 years from joining the Board
CEO	✓ ✓ ✓ ✓ ✓	**5x** base pay	5 years from appointment
Other executive officers	✓ ✓	**2x** base pay	5 years from appointment

As of December 2024, all directors and executive officers have met their requirements under the Stock Ownership Guidelines, or were still within their five-year window to achieve compliance.

Stockholder Nominations of Director Candidates

The Governance Committee will consider director candidates submitted by our stockholders using the same criteria described above under "Director Selection Process and Qualifications."

Stockholders who wish to nominate candidates for election at our 2026 annual meeting of stockholders must deliver a stockholder's notice within the applicable time frame specified below under "Additional Filings and Information—Stockholder Proposals and Nominations for 2026 Annual Meeting."

In December 2020, our Board amended and restated our Bylaws to provide a proxy access right for stockholders. Under the proxy access right, a stockholder, or a group of up to 20 stockholders, owning at least three percent of the Company's outstanding common stock continuously for at least three years may nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of (a) two director nominees or (b) twenty percent of the Board, subject to certain limitations and provided that the stockholders and nominees satisfy the requirements specified in our Bylaws. In particular, any candidate nominated pursuant to the proxy access provisions must be independent pursuant to our Corporate Governance Guidelines and otherwise qualify as independent under NYSE rules, be a "non-employee director" as defined in SEC Rule 16b-3, be an "outside director" as defined in Section 162(m) of the Internal Revenue Code, and not be subject to disqualifying events under Rule 506 of Regulation D.

Stockholders who wish to nominate candidates for election as a director under our proxy access Bylaws should deliver the information required by our Bylaws to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Review and Approval of Transactions with Related Persons

Our Board has adopted a written policy and procedures for review, approval and monitoring of transactions involving Compass Minerals and "related persons" (directors, director nominees, executive officers, their immediate family members and stockholders owning 5% or more of our outstanding stock). The policy covers any related-person transaction that meets the minimum threshold for disclosure in our Proxy Statement under relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Under the Board's policy and procedures, the Governance Committee will review the material facts of all proposed related-party transactions. In determining whether to approve or ratify a related-party transaction, the Governance Committee will take into account, among other factors it deems appropriate, whether the related-party transaction is on terms no less favorable to Compass Minerals than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction.

In fiscal 2024, there were no transactions involving Compass Minerals and related persons that required disclosure in this Proxy Statement.

Communications with our Board of Directors

Stockholders or others who wish to communicate with our Board or any individual director should direct their comments to:

 **Compass Minerals International, Inc.**
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

 **AskTheBoard@compassminerals.com**

The Company's Secretary will forward any communications (excluding routine advertisements, business solicitations and communications that the Secretary deems to be a security risk or harassment) to each member of our Board or, if applicable, to the individual directors named in the correspondence. If the correspondence is directed exclusively to the independent directors or to one or more non-management directors, the communication will be delivered to the Non-Executive Chairman of the Board or the non-management directors.

Compensation Committee Interlocks and Insider Participation

No person who served as a member of the Compensation Committee during fiscal 2024 was a then-current or former officer or employee of the Company or engaged in certain transactions with us required to be disclosed as "related person transactions" under SEC regulations. There were no compensation committee "interlocks" during fiscal 2024, which generally means that none of our executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as a member of our Board or as a member of the Compensation Committee.

Fiscal 2024 Non-Employee Director Compensation

Philosophy and Objectives

Our non-employee director compensation program is designed to attract and retain well-qualified directors with appropriate skill sets to meet our evolving needs. Our Board considers and determines non-employee director compensation each year, taking into account recommendations from the Compensation Committee and its independent compensation consultant. The Compensation Committee formulates its recommendation to our Board based on its review and analysis of the compensation consultant's report on director compensation practices for a specific group of peer companies, which our Board also reviews when making its determinations regarding director compensation. A discussion of our peer group can be found under "Compensation Discussion and Analysis—Executive Compensation Framework and Governance—Executive Compensation Program Summary—Peer Groups and Benchmarking."

Fiscal 2024 Compensation

Non-employee directors had the opportunity to receive the following compensation in fiscal 2024:

- Equity compensation, paid in quarterly installments, consisting of a:
    - **(i)** $85,000 annual retainer,
    - **(ii)** Annual Board committee chair and member retainer, and
    - **(iii)** Supplemental $65,000 annual retainer for our Non-Executive Chairman of the Board.
- Equity compensation, paid once per year, with an annual value of $120,000 for all directors, as well as a supplemental Non-Executive Chairman of the Board equity award with an annual value of $105,000.
- Other compensation, as described under "—Other Compensation."

On March 29, 2023, the Board determined that it is advisable and in the best interests of the Company and its stockholders to receive all non-employee director compensation in the form of equity.

The amount of non-employee director compensation for fiscal 2024 remained unchanged from fiscal 2023 compensation.

Non-employee director compensation is prorated based on the relevant dates of service and is paid pursuant to our Non-Employee Director Compensation Policy. Mr. Crutchfield, our former president and CEO and Board member, did not receive any additional compensation for serving as a director. Pursuant to the terms of the KM&T Stock Purchase Agreement, the directors designated for appointment by KM&T also did not receive any compensation for serving as directors. They do receive reimbursement for reasonable travel and other reasonable and documented out-of-pocket expenses related to the performance of their duties.

Compensation

In addition to the annual Board retainer and supplemental retainer for our Non-Executive Chairman of the Board, non-employee directors receive retainers for serving as Board committee chairs or members. The following table summarizes the annual retainers paid for fiscal 2024 service on Board committees.

	Fiscal 2024 Retainers	
Board Committee Service	**Chair ($)**	**Member ($)**
Audit	27,500	10,000
Compensation	22,500	10,000
Environmental, Health, Safety and Sustainability	17,500	7,500
Nominating/Corporate Governance	17,500	7,500

Equity Compensation

Non-employee directors receive an equity award with an annual value of $120,000, either in shares of our common stock, RSUs or, at the director's election, in deferred stock units ("DSUs"). In addition, the Non-Executive Chairman of the Board receives an equity award with an annual value of $105,000. Equity awards are generally granted once per year upon election at each annual meeting of stockholders, and vest on the earlier of the Company's next annual meeting (as long as the annual meeting is as least 50 weeks after the grant date) or the one-year anniversary of the grant date. Dividend equivalents are paid on the DSUs and RSUs when dividends are declared.

Other Compensation and Deferral of Compensation

Non-employee directors may elect to defer all or a portion of their compensation. Any compensation that is deferred is converted into DSUs. As dividends are paid on our common stock, DSUs accrue dividends in the form of additional DSUs, which have a value equivalent to our common stock and vest immediately on grant. Accumulated DSUs are distributed in the form of our common stock at the time the director ceases to be a member of our Board or such other dates elected by the director.

The following table summarizes the total compensation paid to or earned by non-employee directors during fiscal 2024.

FISCAL 2024 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Richard P. Dealy	-	233,827	233,827
Edward C. Dowling, Jr.[3]	-	35,569	35,569
Jill V. Gardiner	-	45,202	45,202
Gareth T. Joyce	-	230,057	230,057
Melissa M. Miller	-	232,524	232,524
Joseph E. Reece	-	409,489	409,489
Lori A. Walker	-	242,413	242,413

(1) The amounts included in this column represent the annual retainer and service fees paid in cash to each non-employee director. Since the annual retainer was paid in equity, this column is 0 for all.

(2) Represents equity compensation paid in the form of shares of our common stock, RSUs and DSUs, including annual equity awards and annual retainer and service fees, payable in equity. The amounts represent the grant date fair value recognized in accordance with FASB ASC Topic 718. The number of shares of common stock, DSUs and RSUs granted was based on the market value of our common stock on each grant date. The amounts include DSUs and RSUs as follows: (8,155 DSUs and 5,685 RSUs for Mr. Dealy; 1,546 DSUs for Mr. Dowling; 1,939 DSUs for Ms. Gardiner; 7,786 DSUs and 5,685 RSUs for Mr. Joyce; 7.961 DSUs and 5,685 RSUs for Ms. Miller; 23,560 DSUs for Mr. Reece; and 8,603 DSUs and 5,685 RSUs for Ms. Walker).

(3) Although Mr. Dowling is currently our Chief Executive Officer, he was not an employee of the Company during the first quarter of fiscal 2024.

2025 Compensation

Following a review by the Compensation Committee of the independent compensation consultant's report on director compensation practices of our peer companies, our Compensation Committee and Board decided to make no changes to the non-employee director compensation program for 2025. All compensation for non-employee directors will continue to be made in equity.

Corporate Responsibility



We have a clear vision of our Core Purpose: "THROUGH THE RESPONSIBLE TRANSFORMATION OF EARTH'S NATURAL RESOURCES, WE HELP KEEP PEOPLE SAFE, FEED THE WORLD AND ENRICH LIVES, EVERY DAY." We are committed to our stockholders, customers, employees and communities and to ensuring safety throughout our operations, building a sustainable company, being responsible stewards of the resources we manage, and minimizing or mitigating our environmental impact where possible.

We approach our environmental, social and governance work through a fundamental commitment to four key pillars: safety, growth, transparency and stewardship. Together, these pillars form our sustainability compass, guiding our decisions and business practices across all aspects of our Company.

As we build our Company, serve our customers, innovate and bring new products to market, we always keep this compass in mind. Our Board as a whole reviews our ESG reporting, targets and goals, as well as our progress toward achieving them, at least once each year. On a regular basis, the EHS&S Committee focuses on environmental, health, safety and sustainability matters; the Compensation Committee focuses on social and diversity matters; and the Governance Committee focuses on corporate governance matters. Our Board also considers risks and opportunities regarding ESG and sustainability matters.

To demonstrate and reinforce our commitment to these topics, we have designed a compensation program that motivates our executive officers to operate our business in a profitable and sustainable manner. Approximately one-third of the target annual incentive compensation for executives under the MAIP (our annual cash bonus program) is based on total recordable injury rate (which measures our safety performance) and shared performance goals for matters including organizational health and advancing diversity, belonging, inclusion and equity ("DBIE"). We believe these incentives will help us maintain a strong safety culture and create a workplace where our employees can bring their authentic selves to work, feel safe, know they are valued and heard, thrive and grow professionally, and take pride in their work and in our Company.

Our Fiscal 2024 ESG report structure and disclosure align with leading sustainability reporting frameworks, including the Global Reporting Initiative ("GRI") Standards and the Sustainability Accounting Standards Board ("SASB"). We have also looked to the Task Force on Climate-related Financial Disclosures ("TCFD") and U.N. Sustainable Development Goals ("SDGs") to help inform our ESG reporting.

 Additional information about our ESG areas of focus, including our fiscal 2025 ESG Goals and Targets, is located on the Corporate Responsibility page at compassminerals.com.

COMPENSATION

PROPOSAL 2
ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Our stockholders are being asked to cast an advisory, non-binding vote to approve the compensation of our NEOs, commonly referred to as a "say-on-pay vote." Our Board and the Compensation Committee, which administers our executive compensation program, value the opinions expressed by our stockholders and will continue to consider the outcome of say-on-pay votes in making decisions on executive compensation.

Our executive compensation program is designed to promote stockholder interests by aligning our compensation with the realization of our business objectives and stockholder value. Our Board believes our executive compensation program uses appropriate structures and sound pay practices that are effective in achieving our core objectives. We encourage stockholders to read the "Compensation Discussion and Analysis" section of this Proxy Statement, which describes our executive compensation program in detail and the decisions made by the Compensation Committee for fiscal 2024.

Our Board recommends that you vote in favor of the following advisory resolution:

"RESOLVED, that Compass Minerals International, Inc. stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis and "Executive Compensation Tables" sections of the Company's Proxy Statement)."

Vote Required

Approval of an advisory resolution to approve the compensation of our NEOs requires the affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote at the Annual Meeting. Abstentions have the same effect as a vote against this proposal. Broker non-votes will have no effect on the outcome of this proposal. As an advisory vote, the outcome of the vote on this proposal will not be binding upon Compass Minerals, our Board or the Compensation Committee.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADVISORY APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

Compensation Contents

Compensation Discussion and Analysis

This section describes the material components and objectives of our executive compensation program for our NEOs and explains how and why our Compensation Committee arrived at specific compensation practices and decisions for fiscal 2024 NEO compensation. The NEOs whose compensation will be discussed in this section are the following individuals.

Fiscal 2024 Named Executive Officers



EDWARD DOWLING, JR.

President and Chief Executive Officer
(Appointed January 18, 2024)



JEFFREY CATHEY

Chief Financial Officer
(Appointed June 7, 2024)



MARY L. FRONTCZAK

Chief Legal and Administrative
Officer and Corporate Secretary



BENJAMIN NICHOLS

Chief Sales Officer
(Since January 16, 2024)



JENNIFER HOOD

Chief Supply Chain Officer
(Since January 16, 2024)

Former Executive Officers



KEVIN S. CRUTCHFIELD

Former President
and Chief Executive Officer
(served until January 17, 2024)



JAMES D. STANDEN

Former Chief Commercial Officer
(served until January 16, 2024)



LORIN CRENSHAW

Former Chief Financial Officer
(served until June 7, 2024)



GEORGE J. SCHULLER, JR.

Former Chief Operations Officer
(served until February 21, 2024)

Executive Summary

We view **compensation practices** as an avenue to communicate and reinforce our goals and standards of conduct, as well as a means to reward NEOs for their achievements.	Our **compensation philosophy** is grounded in promoting stockholder interests by aligning compensation with the realization of our business objectives and increased long-term stockholder value.	**We are committed** to providing a competitive total compensation package that drives employee engagement and performance which, in turn, helps drive our business strategy and success.

Fiscal 2024 Company Performance and Other Highlights

In fiscal 2024, we achieved the following financial results.

- Generated fiscal 2024 consolidated revenue of $1.117 billion.
- Adjusted EBITDA of $206.3 million was up 4% year-over-year.
- Plant Nutrition segment revenue of $181.0 million was up 5% year-over-year.

Throughout fiscal 2024, we remained focused on strong execution within the core Salt and Plant Nutrition businesses.

We are guided on this journey through our ongoing commitment to building a sustainable culture, meeting customer expectations and leveraging our advantaged assets to create long-term value for our shareholders.

Culture

Our continued focus on improving organizational health helps to ensure that our workforce is engaged, supported and equipped to fulfill the needs of our customers. We prioritize safe and healthy work practices, striving toward our Company's ultimate goal of zero harm, which includes zero injuries to employees and contractors as well as zero environmental incidents. We strive to always operate as responsible stewards of the environment.

At Compass Minerals, we believe that everyone has a voice and every voice matters. We hire, promote and retain people with different backgrounds and experiences, which strengthens our culture and brings a wider range of perspectives to help solve critical issues. And we invest in the development of our employees by offering training and development opportunities as well as access to professional programming. Our diversity, belonging, inclusion and equity ("DBIE") approach focuses on raising awareness and educating employees, engaging employees in initiatives to create a sense of belonging, and finally, having a positive impact on our organization and in our communities by partnering with external groups working to improve DBIE.

Additionally, we engage as active participants in the communities where we live and work through collaboration, charitable support and employee volunteerism.

Value

We operate several unique, high-quality assets that are irreplaceable in their served markets and have tremendous intrinsic value. We continue to focus on strong execution within our core Salt and Plant Nutrition businesses, and we continue to develop our long-term fire-retardant business.

Leadership Changes

Mr. Crutchfield, who had been serving as President and Chief Executive Officer, incurred a termination without Cause on January 17, 2024. In connection with his departure, Mr. Crutchfield was entitled to severance payments under his amended and restated employment agreement, and we entered into separation and consulting agreements with Mr. Crutchfield, which provides that Mr. Crutchfield would serve as a consultant to the Company through the end of the fiscal year, at a rate of $22,500 per month (pro-rated for any partial months) to help ensure a smooth transition, and receive severance payments and benefits, as described in more detail under "Executive Compensation Tables-Agreements with Mr. Crutchfield, our former President and CEO."

Mr. Dowling was appointed as President and Chief Executive Officer on January 18, 2024, having previously served on the Environment, Health, Safety and Sustainability Committee and as Chair of the Compensation Committee of the Board of Directors. We entered into an employment agreement with Mr. Dowling, as described in more detail under "Compensation Discussion and Analysis-Executive Compensation Decisions for Fiscal 2024."

Mr. Standen, who had been serving as Chief Commercial Officer, incurred a termination without Cause on January 16, 2024. In connection with his departure, Mr. Standen was entitled to severance payments under our Executive Severance Plan, as described in more detail under "Executive Compensation Tables-Agreement with Mr. Standen, our former Chief Commercial Officer."

Mr. Schuller, who had been serving as Chief Operations Officer, departed the Company on February 21, 2024. In connection with his departure, Mr. Schuller was not entitled to severance payments under our Executive Severance Plan.

Mr. Dunn was appointed as Chief Operations Officer on February 21, 2024.

Ms. Hood was promoted to Chief Supply Chain Officer on January 16, 2024. Ms. Hood has been employed by the Company in roles of increasing responsibilities since September 3, 2019.

Mr. Nichols was promoted to Chief Sales Officer on January 16, 2024. Mr. Nichols has been employed by the Company in roles of increasing responsibilities since November 22, 2004.

Mr. Crenshaw, who had been serving as Chief Financial Officer, incurred a termination without Cause on June 7, 2024. In connection with his departure, Mr. Crenshaw was entitled to severance payments under our Executive Severance Plan, as described in more detail under "Executive Compensation Tables-Agreement with Mr. Crenshaw, our former Chief Financial Officer."

Mr. Cathey was appointed as Chief Financial Officer on June 7, 2024. Mr. Cathey previously served as Chief Accounting Officer for the Company since his hire on December 18, 2023.

Mr. Dunn, who had been serving as Chief Operations Officer, departed the Company on June 21, 2024. In connection with his departure, Mr. Dunn was not entitled to severance payments under our Executive Severance Plan.

Setting Executive Compensation

The performance of our executive officers is essential to achieving our goal of increasing stockholder value. To align executive officer interests with those of stockholders, and to motivate and reward individual initiative and effort, a significant portion of our NEOs' compensation is at-risk and performance-based. The performance metrics that underlie our incentive compensation programs are aligned with the Company's financial goals and business strategy, and have a clear connection to each NEO's individual performance and the performance of our senior leadership team as a whole. Our executive compensation program is intended to offer an opportunity for gain in the event of successful performance against established criteria, balanced with the prospect of reduced compensation if performance goals are not attained.

As we do every year, we ensured our compensation philosophy and compensation policies are aligned with the Company's objectives. We made the following changes, and took the following actions, with respect to our fiscal 2024 executive compensation program.

Compensation Element	Changes to fiscal 2024 Executive Compensation Program
1 Base Salaries (effective December 1, 2023)	Approved select NEO base salary increases for 2024 to align with the market.
2 Management Annual Incentive Program (MAIP)	No changes were made to the fiscal 2024 MAIP targets for NEOs. The Operating Cash flow in the FY2023 MAIP was changed to Adjusted Free Cash Flow for FY2024. The weighting of two Performance Factors were adjusted to recognize increased emphasis on cash flow. The adjustments are as follows: Adjusted EBITDA from 45% to 30% and the Cash Flow from 20% to 35%. Further, the Company incorporated the Winter Impact Benchmark Adjustment, as further described below, and consistent with the methodology applied in prior years.
3 Long-Term Incentive Compensation	The annual equity awards granted by the Compensation Committee to NEOs in fiscal 2024 included a shift in weighting of RSUs from 40% to 50% and PSUs from 60% to 50% and replaced the relative TSR metric with Free Cash Flow, Cash Unit Cost growth control (salt business) and reduction (plant nutrition business), TRIR and ESG. The rationale for these changes is described further below.

Fiscal 2024 Key Compensation Elements

The key elements of our executive compensation program did not change in fiscal 2024. These elements are described in detail under "— Executive Compensation Decisions for Fiscal 2024" and are summarized below.

Compensation Element	Purpose
1 **Base Salaries**	Base salary is earned in return for the day-to-day job performed as well as the NEO's scope of responsibilities. We believe our base salaries are competitive and appropriate to attract and retain top talent.
2 **Management Annual Incentive Program (MAIP)**	The MAIP, our annual cash bonus program, offers variable performance-based compensation that rewards our NEOs for individual and overall Company performance results achieved in the most recently completed fiscal year. Most of the targets used for determining payments for NEOs under the MAIP are also used in determining bonuses for large parts of the broader organization, thereby aligning executives and other employees on common goals that are established annually.
3 **Long-Term Incentive Compensation**	These awards generally take the form of RSUs and PSUs to align management with long-term stockholder interests as well as provide an appropriate balance between performance based pay and time-vesting awards that support retention. We believe this mix of equity incentives motivates and rewards our NEOs for sustaining long-term financial and operational performance that increases stockholder value.

Total direct compensation, which includes base salary, MAIP bonus payments and equity awards for our NEOs, is targeted to align with median levels for our selected market group, to provide a competitive compensation opportunity and to attract, motivate and retain executive talent. Our market group is comprised of a blend of our peer group companies and market data from reputable survey sources. In any given year or for any given NEO, some elements may be above or below median.

Linking Compensation to Performance

Our Compensation Committee designs our executive compensation program to appropriately align pay and performance, with a significant portion of executive compensation being at risk and performance-based. In addition, our Compensation Committee believes that executive officer compensation should consist more heavily of variable elements, with a larger weighting of equity, than the compensation of other employees because executive officer performance is more likely to have a strong and direct impact on strategic and financial results that can affect stockholder value. Our pay mix and design reflect these beliefs.

The following charts illustrate the fiscal 2024 total direct compensation mix for Mr. Dowling Jr. and for our other NEOs (on average). These charts reflect:

- **(i)** base salary as of September 30, 2024,
- **(ii)** fiscal 2024 MAIP bonus at target, and
- **(iii)** target grant value of fiscal 2024 equity awards (our long-term incentive compensation).

CEO


23% MAIP
17% Base Salary
59% Performance Based
24% RSUs
36% PSUs

Average Other NEOs


22% MAIP
34% Base Salary
41% Performance Based
19% PSUs
25% RSUs

2024 "Say-On-Pay" Vote, Stockholder Engagement Process and Input from Stockholders

The annual stockholder say-on-pay vote provides valuable insights into the views of our stockholders and helps guide the Compensation Committee in its decision-making. The Committee carefully considers the results of the vote alongside feedback from stockholders when designing and evaluating our executive compensation program. In 2024, stockholders approved our say-on-pay proposal with 93.8 percent support. Reflecting our commitment to ongoing engagement, the Chair of our Compensation Committee and members of the management team engaged with stockholders throughout 2024 to gather feedback.

WHO WE CONTACTED AND ENGAGED	WHAT WE HEARD	HOW WE RESPONDED
• We contacted 19 of our top shareholders representing approximately 74% of our outstanding shares, noting that we did not reach out to Koch Industries (approximately 17% ownership stake in the Company) given their representation on the Board of Directors. • Three shareholders accepted our invitation for outreach representing approximately 22% of our outstanding shares.	• Expressed appreciation for the shareholder outreach and asked us to continue to reach out to them on a regular basis. • Expressed that they would like to see the Board and management own more shares in the Company. • Expressed that the annual incentive plan metrics should include cash flow, debt reduction, and cost control. • Expressed that the LTI performance metrics should be focused on driving returns and generating free cash flow, which are more aligned with long-term value creation for shareholders.	• The Chairman of the Compensation Committee committed to continuing to reach out to investors at least annually. • In fiscal 2024 and continuing in fiscal 2025, all compensation for non-employee directors continued to be delivered in the form of equity awards. • For fiscal 2025, operating cash flow, CapEx and production cost per unit were added as performance metrics to the MAIP. • For fiscal 2025 LTI PSU grants, the performance metrics were adjusted to consist of an equal weighting of Free Cash Flow and Return on Capital Employed (ROCE).

Stockholder Engagement Process

The Company routinely engages through regular outreach to stockholders on a variety of topics, including ESG matters, through in person and virtual non-deal roadshows along with conference participation. We maintain meaningful dialogue with a broad range of stockholders, including large institutional investors, small to mid-sized institutions, pension funds and individual investors.

Executive Compensation Framework and Governance

| We view **compensation practices** as an avenue to communicate and reinforce our goals and standards of conduct, as well as a means to reward NEOs for their achievements. | Our **compensation philosophy** is grounded in promoting stockholder interests by aligning compensation with the realization of our business objectives and increased long-term stockholder value. | **We are committed** to providing a competitive total compensation package that drives employee engagement and performance which, in turn, helps drive our business strategy and success. |

This commitment leads to compensation programs that are designed to:

- ✓ Provide employees with an attractive, market competitive pay opportunity that delivers an appropriate balance of incentive-based pay and fixed compensation.

- ✓ Foster a pay-for-performance culture that motivates employees to achieve exceptional levels of performance.

- ✓ Drive an environment of accountability, teamwork and cross-functional collaboration.

- ✓ Utilize a framework that is simple to understand, provides flexibility to grow, attracts the talent Compass Minerals needs to be successful, and is linked to measurable benchmarks relevant to our business.

- ✓ Be consistent with our long-term business strategy.
  - Focus on the efficient use of resources.
  - Motivate participants to overcome challenges.
  - Strive for continuous improvement that can be adapted for the changing markets and environments in which we operate.

To achieve these compensation objectives, our executive officer compensation program is based on the principles described below.

- ✓ **Be competitive and encourage continued service.** Our executive officer compensation program's design and levels are set considering the practices of similar companies with which we compete for talent. All of our equity awards are subject to vesting schedules, which provide an incentive for continued employment. Further, our executive officers' target total direct compensation opportunity is generally aligned with the median of total executive officer compensation programs of our peer group. Actual total compensation earned by each NEO will be above or below the median of our peer group, depending on our performance, the individual experience and performance of each executive officer and other Compensation Committee considerations.

- ✓ **Foster a pay-for-performance culture.** Base pay, MAIP awards and long-term incentive compensation awards are based on an individual's job (role and level), experience and performance compared against specified financial, operational and strategic business goals (as appropriate to the individual's position). Also considered are Company performance, the desired pay relationships among executive officers and market practices.

- ✓ **Drive results through accountability, teamwork and collaboration.** Our executive officer compensation program emphasizes variable, incentive award opportunities, which are payable if specified goals are achieved or our stock delivers strong total return to stockholders. We provide NEOs annual cash and long-term equity incentive opportunities for which payout results depend on our performance that are designed to represent the majority of each NEO's total compensation.

- ✓ **Align interests with stockholders.** NEOs are required to maintain a minimum level of stock ownership within five years of appointment to encourage them to align their financial interest with those of our stockholders. See "**Proposal 1—Election of Directors—Corporate Governance—Stock Ownership Guidelines**" for more information about our stock ownership guidelines.

- ✓ **Improve safety.** Our MAIP includes total recordable injury rate (which measures our safety performance) as a performance metric applicable to all executive officers.

- ✓ **Utilize a framework that is simple to understand and linked to cost effectiveness.** Our MAIP and long-term incentive compensation programs are based on our financial performance and are not guaranteed. MAIP and PSU awards are earned as specified goals are achieved, subject to thresholds, and contain a maximum limit for each employee.

Executive Compensation Practices

The Compensation Committee regularly discusses practices and corporate governance developments relating to executive officer compensation. The table below highlights our key executive compensation practices, including the practices we have implemented because they support our desire to appropriately impact performance results and align with long-term stockholder interests, and practices we have not implemented because we do not believe they would serve our stockholders' long-term interests. Further discussion on certain of these practices can be found in "—Other Compensation Policies and Practices."

Executive Compensation Practices

What We Do	What We Don't Do
We engage independent consultants to assist the Compensation Committee	Our Compensation Committee does not allow its compensation consulting firms to provide any other services to Compass Minerals
We have no undue risk embedded in the compensation programs	We do not maintain compensation programs that we believe create risks reasonably likely to have a material adverse effect on Compass Minerals
We employ clear corporate governance policies	We expressly prohibit the repricing of stock options, cash buyouts for underwater stock options, hedging, pledging and the use of margin accounts related to our stock
We have robust stock ownership guidelines and retention requirements	We pay accumulated dividend equivalents only on PSUs actually earned.
Our compensation programs have appropriate levels of pay at risk	We do not guarantee bonus payments except for new hire bonus awards
We have clear and transparent direct compensation elements	We do not have active defined benefit retirement plans or individual supplemental executive retirement plans covering our NEOs
We utilize an appropriate peer group	We do not rely solely on peer group data when making pay decisions
We offer limited perquisites specific to the NEOs	We do not provide significant additional benefits to executive officers that differ from those provided to all other employees
Generally, there are no employment agreements	We do not have employment agreements with executive officers, other than with our CEO
We have double-trigger change in control severance agreements	We do not provide excise tax gross-ups
We consider and value input from our stockholders	We do not implement policies or practices that are counter to good governance

Executive Compensation Program Summary

Direct Compensation Elements

We provide three elements in our executive compensation program to balance short-term rewards and long-term alignment with corporate strategy, stockholder interests and executive retention: base pay, MAIP and long-term incentive compensation in the form of equity grants. The following table summarizes the three primary compensation tools we use to attract, motivate, reward, align and retain our executive officers.

	Compensation Element	Form	Vesting and Performance Period	How Amount is Determined	Purpose and Key Features
FIXED	**1** **Base Salary**	• Cash	• Ongoing	• Competitive market data • Scope of responsibilities • Experience and knowledge • Internal equity • Individual performance	• Provides a fixed competitive level of cash compensation for services rendered • Recognizes job scope and responsibilities • Merit and market-related adjustments are not guaranteed each year
PERFORMANCE BASED VARIABLE	**2** **Management Annual Incentive Program (MAIP)**	• Cash	• 1-year performance period	• Award opportunities set as a percent of base pay based on competitive data • Award payouts based on Company financial performance and shared performance goals for the performance period	• Creates alignment across large parts of the organization with the use of common performance measures • Motivates and rewards for achievement of near-term priorities, consistent with our annual operating plan • Awards are paid to the extent that goals are achieved • The maximum payout is capped at 200% of target

	3
	Long-Term Incentives
		• Equity
		  • 50% RSUs
		  • 50% PSUs
				• Award opportunities based on competitive market data	• Motivates and rewards for achievement of long-term goals, which aligns with stockholder interests
					• Promotes retention
					• Vesting and earning over time encourages a focus on earnings sustainability

		• RSUs	• Vests one-third per year after date of grant	• Value is based on stock price at vesting	
		• PSUs	• 100% vested 3 years after grant based on results for 3-year performance period	• Value at vesting is determined by the number of PSUs earned (if any), based on the achievement of various long-term performance goals, and the stock price at the time of vesting	

We also have the following executive compensation elements:

Compensation Element	Purpose and Key Features
4 **Perquisites and Benefits**	• In order to attract and retain high-performing executives, we provide additional compensation elements consistent with our compensation philosophy and current market practice. • We offer all employees, including the NEOs, a competitive package of traditional benefits that provides health, dental, vision, life insurance, and short-term and long-term disability coverage. These programs aim to provide a measure of security and encourage the health and well-being of employees. • We provide NEOs supplemental disability income in the event of total disability and access to an annual executive physical. In addition, we provide identity theft monitoring services.
5 **Savings Plan**	• Each of our NEOs, along with other U.S.-based employees, participates in the Compass Minerals International, Inc. Savings Plan (the "Savings Plan"), with the Company contributing to two components of the Savings Plan, as described below. If a NEO has reached the IRS annual limit on contributions under the Savings Plan, we make the Company contributions to the Compass Minerals International, Inc. Restoration Plan (the "Restoration Plan") instead of the Savings Plan. • **401(k) plan Company matching contribution.** NEOs may contribute up to 75% of their base pay into a 401(k) account, subject to IRS annual limits on contributions. We provided a matching contribution of up to 6% of qualified cash compensation (comprised of base salary and MAIP bonus payments paid during the year) for participants contributing a portion of their qualified cash compensation to their 401(k) account.
6 **Restoration Plan**	• NEOs and other key U.S.-based employees may defer receipt of up to 50% of their base salary and 100% of their annual cash bonus under the Restoration Plan, which allows participants to save for retirement in a tax-effective way at a minimal cost to us. The Restoration Plan is described in more detail following the Non-Qualified Deferred Compensation for Fiscal 2024 table.

Peer Groups and Benchmarking

The Compensation Committee, with assistance from FW Cook, its independent compensation consultant, annually reviews specific criteria and recommendations regarding companies to add to or remove from our peer group. FW Cook, at the direction of our Compensation Committee, utilized objective business and financial criteria to select for our fiscal 2024 peer group publicly traded companies in comparable industries with comparable pay models, revenues and company market capitalization values.

Based on FW Cook's analysis and recommendations, the Compensation Committee approved in May 2023 the companies listed in the 2024 Peer Group Companies table below for our fiscal 2024 peer group. In May 2024, the Compensation Committee, with the assistance of FW Cook, determined to make modifications to our fiscal 2025 peer group, as shown in the 2025 Peer Group Companies table below. At the time of review, all peer group companies were publicly traded, stand-alone companies of appropriate size and within relevant industries that the Compensation Committee believed compete with us in labor markets, follow similar pay models and had U.S.-based executives and executive compensation programs which appear to conform to typical U.S. practices. At the time of review, our revenue was positioned competitively with the peer group median. All are U.S.-based and traded on the NYSE or Nasdaq.

2024 Peer Group Companies		
• Albemarle Corporation	• Eagle Materials	• Sensient Technologies
• Alpha Metallurgical	• Hecla Mining	• Summit Materials
• Arcadium Lithium (fka Livent)	• Innospec	• Tronox Holdings
• Arch Resources	• Koppers Holdings	• U.S. Silica Holdings
• Balchem Corporation	• Minerals Technologies	• Warrior Met Coal
• Coeur Mining	• Peabody Energy	

4 Removed in FY2025 ⊖

- Albemarle Corporation
- Arcadium Lithium (fka Livent)
- Eagle Materials
- Summit Materials

5 Added in FY2025 ⊕

+ Ecovyst
+ LSB Industries
+ Metallus
+ Ramaco Resources
+ SSR Mining

2025 Peer Group Companies		
• Alpha Metallurgical	• Innospec	• Ramaco Resources **NEW**
• Arch Resources	• Koppers Holdings	• Sensient Technologies
• Balchem	• LSB Industries **NEW**	• SSR Mining **NEW**
• Coeur Mining	• Metallus **NEW**	• Tronox Holdings
• Ecovyst **NEW**	• Minerals Technologies	• U.S. Silica Holdings*
• Hecla Mining	• Peabody Energy	• Warrior Met Coal

* U.S. Silica Holdings was acquired and has since been removed from our peer group.

With the assistance of its independent compensation consultant, the Compensation Committee reviews a summary of compensation practices of our peer group and annually compares our three principal elements of direct compensation (base pay, annual incentive opportunity (MAIP) and long-term incentive compensation) with similar programs at our peer group companies to ensure our NEO total compensation is within a reasonably competitive range of our peers. The Compensation Committee also considers other factors, including individual performance, responsibilities, and experience. In setting fiscal 2024 compensation, the Compensation Committee also considered market survey data from relevant and reputable survey sources.

Executive Compensation Decisions for Fiscal 2024

Our Compensation Committee determines all compensation for executive officers. Each fiscal year, our Compensation Committee conducts a review and evaluation to determine if any changes in compensation are appropriate for any of our executive officers. This evaluation is based on peer group and market analysis prepared by its independent compensation consultant, individual performance and our overall financial performance.

The CEO does not participate in the Compensation Committee's deliberations or decisions with regard to his compensation. At our Compensation Committee's request, our former CEO reviewed with our Compensation Committee the performance of our other executive officers, but no other executive officer or employee reviews the performance of our executive officers. The Compensation Committee gives considerable weight to the CEO's evaluations of our other executive officers because of his direct knowledge of these individuals' performance and contributions.

Base Salary

Base salary provides a fixed level of cash compensation for services rendered, competitive with base salaries within our market group. When setting NEO base pay, the Compensation Committee considered:

(i) the relationship between our base salary levels, the base salaries of comparable positions at peer group companies and the blended market level of the base salaries of our market group, with a view towards recruiting and retaining talent, and

(ii) the experience, knowledge, responsibilities, skills, potential and performance of the individual NEO.

For fiscal 2024, executive base salaries were determined using the peer group median for reference, taking into account the competitive environment, as well as the experience and scope of each executive.

As a result of its review, the Compensation Committee approved the following NEO base salary levels for fiscal 2024 to align with the desired external and internal positioning.

Name and Title	Annual Base Pay Effective		Percent Change
	October 1, 2023 ($)	September 30, 2024 ($)	
Kevin S. Crutchfield			
Former President and Chief Executive Officer	1,124,000	—	N/A
Edward Dowling Jr			
President and Chief Executive Officer	—	1,000,000	N/A
Lorin Crenshaw			
Former Chief Financial Officer	556,313	—	N/A
Jeffrey Cathey			
Chief Financial Officer	—	400,000	N/A
Mary L. Frontczak			
Chief Legal and Administrative Officer and Corporate Secretary	521,640	542,506	4%
Jennifer Hood			
Chief Supply Chain Officer	330,000	345,000	5%
George J. Schuller, Jr.			
Former Chief Operations Officer	696,754	—	N/A
Benjamin Nichols[1]			
Chief Sales Officer	311,014	345,000	11%
James D. Standen			
Former Chief Commercial Officer	517,500	—	N/A

(1) Mr. Nichols received a merit increase on December 1, 2023 prior to his promotion to Chief Sales Officer from $311,014 to $331,230, a 6.4% increase. On January 16, 2024, Mr. Nichols received his promotion to Chief Sales Officer with a salary increase from $331,230 to $345,000, 4.2% increase.

Fiscal 2024 Management Annual Incentive Program (MAIP)

MAIP Overview

Annual cash bonuses are paid to our NEOs under the MAIP, which links a substantial portion of each NEO's annual cash compensation to our financial performance, safety performance and shared performance objectives for our senior leadership team. The MAIP program also aligns the senior leadership team with large parts of the broader organization given that many of the performance objectives used are shared throughout the organization. These bonuses are designed to reward, when earned, short-term performance evidenced by the achievement of our annual operating plan's goals, safety performance and other objectives. Bonuses paid under the MAIP are variable and are determined by the Compensation Committee based on targets and performance factors set by the Compensation Committee at the beginning of the fiscal year. MAIP bonus payments were made under our 2020 Incentive Award Plan and paid in December 2024.

Fiscal 2024 MAIP Bonus Formula

In fiscal 2024, MAIP bonuses to our NEOs were calculated using the following formula.

  **TARGET PERCENTAGE**  **PERFORMANCE FACTOR**  **PERFORMANCE FACTOR ACHIEVEMENT**  **MAIP BONUS**

MAIP Target Bonus Percentage

Each NEO's target MAIP bonus is based on a percentage of the NEO's base salary. Actual MAIP bonuses may range from 0% to 200% of bonus targets, depending on the MAIP performance factor and actual results achieved against the MAIP performance factor. The target MAIP bonus percentages are set by the Compensation Committee and intended to be market competitive and consistent with the median short-term cash bonus percentages of our market group. The NEO's fiscal 2024 target MAIP percentages and target bonuses are set forth below. For fiscal 2024, the Compensation Committee, in consultation with FW Cook, reviewed our NEO's total compensation to ensure appropriate alignment with our peer group, to reflect the market for executive talent and to recognize individual performance, scope of responsibilities and contribution to the Company. Based on this review, the Compensation Committee determined in November 2023 to make no changes to the target percentages for the NEOs.

NEO	Target MAIP (%)
E. Dowling	130%
J. Cathey	70%
M. Frontczak	70%
J. Hood	60%
B. Nichols	60%
K. Crutchfield[1]	N/A
L. Crenshaw[1]	N/A
G. Schuller, Jr.[1]	N/A
J. Standen[1]	N/A

(1)   These NEOs who exited the Company during fiscal 2024 were not eligible to receive a fiscal 2024 MAIP bonus.

MAIP Performance Factors and Target Achievement Levels

The table below sets forth the MAIP performance factors and their respective weightings.

Performance Factor	Weighting
Adjusted EBITDA	30%
Adjusted Free Cash Flow	35%
Total Recordable Incident Rate ("TRIR")	15%
Shared Performance Objectives	20%

The MAIP performance factors and the target achievement levels were approved by the Compensation Committee in December 2023, and were chosen based on considerations that included fiscal 2023 results and the Board-approved fiscal 2024 annual operating plan. Despite a challenging business environment, the Committee continued to set rigorous performance goals for fiscal 2024:

- Fiscal 2024 target achievement levels for Adjusted EBITDA, prior to WIBA adjustments, were set in excess of fiscal 2023 actual results, though below our fiscal 2023 target achievement levels, due to the decrease in salt sales-to-commitment outcomes, increase in operational costs related to plant nutrition segment and high inflation rates.

- Fiscal 2024 target achievement levels for Adjusted Free Cash Flow were set below our fiscal 2023 target achievement levels and actual results due to higher interest rates, cash taxes, and an increase in Salt inventory related to the prior weak winter.

- Fiscal 2024 TRIR target achievement level reflected a 10% reduction from the average of the previous three fiscal years' performance.

- Fiscal 2024 target achievement levels for Shared Performance Objectives are set each year to further the strategic focus of the company and are generally aggressive targets under the three pillars of ESG, Performance and Strategy.

Rationale for the Performance Factors

The Compensation Committee chose the fiscal 2024 MAIP performance factors to align the MAIP with Company goals and objectives and chose the relative weights based on the desire to emphasize financial results, while maintaining a focus on non-financial objectives, including the safety of our employees.

The Compensation Committee chose Adjusted EBITDA and Adjusted Free Cash Flow as performance objectives because they are key performance measures in the Board-approved annual operating plan and monitored closely by the Compensation Committee when evaluating short-term performance.

- Adjusted EBITDA: This measures our operating performance, and removes elements of resource allocation, financing methods, and cost of capital and income tax positions that are managed at a corporate level apart from our core business operations. EBITDA stands for earnings before interest, taxes, depreciation and amortization, and Adjusted EBITDA is EBITDA adjusted for unusual, non-recurring items, items that are not indicative of normal operations or certain non-cash items, including stock-based compensation (consistent with the Adjusted EBITDA target set in December 2023 and the Board-approved fiscal 2024 annual operating plan).
  - The Adjusted EBITDA target achievement amount was set by the Compensation Committee at the amount set forth in the Board-approved fiscal 2024 annual operating plan.
- Adjusted Free Cash Flow: This measure aligns with our strategic priorities of generating cash and managing working capital and liquidity as reported in the Company's Consolidated Statement of Cash Flows. Adjusted Free Cash Flow is adjusted for unusual or non-recurring items or items that are not indicative of normal operations.
  - The Adjusted Free Cash Flow target achievement amount was set by the Compensation Committee at the amount set forth in the Board-approved fiscal 2024 annual operating plan.

Total Recordable Injury Rate ("TRIR") was chosen by the Compensation Committee as a performance objective consistent with our focus on human capital and commitment to create safe working conditions and a safety-focused culture that drives progress toward an injury and incident-free workplace. TRIR is a measure of safety performance based upon MSHA guidelines, which indicates the number of reportable safety incidents for 100 employees per year. For fiscal 2024, the target TRIR achievement amount, for compensation purposes, was set by the Compensation Committee at the amount equal to a 10% reduction from the Company's average TRIR for the prior three fiscal years.

The shared performance objectives promote an organizational-wide strategic focus on common goals as well as shared accountability, teamwork and collaboration among our senior leadership team (which includes all of our NEOs). The objectives were developed based on a combination of current year and longer-term business goals and designed to drive value creation. For fiscal 2024, the shared performance objectives fell into three categories: Performance, Strategy and ESG (including advancing diversity, belonging, inclusion and equity). The shared performance objectives covered a number of the Company's priorities for the year, including, but not limited to, adopting a standardized, returns-driven approach to capital allocation, delivering continuous operating improvements, executing plans to improve Plant Nutrition performance, implementing the suspension of the Ogden Lithium project, continued improvement in safety performance, and continuous improvement in environmental performance. The Compensation Committee determined the actual achievement of the shared performance objective performance factors based on a scorecard approach, where the Compensation Committee assigned points to each category of performance objectives based on a holistic assessment of fiscal 2024 senior leadership team performance on the specific objectives within that category.

Fiscal 2024 Adjustments

On December 17, 2022, the Compensation Committee approved the Winter Impact Benchmark Adjustment ("WIBA") following a review of the impact that weather had on the MAIP Adjusted EBITDA and Adjusted Free Cash Flow performance factors. Historically, these were not adjusted for the impact of weather.

A review of MAIP achievement results in recent years indicated that the historical approach to measuring these performance factors had penalized or rewarded management for weather, a major factor that was beyond their control. Given the degree to which these performance factors depend on weather, the Compensation Committee determined that the WIBA approach will more closely reflect management's ability to operate the business and manage the controllable factors.

At the beginning of the fiscal year, the MAIP Adjusted EBITDA and Adjusted Free Cash Flow targets were established using the Board approved annual operating plan ("AOP"), based upon historical regional market factors including the 10-year average sales-to-commitment ratios as well as projected contractual sales volumes within the respective markets. Upon completion of the third quarter, the targets were formulaically recalibrated using the WIBA. The MAIP Adjusted EBITDA target was adjusted by the calculated variance attributable to winter impact departures from the fiscal year AOP, and the Adjusted Free Cash Flow target by the same calculated variance, net of tax. The purpose of this alignment was to measure management's contribution to the performance of the business without the headwinds or tailwinds that are created by winter weather.

With respect to fiscal 2024, the Compensation Committee approved a WIBA adjustment decrease of $48.5 million to each of our Adjusted EBITDA and Adjusted Free Cash Flow MAIP performance metric targets.

No adjustments were made to the calculations of TRIR or the shared performance objectives.

Performance Factor Achievement

The actual achievement of the financial performance factors is computed from our fiscal 2024 financial results as certified by the Chief Financial Officer using a linear calculation and the following payout scale.

Percent of Performance Achieved	Adjusted EBITDA ($ millions)[1]	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	147.2	50%
Target: 100%	196.3	100%
Maximum: 120% or greater	235.6	200%

(1) Targets are WIBA adjusted.

Percent of Performance Achieved	Adjusted Free Cash Flow ($ millions)[1]	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	37.3	50%
Target: 100%	49.7	100%
Maximum: 120% or greater	59.7	200%

(1) Targets are WIBA adjusted.

The actual achievement of the TRIR performance factor is computed from our fiscal 2024 safety results as certified by the Senior Vice President, EHS&S, using a linear calculation and the following payout scale.

Percent of Performance Achieved	TRIR	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	1.83	50%
Target: 100%	1.37	100%
Maximum: 120% or greater	1.14	200%

The actual achievement of the shared performance objective performance factors is based on a scorecard approach, where the Compensation Committee assigns points to each category of performance objectives based on fiscal 2024 senior leadership team performance using a linear calculation and the following payout scale.

Percent of Performance Achieved	Shared Performance Objectives	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	22.5 points	50%
Target: 100%	30 points	100%
Maximum: 120% or greater	36 points	200%

Our fiscal 2024 results are shown in the following table.

Performance Factors	Weighting	Actual Performance Achieved	Actual Performance Achieved (as a percent of target)	Resulting Performance Factor Achievement
Adjusted EBITDA	30%	$206.3 million	106.16%	125.50%
Adjusted Free Cash Flow	35%	($122.6) million	0.00%	0.00%
TRIR	15%	1.28	107.03%	139.40%
Shared Performance Objectives	20%	35.65 points	118.85%	194.23%

MAIP Bonuses Paid

All MAIP bonuses are approved by the Compensation Committee following its review and approval of the performance factor achievement levels. The following table shows the fiscal 2024 MAIP bonuses paid to NEOs.

NEO	Target MAIP Bonus[1] ($)	Percentage of Target MAIP Bonus	MAIP Bonus Paid ($)
E. Dowling	911,820	97.4%	888,158
J. Cathey	220,164	97.4%	214,451
M. Frontczak	379,754	97.4%	369,899
J. Hood	146,887	97.4%	143,075
B. Nichols	146,887	97.4%	143,075
K. Crutchfield[2]	N/A	N/A	N/A
L. Crenshaw[2]	N/A	N/A	N/A
G. Schuller, Jr.[2]	N/A	N/A	N/A
J. Standen[2]	N/A	N/A	N/A

(1) Target MAIP Bonus amounts were prorated for Mr. Dowling, Mr. Cathey, Mr. Nichols, and Ms. Hood based on the date of hire or promotion. Mr. Dowling was hired on January 18, 2024. Mr. Cathey was hired December 18, 2023. Mr. Nichols was promoted January 16, 2024. Ms. Hood was promoted January 16, 2024.
(2) No payout as a result of termination of employment prior to the end of fiscal 2024.

Long-Term Incentive Compensation

Overview

Our executive compensation program includes long-term incentive compensation to reward performance through the use of equity-based awards, which emphasize long-term stockholder value creation and aim to align stockholder interests and Company objectives as well as balance performance-based pay and retention.

The annual equity awards granted by the Compensation Committee to NEOs in fiscal 2024 were a combination of RSUs and PSUs, with a target grant value mix of 50% RSUs and 50% PSUs (except for our CEO, Mr. Dowling, who received 40% RSUs and 60% PSUs). The PSUs have performance criteria based on Free Cash Flow, Cash Unit Costs (Salt business), Cash Unit Costs Reduction (Plan Nutrition), Total Recordable Injury Rate (TRIR) and Environmental, Social and Governance (ESG). The number of shares that may be awarded to NEOs on vesting will depend on our actual results measured against the performance criteria.

Fiscal 2024 Restricted Stock Unit Annual Grants

NEOs were granted RSUs in fiscal 2024 that vest in three equal annual installments, beginning on the first anniversary of the grant date.

Each RSU represents the right to receive one share of Compass Minerals' common stock. NEOs have no voting rights with respect to RSUs. The RSUs have dividend equivalents, which entitle the NEOs to the same dividend value per share as holders of our common stock.

Fiscal 2024 Performance Stock Unit Annual Grants

The fiscal 2024 PSUs have a three-year performance period and will vest on the third anniversary of the grant date to the extent the performance criteria are met (i.e., to the extent the PSUs are earned). Each PSU represents the right to receive one share of our common stock, with the number of resulting shares falling within a range of zero to 275% of the target number of PSU awards granted, based on the Company's performance over the three-year performance period. NEOs have no voting rights with respect to PSUs.

With respect to each metric, a threshold level of performance is required in order to receive any payout, a target level of performance is set to achieve target payout, and a maximum level of performance is established in order to receive maximum payout, with payout interpolated for performance falling between the minimum and maximum levels.

Dividend equivalents are accumulated and paid only on PSUs actually earned and are paid when the shares underlying the PSUs are issued. If no PSUs are earned, the PSUs will be forfeited and no dividend equivalents will be paid.

Performance Criteria	Overall Metric Weighting
Free Cash Flow	35%
Cash Unit Cost (Salt)	20%
Cash Unit Cost Reduction (Plant Nutrition)	20%
Capital Expenditures (Lithium)[1]	-
Total Recordable Injury Rate (TRIR)[2]	15%
Environmental Social and Governance (ESG)[2]	10%

(1) Due to the suspension of activity on the Lithium project, the weighting has been reallocated to the other metrics.

(2) Total Recordable Injury Rate and Environmental Social and Governance has a different performance achievement level earned. The percentages are as followed: Threshold 50%, Target 100%, and Maximum 200%.

Fiscal 2024 Annual Target Grant Values

In determining the annual LTI grant values for fiscal 2024, the Compensation Committee, in consultation with FW Cook, considered various factors, including the demand for talent, the performance of the Company, the NEO's performance, competitive compensation information, and the overall value of each NEO's total compensation package as well as other factors the Compensation Committee deems critical to achieving the Company's business objectives.

NEO[1]	Target Grant Value ($)	RSUs Granted (#)[2]	PSUs Granted (#)[3]
K. Crutchfield[4]	3,934,000	72,131	72,131
E. Dowling	3,500,000	67,050	100,575
L. Crenshaw[4]	1,335,150	24,481	24,481
J. Cathey[5]	125,023	4,672	4,672
M. Frontczak[6]	1,199,772	21,999	21,999
G. Schuller, Jr.[4]	1,672,209	30,661	30,661
J. Standen[4]	1,190,250	21,824	21,824

(1) Ms. Hood and Mr. Nichols received RSU awards prior to their promotion to the NEO position with Target Grant Values of $78,510 and $70,000, respectively, and therefore are not in the table above.

(2)   The number of RSUs granted is equal to 50% of the target grant value, divided by the closing stock price on the grant date for all NEOs.
(3)   The number of PSUs granted is equal to 50% of the target grant value, divided by the closing stock price on the grant date for all NEOs.
(4)   Upon termination of employment for Mr. Crutchfield, Mr. Crenshaw, Mr Schuller Jr., and Mr. Standen the RSUs and PSUs granted in fiscal 2024 were forfeited.
(5)   The amounts reflected do not included grants of 16,620 RSUs to Mr. Cathey prior to his promotion to Chief Financial Officer.
(6)   Ms. Frontczak's Target Grant Value increased compared to fiscal 2023 to recognize her additional responsibilities, performance, and to enhance retention.

PSUs with Performance Period Ending in Fiscal 2024

The table below summarizes the results of the PSUs granted in fiscal 2021 and 2022, both of which had performance periods ending in fiscal 2024, with a payout of 0%.

Performance Period	Performance Measure	PSUs Earned
January 1, 2021 – December 31, 2023	EBITDA Growth	0%
October 1, 2021 - September 30, 2024	TSR	0%

Executive Compensation Decisions for Fiscal 2025

Prior to the date of this Proxy Statement, the Compensation Committee made decisions that will affect executive officer compensation in fiscal 2025. This section provides a brief overview of those decisions and reflects our work to continue to keep our executive pay competitive with our market group and consistent with our pay-for-performance philosophy.

Fiscal 2025 Compensation Decisions

The Compensation Committee, in consultation with FW Cook, reviewed our NEOs' total compensation to ensure it:

- was appropriately aligned with our peer group,
- reflected the market for executive talent, and
- recognized individual performance and contribution to the Company.

Based on this review and the Company's fiscal 2024 performance, the Compensation Committee made the following decisions with respect to the compensation of our NEOs for fiscal 2025.

Compensation Element	Changes to fiscal 2025 Executive Compensation Program
1 **Base Salaries** (effective December 1, 2024)	Our NEOs did not receive base salary increases on December 1, 2024. Mr. Nichols did receive an 8.7% increase on October 1, 2024, to bring him more in line with the competitive market.
2 **Management Annual Incentive Program (MAIP)**	No changes were made to the fiscal 2025 MAIP target percentages for NEOs. The Compensation Committee replaced the Adjusted Free Cash Flow performance factor with an Adjusted Operating Cash Flow performance factor for fiscal 2025.
3 **Long-Term Incentive Compensation**	The fiscal 2025 target grant percentage increased for Mr. Nichols effective October 1, 2024. Fiscal 2025 awards were granted on October 15, 2024 (RSUs) and November 19, 2024 (PSUs). No changes were made to the equity mix for fiscal 2025. The Performance Factors for the fiscal 2025 were changed to put more emphasis on cash flow and cost control, as described in greater detail in the following section.

Fiscal 2025 Long-Term Incentive Compensation

The Compensation Committee continues to evaluate our compensation programs and consider how to best motivate and retain executives who are charged with the successful execution of enterprise-wide initiatives that will drive value across the Company. The Compensation Committee, with assistance from FW Cook, reviewed the pay practices of our peer group and, recognizing the importance of long-term retention of NEOs in driving successful execution of the Company's strategic objectives and long-term value for stockholders, made changes to the PSUs granted in Fiscal 2025. Annual equity awards were granted by the Compensation Committee to NEOs on October 15, 2024 (RSUs), and November 19, 2024 (PSUs), and continued to be comprised of 50% RSUs and 50% PSUs. The changes made:

- Reduced from six to two the number of Performance Criterion and narrow their focus to those that have a direct impact on the Company's overall financial health and sustainability
- Fiscal 2025 Performance Criterion and weighting –
  - Free Cash Flow – 50%
  - Return on Capital Employed (ROCE) – 50%

- Added a Modifier that will increase or decrease any payout on each Performance Criteria by 20 percent based upon Relative Shareholder Return (rTSR) versus an LTIP Peer Group. Performance below the 25th percentile of the peer group will reduce the payout by 20 percent; performance above the 75th percentile of the peer group will increase the payout by 20 percent. Performance between the 25th percentile and the 75th percentile will have no modifier applied.

These changes are a strategic move to maintain a compensation structure that rewards NEO performance and secures the stability necessary for long-term success and the creation of stockholder value.

Other Compensation Policies and Practices

Our Compensation Committee regularly discusses practices and corporate governance developments related to executive compensation. This section contains more information about the compensation practices we have in place to support our desire to appropriately impact performance results and align with long-term stockholder interests.

Independent Compensation Consultants

The Compensation Committee retained the services of FW Cook, an executive compensation consulting firm, in September 2019 for professional advice regarding director and executive compensation. FW Cook remains the Compensation Committee's primary compensation consultant.

No member of the Compensation Committee or NEO has any significant affiliation with FW Cook. The Compensation Committee has assessed the independence of FW Cook pursuant to NYSE and SEC rules and concluded no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

In setting fiscal 2024 executive compensation, the Compensation Committee used FW Cook's services to obtain comparative executive compensation information benchmarked to our peer companies, our market group and published survey data. FW Cook looks for data from companies in labor markets in which we compete and that follow similar pay models. The Compensation Committee periodically sought input from FW Cook on director compensation and a range of external market factors, including evolving compensation trends, the status of the current labor market, appropriate comparison companies and market survey data.

The Compensation Committee has determined management may also use the services of the independent compensation consultant with the prior approval of the Compensation Committee; however, in fiscal 2024, management did not engage FW Cook independently from the Compensation Committee for assistance.

No Undue Risk in Compensation Programs

We strive to reduce the probability and relative impact of compensation-related risk by continuously assessing the risks inherent in our compensation programs and the appropriate risk mitigating strategies. Our management regularly reviews and updates the Compensation Committee on the compensation-related risks identified and the status of mitigation strategies. We mitigate undue risk by emphasizing long-term equity incentives and utilizing caps on potential payments, reasonable retention strategies, performance targets, and appropriate Board and management processes to identify and manage risk. See the discussion under "Proposal 1—Election of Directors—Board of Directors and Board Committees—Compensation Policies and Practices Related to Risk Management" for more information about our practices related to compensation risk management.

Clear Corporate Governance Policies, including a Clawback Policy

We have adopted policies that expressly prohibit repricing of underwater stock options, do not allow excise tax gross-ups, provide for a clawback and place explicit restrictions on hedging of equity awards. We have adopted a compensation clawback policy as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the corresponding listing standards of the New York Stock Exchange, which provides for the mandatory recovery from current and former officers of incentive-based compensation that was erroneously awarded during the three years preceding the date that the company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Appropriate Levels of At-Risk Pay

Our Compensation Committee believes compensation for our executive officers should be more heavily weighted toward variable elements of compensation than is the case for other employees. The rationale is that executive officer performance is more likely to have a strong and direct impact in leading the attainment of strategic and financial goals likely to affect stockholder value. We tie pay to performance by ensuring that a significant portion of compensation is performance-based and at-risk. We set clear financial goals for Company performance and differentiate based on individual performance against pre-set objectives. We have imposed a minimum multi-year vesting period for all executive equity awards, except awards granted as an enticement for new hires. We have designed our pay mix to reflect this relationship. The charts under "—Executive Summary—Linking Compensation to Performance" illustrate the mix of total direct compensation at target for fiscal 2024 for our CEO and, on average, for our other NEOs.

Stock Ownership Guidelines and Retention Requirement

Our Compensation Committee has adopted a policy requiring each non-employee director and member of senior management to obtain and maintain ownership in our common stock (or its equivalent) at specified levels. We believe this policy aligns management and stockholder interests, requiring our CEO and executive officers to own a meaningful amount of Company stock within five years of appointment. For more information, see "Proposal 1—Election of Directors—Corporate Governance—Stock Ownership Guidelines."

Employment Agreements, Change in Control Agreements and Executive Severance Plan

We do not offer our executive officers employment agreements, except for the CEO. We have a double trigger change in control severance agreement ("CIC agreement") in place with each NEO and have adopted an Executive Severance Plan. Each NEO has also entered into a restrictive covenant agreement.

Employment Agreements, Change in Control Agreements and Executive Severance Plan Details

Employment Agreement and Separation and Consulting Agreement with Former CEO	We entered into the Crutchfield Amended Employment Agreement, effective August 5, 2022. This agreement addressed, among other things: • base compensation, • cash bonus award target, • long-term incentives, and • certain post-termination payments (as described under "Termination of Employment and Change-in-Control Benefits"). On January 17, 2024, Mr. Crutchfield ceased to serve as President and CEO of the Company. In connection with his separation from the Company, Mr. Crutchfield entered into a separation and consulting agreement with the Company, which provided that Mr. Crutchfield would serve as a consultant to the Company through September 30, 2024 to help ensure a smooth transition, at a rate of $22,500 per month (pro-rated for any partial months), and receive the severance payments and benefits that he was entitled to pursuant to the Crutchfield Amended and Restated Employment Agreement, subject to his execution of a release of claims. See section titled "Termination of Employment and Change in Control Benefits" on page 67 of this Proxy Statement for a description of Mr. Crutchfield's post-termination payments.
Employment Agreement with New CEO	On January 16, 2024, we entered into an employment agreement with Mr. Dowling, our new CEO, effective January 18, 2024. Mr. Dowling's employment agreement addresses, among other things: • base compensation ($1,000,000), • cash bonus award target (at least 130% of his base salary), • long-term incentives (for 2024, a total dollar-denominated value equal to 350% of his base salary, consisting of 60% performance stock units and 40% restricted stock units), and • post-termination payments pursuant to the Company's Executive Severance Plan.
Change in Control Agreements	The Compensation Committee believes agreements assuring income replacement after a termination of employment in connection with a change in control are important to retain executive officers and to ensure they remain focused on stockholder interests when negotiating potentially transformative transactions. We have double trigger change in control provisions in place for each NEO, which means there is no payout unless the NEO's employment is terminated following a change in control as further described in the CIC agreements. The Compensation Committee considers the existence of these post-termination compensation arrangements in assessing whether overall compensation of our NEOs is competitive relative to our market group. The CIC agreements do not provide for excise tax gross-up payments upon a change in control. More information can be found under "Termination of Employment and Change in Control Benefits."

Employment Agreements, Change in Control Agreements and Executive Severance Plan Details

Executive Severance Plan	The Executive Severance Plan is designed to provide uniform treatment and encourage executive retention by providing financial protection in the event of unexpected job loss. Each of the NEOs participates in this plan. In situations where a NEO's CIC agreement provides severance, no severance or other benefits will be payable under the Executive Severance Plan. In connection with Mr. Standen's separation from the Company, Mr. Standen was entitled to receive severance payments pursuant to the Executive Severance Plan, subject to his execution of a release and waiver of claims. More information can be found under "Executive Compensation Tables-Agreement with Mr. Standen, our former Chief Commercial Officer."
Restrictive Covenant Arrangements	Each NEO has entered into a restrictive covenant agreement with us limiting solicitation of employees and customers for a period of one year after the NEO's termination of employment. Each NEO is also a party to a confidentiality and invention assignment agreement.

Tax Considerations

Section 162(m) of the Internal Revenue Code places a $1 million limit on the amount of compensation a company can deduct in any one year for compensation paid to certain executive officers. While the Compensation Committee considered the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looked at other factors in making its decisions, as noted in this Compensation Discussion and Analysis.

Forward-Looking Statements

The Compensation Discussion and Analysis contains statements regarding future Company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Richard P. Dealy, Chair
Melissa M. Miller
Joseph E. Reece

The foregoing Compensation Committee Report will not be deemed to be soliciting material or be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent we specifically incorporate this information by reference and will not otherwise be deemed to be filed with the SEC under such Acts.

Executive Compensation Tables

Fiscal 2024 Summary Compensation Table

The following table sets forth for each year shown the compensation paid to or earned by each NEO. The table includes compensation for fiscal 2024, fiscal 2023, and fiscal 2022. For a complete understanding of the table, please read the narrative description that follows the table.

Name and Principal Position	Year	Salary (A) ($)	Bonus (B) ($)	Stock Awards (C) ($)	Non-Equity Incentive Plan Compensation (MAIP) (D) ($)	All Other Compensation (E) ($)	Total ($)
Kevin S. Crutchfield[1] Former President and Chief Executive Officer	2024	281,000	-	3,934,025	—	6,208,959	10,423,984
	2023	1,124,000	-	5,997,970	1,921,113	130,655	9,173,738
	2022	1,115,000	-	7,881,343	1,464,525	152,156	10,613,024
Edward Dowling, Jr.[2] President and Chief Executive Officer	2024	705,128	350,000	3,535,579	888,158	366,779	5,845,645
Lorin Crenshaw[3] Former Chief Financial Officer	2024	405,723	-	1,335,194	—	1,525,723	3,266,639
	2023	553,177	75,000	1,557,141	418,723	80,727	2,684,768
	2022	447,917	637,000	2,576,841	367,427	226,186	4,255,371
Jeffrey Cathey[4] Chief Financial Officer	2024	292,981	-	475,062	214,451	16,610	999,104
Mary L. Frontczak Chief Legal and Administrative Officer and Corporate Secretary	2024	539,028	-	1,199,825	369,899	67,763	2,176,515
	2023	518,700	-	1,383,191	416,068	58,037	2,375,996
	2022	500,000	-	876,348	344,527	63,923	1,784,798
Jennifer Hood[5] Chief Supply Chain Officer	2024	341,244	-	78,510	142,511	29,428	591,693
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
George J. Schuller, Jr.[6] Former Chief Operations Officer	2024	285,417	-	1,672,251	—	37,400	1,995,068
	2023	691,753	-	1,931,509	595,437	82,525	3,301,224
	2022	661,458	-	1,263,702	488,336	90,025	2,503,521
Benjamin Nichols[7] Chief Sales Officer	2024	337,614	-	70,002	142,511	38,323	588,451
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
James D. Standen[8] Former Chief Commercial Officer	2024	153,595	-	1,190,281	—	1,583,204	2,927,080
	2023	514,583	-	1,372,221	387,766	44,736	2,319,306
	2022	500,000	-	951,042	341,793	41,206	1,834,041

(1) Mr. Crutchfield departed the Company on January 17, 2024 after serving as President and Chief Executive Officer. See "Termination of Employment and Change-in-Control Benefits - Agreement with Mr. Crutchfield" for more information about his separation payments and benefits.

(2) Mr. Dowling joined us as Chief Executive Officer in January 2024. As a result, we have only provided information for fiscal 2024.

(3) Mr. Crenshaw departed the Company on June 7, 2024 after serving as Chief Financial Officer. See "Termination of Employment and Change-in-Control Benefits - Agreement with Mr. Crenshaw" for more information about his separation payments and benefits.

(4) Mr. Cathey was promoted to Chief Financial Officer in June 2024, but was not a NEO in his prior role. As a result, we have only provided information for fiscal 2024.

(5) Ms. Hood was promoted to Chief Supply Chain Officer in January 2024, but was not a NEO in her prior role. As a result, we have only provided information for fiscal 2024.

(6) Mr. Schuller departed the Company on February 21, 2024 after serving as Chief Operations Officer. See "Termination of Employment and Change-in-Control Benefits - Agreement with Mr. Schuller" for more information about his separation payments and benefits.

(7) Mr. Nichols was promoted to Chief Sales Officer in January 2024, but was not a NEO in his prior role. As a result, we have only provided information for fiscal 2024.

(8) Mr. Standen departed the Company on January 16, 2024 after serving as Chief Commercial Officer. See "Termination of Employment and Change-in-Control Benefits - Agreement with Mr. Standen" for more information about his separation payments and benefits.

(A) **Salary.** The amounts in the Salary column represent the base salary earned for the listed fiscal year. See the discussion on page 48 for more information about base salaries paid to our NEOs.

(B) **Bonus.** The amounts in the Bonus column represent a cash sign-on bonus paid to Mr. Crenshaw as part of his hiring package when he joined us in December 2021, with $75,000 paid in December 2022 and $637,000 paid in two installments in December 2021 and January 2022, and a cash sign-on bonus paid to Mr. Dowling, Jr. of $350,000 as part of his hiring package when he joined us in January 2024.

(C) **Stock Awards.** The amounts in the Stock Awards column are the aggregate grant date fair value of RSUs and PSUs granted to the NEOs in the listed year, determined in accordance with FASB ASC Topic 718. The grant date fair value of RSUs granted in fiscal 2024 is calculated based on using the closing price of our common stock on the grant date. The Scorecard PSUs granted in fiscal 2024 are subject to a market condition and their grant date fair value is calculated based on a Monte Carlo valuation of each award on the grant date. Estimates of dividend equivalents are included in the calculation of the grant date fair value of RSUs and PSUs. The Company's closing stock price on the grant date was used to estimate the fair value of the Scorecard PSUs. The Company will adjust the expense of the Scorecard PSUs based upon its estimate of the number of shares that will ultimately vest at each interim date during the vesting period. For more information, see Note 16 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

- The above table reflects the grant date fair value of RSUs granted in fiscal 2024 and the grant date fair value of Scorecard PSUs granted in fiscal 2024 assuming that the target level of performance will be achieved. The grant date fair values of Scorecard PSUs granted in fiscal 2024, assuming that the maximum level of performance will be achieved, are: $5,409,277 for Mr. Crutchfield, $1,835,898 for Mr. Crenshaw, $1,649,753 for Ms. Frontczak, $2,299,352 for Mr. Schuller, Jr. $1,636,636 for Mr. Standen, $5,775,011 for Mr. Dowling Jr., and $171,906 for Mr. Cathey.

- See pages 53-54 for more information about RSUs and Scorecard PSUs granted in fiscal 2024, including the vesting schedules, PSU performance metrics, PSU performance period and PSU grant sizing methodology.

- The grant date fair value generally does not correspond to the actual value that is realized from RSUs or PSUs. The actual values received upon vesting by NEOs in fiscal 2024 are included in the Option Exercises and Stock Vesting During Fiscal 2024 table. Additional information on all outstanding RSUs and PSUs is reflected in the Outstanding Equity Awards at Fiscal 2024 Year-End table.

(D) **Non-Equity Incentive Plan Compensation.** The amounts in the Non-Equity Incentive Plan Compensation column reflect the amounts earned under the MAIP. See the discussion beginning on page 49 for more information about these payments, including the performance factors, the performance results and how payment amounts were determined.

(E) **All Other Compensation.** The amounts reported in the All Other Compensation column represent the aggregate dollar amount for perquisites and other personal benefits provided to our NEOs. For fiscal 2024, "All Other Compensation" included the following:

Name	401(k) Plan Company Matching Contribution[1] ($)	Insurance Premiums[2] ($)	Other[3] ($)
K. Crutchfield	17,377	32,202	6,159,380
E. Dowling Jr.	20,700	17,156	328,923
L. Crenshaw	24,428	16,420	1,484,875
J. Cathey	15,829	781	-
M. Frontczak	31,100	31,494	5,169
J. Hood	24,129	5,130	169
G. Schuller, Jr.	16,969	20,431	-
B. Nichols	32,192	5,962	169
J. Standen	4,327	7,240	1,571,638

(1) Amounts include an estimate of the 401(k) plan Company matching contribution expected to be paid by us into the NEO's Restoration Plan account. This contribution is earned by the NEO with respect to fiscal 2024, but is not paid until fiscal 2025.

(2) Represents amounts paid by us for Company-sponsored long-term disability insurance, life insurance and business travel accident insurance premiums, which includes accidental death and dismemberment coverage.

(3) Represents amounts paid for (i) separation payment to Mr. Crutchfield $6,152,080, Mr. Crenshaw $1,462,375, and Mr. Standen $1,571,586 (ii) identity-theft monitoring services for Ms. Frontczak, Mr. Standen, Mr. Nichols, and Ms. Hood (iii) executive physical for Mr. Crutchfield, Ms. Frontczak, and Mr. Dowling and (iv) relocation expenses for Mr. Dowling of $188,330 plus a tax gross-up of $135,593.

Fiscal 2024 Grants of Plan-Based Awards

The following table provides information about MAIP awards and equity awards granted to each NEO during fiscal 2024. For a complete understanding of the table, please read the narrative description that follows the table.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (MAIP) (A)			Estimated Future Payouts Under Equity Incentive Plan Awards (B)			Grant Date Fair Value of Stock Awards (C) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
K. Crutchfield RSUs			843,000	1,686,000	3,372,000				
	10/15/23	10/12/23					72,131		1,967,012
PSUs	10/15/23	10/12/23				36,066	72,131	198,360	1,967,012
E. Dowling Deferred RSUs[1]			650,000	1,300,000	2,600,000				
	12/20/23	11/08/23					27		699
Deferred RSUs[1]	12/31/23	11/08/23					1,136		28,764
RSUs	01/18/24	01/15/24					67,050		1,400,004
PSUs	01/18/24	01/15/24				50,288	100,575	276,581	2,100,006
Deferred RSUs[1]	3/31/24	11/08/23					41		645
Deferred RSUs[1]	3/31/24	11/08/23					342		5,383
L. Crenshaw RSUs			194,710	389,419	778,838				
	10/15/23	10/12/23					24,481		667,597
PSUs	10/15/23	10/12/23				12,241	24,481	67,323	667,597
J. Cathey RSUs			140,000	280,000	560,000				
	12/18/23	12/18/23					9,456		250,017
RSUs	4/8/24	4/8/24					7,164		149,656
RSUs	6/7/24	6/7/24					4,672		62,511
PSUs	6/7/24	6/7/24				2,336	4,672	12,848	62,511
M. Frontczak RSUs			189,877	379,754	759,508				
	10/15/23	10/12/23					21,999		599,913
PSUs	10/15/23	10/12/23				11,000	21,999	60,497	599,913
J. Hood RSUs			103,500	207,000	414,000				
	10/15/23	10/12/23					2,879		78,510
G. Schuller, Jr. RSUs			261,283	522,566	1,045,131				
	10/15/23	10/12/23					30,661		836,125
PSUs	10/15/23	10/12/23				15,331	30,661	84,318	836,125

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (MAIP) (A)			Estimated Future Payouts Under Equity Incentive Plan Awards (B)			Grant Date Fair Value of Stock Awards (C)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	($)
B. Nichols			103,500	207,000	414,000				
RSUs	10/15/23	10/12/23					2,567		70,002
J. Standen			181,125	362,250	724,500				
RSUs	10/15/23	10/12/23					21,824		595,140
PSUs	10/15/23	10/12/23				10,912	21,824	60,016	595,140

(A) **Estimated Possible Payouts under Non-Equity Incentive Plan Awards (MAIP).** The amounts in the columns under the Estimated Possible Payouts under Non-Equity Incentive Plan Awards (MAIP) heading reflect the threshold, target and maximum bonus payment opportunities under the MAIP. The actual MAIP bonus payments are included in the Fiscal 2024 Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. See the discussion beginning on page 49 for more information about these payments, including the performance factors, the performance results and how payment amounts were determined.

(B) **Estimated Future Payouts under Equity Incentive Plan Awards.** The amounts in the columns under the Estimated Future Payouts under Equity Incentive Plan Awards reflect the threshold, target and maximum number of shares of our common stock that may be issued with respect to PSUs granted in fiscal 2024. RSUs do not have a threshold or maximum and, as a result, are presented only at target. See pages 53-54 for more information about RSUs and PSUs granted in fiscal 2024, including the vesting schedules, PSU performance metrics, PSU performance period and PSU grant sizing methodology.

(C) **Grant Date Fair Value of Stock Awards.** The amounts in the Grant Date Fair Value of Stock Awards column represent the grant date fair value of awards determined in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeiture. For more information, see the Fiscal 2024 Summary Compensation Table.

(1) The Deferred RSUs granted to Mr. Dowling were approved by the Compensation Committee at the November 8, 2023 meeting, prior to Mr. Dowling's appointment to President and CEO on January 18, 2024.

Outstanding Equity Awards at Fiscal 2024 Year-End

The following table summarizes the outstanding equity awards held by each NEO as of September 30, 2024. For a complete understanding of the table, please read the narrative description that follows the table.

| Name | Grant Date | Option Awards | | | | Stock Awards | |
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (A) ($)
E. Dowling, Jr.	1/18/2024					67,050[1]	805,941
						100,575[2]	1,208,912
J. Cathey	6/7/2024					4,672[5]	56,157
						4,672[6]	56,157
	4/8/2024					7,164[7]	86,111
	12/18/2023					9,456[11]	113,661
M. Frontczak	10/15/2023					21,999[3]	264,428
						21,999[4]	264,428
	10/15/2022					6,411[12]	77,060
						14,423[13]	173,364
	10/15/2021					1,160[14]	13,943
J. Hood	10/15/2023					2,879[3]	34,606
	8/30/2023					1,679[9]	20,182
	5/18/2023					1,370[10]	16,467
	10/15/2022					907[12]	10,902
						2,039[13]	24,509
	10/15/2021					156[14]	1,995
B. Nichols	10/15/2023					2,567[3]	30,855
	5/18/2023					1,369[10]	16,455
	10/15/2022					929[12]	11,167
						2,090[13]	25,122
	10/15/2021					170[14]	2,043
	4/2/2018	2,703		60	4/2/2025		

(1) Reflects RSUs that vest 33.33% on January 18, 2025, 2026 and 2027.
(2) Reflects PSUs that vest on January 18, 2027, subject to the achievement of performance conditions over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 275% of the target award level.
(3) Reflects RSUs that vest 33.33% on October 15, 2024, 2025 and 2026.
(4) Reflects PSUs that vest on October 15, 2026, subject to the achievement of performance conditions over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 275% of the target award level.
(5) Reflects RSUs that vest 33.33% on June 7, 2025, 2026 and 2027
(6) Reflects PSUs that vest on June 7, 2027, subject to the achievement of performance conditions over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 275% of the target award level.
(7) Reflects RSUs that vest 50% on April 8, 2025 and 2026.
(8) Reflects RSUs that vest 50% on December 1, 2023 and 2024. A performance hurdle tied to our fiscal 2022 financial performance has been satisfied.
(9) Reflects RSUs that vest 100% on February 28, 2025.
(10) Reflects RSUs that vest 33.33% on May 18, 2024, 2025 and 2026.
(11) Reflects RSUs that vest 33.33% on December 18, 2024, October 15, 2025 and 2026.
(12) Reflects RSUs that vest 33.33% on October 15, 2023, 2024 and 2025.
(13) Reflects PSUs that vest on October 15, 2025, subject to the achievement of performance conditions over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 275% of the target award level.
(14) Reflects RSUs that vest 33.33% on October 15, 2022, 2023 and 2024.
(A) **Market Value of Shares or Units that Have Not Vested.** Amounts in the Market Value of Shares or Units that Have Not Vested column are calculated by multiplying the number of shares or units, as applicable, by $12.02, the closing price of our common stock on September 30, 2024.

Option Exercises and Stock Vested During Fiscal 2024

The following table summarizes the value realized (before payment of any withholding taxes and broker commissions) by each NEO upon stock option exercises during fiscal 2024 and RSUs and PSUs that vested during fiscal 2024. For a complete understanding of the table, please read the narrative description that follows the table.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (A) ($)
K. Crutchfield[1]	-	-	130,508	2,726,482
E. Dowling, Jr.[2]	-	-	1,478	34,147
L. Crenshaw[3]	-	-	8,979	234,384
J. Cathey	-	-	-	-
M. Frontczak[4]	-	-	6,076	154,024
J. Hood[5]	-	-	1,564	31,198
G. Schuller, Jr.[6]	-	-	8,644	218,345
B. Nichols[7]	-	-	2,713	59,298
J. Standen[8]	-	-	6,290	158,563

(1) For Mr. Crutchfield amounts represent 7,344 RSUs that were granted on January 13, 2021 and vested on January 13, 2024; 4,668 RSUs that were granted on October 15, 2021 and vested on October 15, 2023; 4,669 RSUs that were granted on October 15, 2021 and vested on January 17, 2024; 13,899 RSUs that were granted on October 15, 2022 and vested on October 15, 2023; 27,797 RSUs that were granted on October 15, 2022 and vested on January 17, 2024; 72,131 RSUs that were granted on October 15, 2023 and vested on January 17, 2024.

(2) For Mr. Dowling, Jr. amounts represent 1,136 Deferred RSUs that were granted on December 31, 2023 and vested December 31, 2023, and 342 Deferred RSUs that were granted on March 31, 2024 and vested March 31, 2024.

(3) For Mr. Crenshaw amounts represent 2,801 RSUs that were granted on December 1, 2021 and vested December 1, 2023; 2,570 RSUs that were granted on December 1, 2021 and vested December 1, 2023; 3,608 RSUs that were granted on October 15, 2022 and vested on October 15, 2023.

(4) For Ms. Frontczak amounts represent 1,711 RSUs that were granted on January 13, 2021 and vested on January 13, 2024; 1,160 RSUs that were granted on October 15, 2021 and vested on October 15, 2023; 3,205 RSUs that were granted on October 15, 2022 and vested on October 15, 2023.

(5) For Ms. Hood amounts represent 261 RSUs that were granted on January 13, 2021 and vested on January 13, 2024;165 RSUs that were granted on October 15, 2021 and vested on October 15, 2023; 453 RSUs that were granted on October 15, 2022 and vested on October 15, 2023; 685 RSUs that were granted on May 18, 2023 and vested on May 18, 2024.

(6) For Mr. Schuller amounts represent 2,548 RSUs that were granted on January 13, 2021 and vested on January 13, 2024; 1,620 RSUs that were granted on October 15, 2021 and vested on October 15, 2023; 4,476 RSUs that were granted on October 15, 2022 and vested on October 15, 2023.

(7) For Mr. Nichols amounts represent 267 RSUs that were granted on January 13, 2021 and vested on January 13, 2024; 169 RSUs that were granted on October 15, 2021 and vested on October 15, 2023; 1,128 RSUs that were granted on October 27, 2021 and vested on October 27, 2023; 464 RSUs that were granted on October 15, 2022 and vested on October 15, 2023; 685 RSUs that were granted on May 18, 2023 and vested on May 18, 2024.

(8) For Mr. Standen amounts represent 1,901 RSUs that were granted on January 13, 2021 and vested on January 13, 2024; 1,209 RSUs that were granted on October 15, 2021 and vested on October 15, 2023; 3,180 RSUs that were granted on October 15, 2022 and vested on October 15, 2023.

(A) **Value Realized on Vesting.** Amounts in the Value Realized on Vesting column are calculated by multiplying the number of shares acquired upon vesting by the closing price of our common stock on the vesting date.

Non-Qualified Deferred Compensation for Fiscal 2024

The following table summarizes each NEO's compensation under the Restoration Plan for fiscal 2024. For a complete understanding of the table, please read the narrative description that follows the table.

Name	Executive Contributions in Fiscal 2024 (A) ($)	Registrant Contributions for Fiscal 2024 (B) ($)	Aggregate Earnings (Losses) in Fiscal 2024 (C) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at End of Fiscal 2024 (D) ($)
K. Crutchfield	3,329	13,529	5,199	(49,428)	0
E. Dowling, Jr.	-	-	-	-	-
L. Crenshaw	-	2,700	817	-	5,676
J. Cathey	-	-	-	-	-
M. Frontczak	-	10,200	29,327	-	221,775
J. Hood	-	2,700	1,179	-	6,989
G. Schuller, Jr.	-	10,200	5,535	(41,162)	0
B. Nichols	12,090	11,052	8,089	-	49,828
J. Standen	-	2,700	23,335	(151,878)	0

(A) **Executive Contributions in Fiscal 2024.** The amounts in the Executive Contributions in Fiscal 2024 column are the amounts that the NEO elected to defer under the Restoration Plan. Each of our NEOs has the option to participate in the Restoration Plan, which is a non-qualified deferred compensation plan. The Restoration Plan allows eligible U.S.-based employees to voluntarily defer up to 50% of their base salary and 100% of their annual cash bonus. Participants may elect to receive deferred amounts on termination of employment. Distributions may be scheduled as a lump sum payment or as annual installments over a period of up to 10 years. Any amounts credited to the Restoration Plan on behalf of a participant are adjusted for investment gains and losses in the same manner as our Savings Plan (except that our common stock is not offered as an investment option under the Restoration Plan). The Restoration Plan assets are held in a "rabbi trust," and, as a result, are subject to the claims of our general creditors.

(B) **Registrant Contributions for Fiscal 2024.** The amounts in the Registrant Contributions for Fiscal 2024 column represent estimates of the 401(k) plan Company matching contribution for the portion made by us and earned by the NEO with respect to fiscal 2023 (which were paid in fiscal 2024) and fiscal 2024 (which will be paid in fiscal 2025). These amounts are included in the Fiscal 2024 Summary Compensation Table. If a participant has reached the IRS maximum contribution limit for the Savings Plan, we make Company contributions to the Restoration Plan, instead of the Savings Plan. See "Compensation Discussion and Analysis—Executive Compensation Framework and Governance—Executive Compensation Program Summary—Savings Plan" for more information.

(C) **Aggregate Earnings (Losses) in Fiscal 2024.** The amounts in the Aggregate Earnings (Losses) in Fiscal 2024 column represent deemed investment earnings or losses from voluntary contributions and Company contributions to the Restoration Plan. We do not guarantee any returns on contributions to the Restoration Plan. The amounts do not represent "above market" earnings (as defined by the SEC) and therefore are not included in the Fiscal 2024 Summary Compensation Table.

(D) **Aggregate Balance at End of Fiscal 2024.** The amounts in the Aggregate Balance at End of Fiscal 2024 column include the following amounts that were previously reported in Summary Compensation Tables as compensation for prior years: $25,600 for Mr. Crutchfield, $642 for Mr. Crenshaw, $70,841 for Ms. Frontczak, $24,025 for Mr. Schuller and $56,840 for Mr. Standen. The amounts in the Aggregate Balance at End of Fiscal 2023 column do not include the estimated 401(k) plan Company matching contributions which are expected to be paid in fiscal 2024 and are included in the Registrant Contributions for Fiscal 2024 column.

Termination of Employment and Change in Control Benefits

To enable us to offer competitive total compensation packages to our NEOs, as well as to ensure the ongoing retention of these individuals and to ensure they remain focused on stockholder interests, we offer certain post-employment payments and benefits to our NEOs upon the occurrence of several specified events. These payments and benefits are chiefly provided under (i) CIC agreements we have entered into with each of our NEOs, (ii) the Executive Severance Plan, which benefits each of our NEOs, and (iii) our 2015 Incentive Award Plan, 2020 Incentive Award Plan and related award agreements.

Change in Control Agreements

We have entered into "double-trigger" CIC agreements with each of our NEOs. Under "double-trigger" change in control agreements, there is no severance payment unless there is a change in control (as defined in the CIC agreement) and employment is terminated under specified circumstances. This section describes the CIC agreements effective as of September, 30, 2024. In October 2024, each of our NEOs executed new CIC and Severance Agreements that remain "double-trigger" for cash severance payments but that provide for equity vesting upon a change in control.

Pursuant to each CIC agreement, a NEO is only entitled to the severance payments and benefits described below if:

- Within two years of a change in control, a NEO's employment is terminated by the Company without cause or by a NEO for good reason (as defined in the CIC agreement)
- Or in the event:

   (i) a NEO's employment is terminated by the Company without cause or by a NEO for good reason prior to a change in control, and

   (ii) a change in control occurs within 60 days of the NEO's termination.

In connection with entering into a CIC agreement, each NEO must enter into a Restrictive Covenant Agreement as well as a Non-Competition and Non-Solicitation Agreement limiting solicitation of employees and customers as well as competition for a period of two years after the NEO's termination of employment. The following table summarizes the severance payments and benefits provided in connection with a qualifying termination of NEOs under our CIC agreements. To receive these payments and benefits, the NEO must execute a release of claims. The CIC agreements include a "best net" excise tax provision that provides that, in the event of a change in control of the Company, if the NEO's compensation otherwise would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the payments will be reduced so that they are not affected by Section 280G, but only if this reduction would put the NEO in a better after-tax position than without such reduction. The CIC agreements do not provide for excise tax gross-up payments upon a change in control and individual tax payments are the obligation of each NEO.

Severance Payments and Benefits

Lump Sum Cash Payment	**For our CEO:**	**For NEOs other than our CEO:**
	- An amount equal to the CEO's Bonus Amount[1] prorated based on the termination date	Ms. Frontczak (Chief Legal and Administrative Officer):
		- An amount equal to the NEO's Bonus Amount[1] prorated based on the termination date
	- An amount equal to two- and one-half times the sum of the CEO's:	- An amount equal to two times the sum of the NEO's:
	(i) Highest annual base salary rate during the 12-month period immediately preceding termination, plus	**(i)** Highest annual base salary rate during the 12-month period immediately preceding termination, plus
	(i) An amount equal to the CEO's Bonus Amount[1]	**(ii)** An amount equal to the NEO's Bonus Amount[1]
	- An amount equal to the aggregate premium costs for 24 months of coverage under our health, vision, and dental plans	- An amount equal to the aggregate premium costs for 24 months of coverage under our health, vision, and dental plans
		Mr. Cathey (Chief Financial Officer)
		- An amount equal to the NEO's Bonus Amount[1] prorated based on the termination date
		- An amount equal to one- and one-quarter times the sum of the NEO's:
		(i) Highest annual base salary rate during the 12-month period immediately preceding termination, plus
		(ii) An amount equal to the NEO's Bonus Amount[1]
		- An amount equal to the aggregate premium costs for 15 months of coverage under our health, vision, and dental plan
		Ms. Hood (Chief Supply Chain Officer) and Mr. Nichols (Chief Sales Officer):
		- An amount equal to the NEO's Bonus Amount[1] prorated based on the termination date
		- An amount equal to one times the sum of the NEO's:
		(i) Highest annual base salary rate during the 12-month period immediately preceding termination, plus
		(ii) An amount equal to the NEO's Bonus Amount[1]
		- An amount equal to the aggregate premium costs for 18 months of coverage under our health, vision, and dental plans
Bonus Payments and Equity Awards	See "—Bonus Payments and Equity Awards"	

(1) The Bonus Amount is an amount equal to the higher of (i) the average MAIP bonuses during the three years prior to the termination (annualized in the event the NEO was not employed by us for the entire year) and (ii) MAIP bonus (the target level) for the year in which the termination occurs.

Agreements with Mr. Crutchfield, our former President and CEO

We entered into an amended and restated employment agreement (the Crutchfield Amended Employment Agreement) and CIC agreement with Mr. Crutchfield, which provided for severance payments and benefits in connection with the termination of his employment by us without cause, due to non-renewal by us of the Crutchfield Amended Employment Agreement, by Mr. Crutchfield for good reason, due to a qualified retirement or due to death or disability (each as defined in the Crutchfield Amended Employment Agreement), as summarized in the following table. To receive these payments and benefits under these agreements, Mr. Crutchfield had to execute a release of claims and, in the case of the Crutchfield Amended Employment Agreement, be in compliance in all material respects with his Restrictive Covenant Agreement and Confidentiality and Invention Assignment Agreement. The Crutchfield Amended Employment Agreement also included a Section 280G "best net" excise tax provision that is similar to the one included in the CIC agreements, described under "—Change in Control Agreements."

Mr. Crutchfield incurred a termination without cause on January 17, 2024. In connection with his departure, Mr. Crutchfield entered into a separation and consulting agreement with the Company, which provided that Mr. Crutchfield would serve as a consultant to the Company through the end of the fiscal year, at a rate of $22,500 per month (pro-rated for any partial months) to help ensure a smooth transition, and receive the severance payments and benefits that he was entitled to pursuant to the Crutchfield Amended Employment Agreement. Under the terms of the separation agreement with Mr. Crutchfield, Mr. Crutchfield received the payments and benefits contemplated by the Crutchfield Amended Employment Agreement, which included a payment of $6,252,657, less applicable withholdings and deductions. This payment is calculated as the sum of (a) $2,248,000, representing twenty-four (24) months of base salary, plus (b) $3,372,000, representing two (2) times his fiscal 2024 MAIP bonus at the target level, plus (c) $502,115, representing the pro rata portion of his fiscal 2024 MAIP bonus at the target level, plus (d) $22,465, representing 18 months of the costs of health and welfare benefits, plus (e) $108,077, representing unused vacation. As contemplated by the Crutchfield Amended Employment Agreement, Mr. Crutchfield was also be entitled to (a) unvested restricted stock units (in the amount of 104,597 restricted stock units) immediately vesting upon separation, (b) unexercised stock options (in the amount of 252,245 stock options) remaining eligible to be exercised for 90 days following separation, (c) pro rata portion of unvested performance stock units (in the amount of 57,508 performance stock units following pro ration) granted on August 5, 2022 that would continue to be eligible to vest subject to original terms and conditions, and (d) payment of counsel fees, not to exceed $7,500, incurred with connection with the negotiation and documentation of the separation and consulting agreement. In connection with his separation and consulting agreement, Mr. Crutchfield agreed to a release and waiver of claims, a non-disparagement covenant and a cooperation covenant.

Termination Scenario	Payment and Benefits
Without Cause, Company Does Not Renew Employment Agreement or by Mr. Crutchfield with Good Reason or due to a Qualified Retirement[1]	• A lump sum payable no later than the 60th day following the termination date equal to the sum of: **(i)** 24 months of his then-current base salary and **(ii)** two times his target MAIP bonus • An amount equal to Mr. Crutchfield 's MAIP bonus payment at the target level, prorated based on the termination date and payable no later than the 60th day following the termination date, plus an amount equal to any unpaid MAIP bonus relating to a MAIP performance period ending on or prior to the termination date, payable at the same time as MAIP bonuses for such performance period are paid to other executives • Accelerated vesting of all stock options and RSUs, regardless of any other agreement • Unvested PSUs granted on August 5, 2022 are retained subject to original terms, except that the number of PSUs eligible to vest will be prorated based on the time worked during the vesting period plus one year; the number of PSUs earned will be determined based on the Company's actual performance • Upon a Qualified Retirement only, unvested PSUs other than unvested PSUs granted on August 5, 2022 are retained subject to original terms, except that the number of PSUs eligible to vest will be prorated based on the time worked during the vesting period (unless a more favorable treatment is provided under the applicable award agreement or equity rules applicable to such PSUs); the number of PSUs earned will be determined based on the Company's actual performance • Reimbursement for up to 18 months of premium payments for COBRA coverage
Death or Disability	• An amount equal to Mr. Crutchfield's MAIP bonus payment at the target level, prorated based on the termination date and payable no later than the 60th day following the termination date, plus an amount equal to any unpaid MAIP bonus relating to a MAIP performance period ending on or prior to the termination date, payable at the same time as MAIP bonuses are paid for such performance period are paid to other executives • Continued health care benefits for Mr. Crutchfield and covered dependents for 18 months (in the case of death) or the length of the period he is receiving disability benefits under our applicable benefit policies (in the case of disability)
Change in Control	Mr. Crutchfield's CIC agreement will apply, see "—Change in Control Agreements"

(1) A qualified retirement is a retirement that occurs no earlier than May 31, 2025 and with no less than six months advance prior notice. During the six month advance notice period, Mr. Crutchfield must continue to perform his duties and assist in the transition of his responsibilities to a new chief executive officer.

Executive Severance Plan

The Compensation Committee has adopted the Compass Minerals International, Inc. Executive Severance Plan. Each NEO (other than Mr. Dowling and Mr. Crutchfield) participated in the Executive Severance Plan in fiscal 2024.

Under the updated Executive Severance Plan, any participant who:

(i) is involuntarily terminated without Cause (as defined in the Executive Severance Plan), or

(ii) voluntarily terminates his or her employment with Good Reason (as defined in the Executive Severance Plan) will receive the payments and benefits described below.

To receive these payments and benefits, the NEO must execute a release of claims. The Executive Severance Plan includes a Section 280G "best net" excise tax provision that is similar to the one included in the CIC agreements, described under "— Change in Control Agreements." The Executive Severance Plan does not provide for any tax gross-up payments.

Executive Severance Plan Payments and Benefits

Lump Sum Cash Payment	• An amount equal to:
	
	(i) one times the participant's annual base salary,[1] plus
	
	(ii) an amount equal to the higher of the participant's
	
	  (a) average MAIP bonus[1] for the three full years prior to the year of termination (or fewer if the participant was employed for fewer than three years) and
	
	  (b) MAIP bonus (at the target level) for the year in which the termination occurs, plus
	
	(iii) the aggregate premium costs for 18 months of coverage under our health, vision, and dental plans

Benefits	• Outplacement counseling services
Bonus Payments and Equity Awards	• At the election of the Compensation Committee, either: **(i)** any RSUs will be accelerated, or **(ii)** the NEO will receive an equivalent cash payment in lieu of accelerated vesting of RSUs • PSUs and options are not impacted by the Executive Severance Plan and will be governed by the applicable award agreements; see "—Bonus Payments and Equity Awards"

The Executive Severance Plan is intended to represent the exclusive severance benefits payable by us to a participant. As a result, any participant who is entitled to receive benefits payable in connection with a change in control pursuant to a CIC agreement may not also receive payments or benefits under the Executive Severance Plan. In other words, a participant may not collect severance benefits under the Executive Severance Plan if he or she receives benefits under a CIC agreement with us.

Although we expect to maintain the Executive Severance Plan indefinitely, we may amend, modify or terminate the Executive Severance Plan at any time. Therefore, severance benefits under the Executive Severance Plan are not guaranteed and may be eliminated in the future.

Agreement with Mr. Standen, our former Chief Commercial Officer

Mr. Standen incurred a termination without cause on January 16, 2024. In connection with his departure, Mr. Standen was entitled to severance payments under our Executive Severance Plan, which is described in more detail under "Executive Severance Plan." Upon signing and not revoking his separation agreement, Mr. Standen will receive payments and benefits contemplated by our Executive Severance Plan, which include a payment of $1,546,586, less applicable withholdings and deductions. This payment is calculated as the sum of (a) $522,675, representing twelve (12) months of base salary, plus (b) $409,143, representing his average annual cash bonus over the last three fiscal years, plus (c) $572,243, representing a cash payment equal to the value of RSUs he held as of January 16, 2024, plus (d) $42,525, representing eighteen (18) months of the costs of health and welfare benefits. As contemplated by the Executive Severance Plan, Mr. Standen is also entitled to outplacement services. Upon signing and not revoking his separation agreement, Mr. Standen will agree to a release and waiver of claims, a non-disparagement covenant and a cooperation covenant.

Agreement with Mr. Crenshaw, our former Chief Financial Officer

Mr. Crenshaw incurred a termination without cause on June 7, 2024. In connection with his departure, Mr. Crenshaw was entitled to severance payments under our Executive Severance Plan, which is described in more detail under "Executive Severance Plan." Upon signing and not revoking his separation agreement, Mr. Crenshaw received payments and benefits contemplated by our Executive Severance Plan, which included a payment of $1,459,875, less applicable withholdings and deductions. This payment was calculated as the sum of (a) $567,439, representing twelve (12) months of base salary minus an amount by which the fiscal year 2023 annual cash bonus had been overpaid, plus (b) $388,328, representing his average annual cash bonus over the last three fiscal years, plus (c) $461,583, representing a cash payment equal to the value of RSUs he held as of June 7, 2024, plus (d) $42,525, representing eighteen (18) months of the costs of health and welfare benefits. As contemplated by the Executive Severance Plan, Mr. Crenshaw was also entitled to outplacement services. Upon signing and not revoking his separation agreement, Mr. Crenshaw agreed to a release and waiver of claims, a non-disparagement covenant and a cooperation covenant.

Bonus Payments and Equity Awards

Bonus Payments

Any NEO who terminates employment, voluntarily or involuntarily, prior to the MAIP payment date will not receive a MAIP bonus payment.

Equity Awards

The treatment of equity awards upon termination of employment depends on the reason for the termination. The following table summarizes treatment of equity awards under various termination scenarios for all NEOs. In addition, the treatment of equity awards held by NEOs if they are terminated in certain circumstances is described under "Agreements with Mr. Crutchfield, our former President and CEO" and "Executive Severance Plan".

Termination Scenario	Treatment Upon Termination of Employment
Change in Control	**Options, RSUs and PSUs:** • Vesting accelerated if awards are not assumed or an equivalent right is not substituted by the successor entity immediately after a change in control. • Vesting also accelerated if, within 24 months of a change in control, a NEO is terminated without cause or terminates for good reason. Vested options must be exercised within one year of the termination date. • The number of PSUs earned will be determined based on our actual performance through the date of the change in control, termination date or most recent practicable measurement date.
Retirement	**Options, RSUs and PSUs granted prior to May 2020:** • No acceleration of vesting. Unvested awards are retained subject to original terms, except that the number of options, RSUs and PSUs eligible to vest will be prorated based on the time worked during the vesting period. Vested options must be exercised within three years of the retirement date. The number of PSUs earned will be determined based on our actual performance. Retirement is defined as voluntary retirement on or after attaining age 62, with a combined age and years of service equal to or greater than 67. **Options and RSUs granted after May 2020:** • Vesting is accelerated. Vested options must be exercised within one year of the retirement date. RSUs will be released to the NEO within 60 days of the retirement date. Retirement is defined as voluntary retirement on or after attaining age 60, with a combined age and years of service equal to or greater than 65. **PSUs granted after May 2020:** • No acceleration of vesting. Unvested PSUs are retained subject to original terms. The number of PSUs earned will be determined based on the Company's actual performance. Retirement is defined as voluntary retirement on or after attaining age 60, with a combined age and years of service equal to or greater than 65.
Disability	**Options, RSUs and PSUs granted prior to May 2020:** • No acceleration of vesting. Unvested awards are retained subject to original terms. Vested options must be exercised within three years of the date of disability. The number of PSUs earned will be determined based on our actual performance. **Options, RSUs and PSUs granted after May 2020:** • Vesting is accelerated. Vested options must be exercised within one year of the termination date. RSUs and PSUs will be released to the NEO within 60 days of the disability date. PSUs are paid at the target level.
Death	**Options granted prior to May 2020:** • No acceleration of vesting. Unvested options are retained subject to original terms, except that the number of options that vest will be prorated based on the time worked during the vesting period and the NEO's beneficiary will have until the third anniversary of the date of death to exercise any vested options. **RSUs and PSUs granted prior to May 2020:** • Vesting accelerated and released to NEO's beneficiary within 60 days of date of death. PSUs are paid at the target level. **Options, RSUs and PSUs granted after May 2020:** • Vesting is accelerated. Vested options must be exercised within one year of death. RSUs and PSUs will be released to the NEO's beneficiary within 60 days of death. PSUs are paid at the target level.

Fiscal 2024 Potential Payments Upon Change in Control and Other Events

The following table outlines the value of the potential payments, upon a change in control and other events, that would have been paid to each NEO if the NEO's employment was terminated or a change in control occurred on September 30, 2024.

Name	Termination Scenario	Lump Sum Payment ($)	MAIP Bonus Amount ($)	Equity Awards ($)	Value of Continued Benefits/ Other Amounts ($)	Total ($)
E. Dowling, Jr.	• Change in Control	3,800,000	3,250,000	2,014,853	63,411	9,128,264
	• Death	—	911,157	805,941	—	1,717,098
	• Disability	—	911,157	805,941	—	1,717,098
	• Without Cause, Company Does Not Renew Employment Agreement or for Good Reason	1,000,000	1,300,000	805,941	47,558	3,153,499
J. Cathey	• Change in Control	1,250,000	600,000	312,086	10,213	2,172,299
	• Death	—	—	312,086	—	312,086
	• Disability	—	—	312,086	—	312,086
	• Without Cause or for Good Reason	400,000	600,000	127,965	8,170	1,136,135
M. Frontczak	• Change in Control	1,464,766	759,508	793,223	26,521	3,044,018
	• Death	—	—	793,223	—	793,223
	• Disability	—	—	793,223	—	793,223
	• Without Cause or for Good Reason	542,506	379,754	355,431	26,521	1,304,212
J. Hood	• Change in Control	345,000	241,500	108,661	26,207	721,368
	• Death	—	—	108,661	—	108,661
	• Disability	—	—	108,661	—	108,661
	• Without Cause or for Good Reason	345,000	241,500	108,661	26,207	721,368
B. Nichols	• Change in Control	345,000	241,500	85,642	42,525	714,667
	• Death	—	—	85,642	—	85,642
	• Disability	—	—	85,642	—	85,642
	• Without Cause or for Good Reason	345,000	241,500	85,642	42,525	714,667

The following table provides the estimates of total value attributable to options, PSUs and RSUs, respectively.

Name	Type of Termination	Options[a] ($)	PSUs[a] ($)	RSUs[a] ($)	Total ($)
E. Dowling, Jr.	• Change in Control	-	1,208,912	805,941	2,014,853
	• Death	-	-	805,941	805,941
	• Disability	-	-	805,941	805,941
	• Without Cause, Non- Renewal of Employment Agreement or Good Reason	-	-	805,941	805,941
J. Cathey	• Change in Control	-	56,157	255,929	312,086
	• Death	-	56,157	255,929	312,086
	• Disability	-	56,157	255,929	312,086
	• Without Cause or for Good Reason	-	-	127,965	127,965
M. Frontczak	• Change in Control	-	437,792	355,431	793,223
	• Death	-	437,792	355,431	793,223
	• Disability	-	437,792	355,431	793,223
	• Without Cause or for Good Reason	-	-	355,431	355,431
J. Hood	• Change in Control	-	24,509	84,152	108,661
	• Death	-	24,509	84,152	108,661
	• Disability	-	24,509	84,152	108,661
	• Without Cause or for Good Reason	-	24,509	84,152	108,661
B. Nichols	• Change in Control	-	25,122	60,520	85,642
	• Death	-	25,122	60,520	85,642
	• Disability	-	25,122	60,520	85,642
	• Without Cause or for Good Reason	-	25,122	60,520	85,642

(a) Amounts do not include potential payments for dividend equivalents. For PSUs, amounts assume that the target level (or 100%) of performance will be achieved.

CEO Pay Ratio

The pay ratio information is provided pursuant to the SEC's guidance under Item 402(u) of Regulation S-K. We note that, due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this pay ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Since the applicable SEC rules allow companies to use a variety of methods to determine this ratio, the ratio disclosed by the Company may not be comparable to the ratio disclosed by other companies.

The median employee remains unchanged from fiscal 2022 as there has been no change in our employee population or employee compensation arrangements that we reasonably believe would significantly impact our fiscal 2024 pay ratio disclosure. Similarly, there has been no change in our median employees' circumstances that we reasonably believe would result in a significant change to our fiscal 2024 pay ratio disclosure.

In fiscal 2022, we identified our median employee to be a full-time U.S. employee, who we believe is a reasonable representation of our median employee for compensation purposes. This individual's fiscal 2024 total compensation, calculated using the same methodology as the Fiscal 2024 Summary Compensation Table, was $99,195, and our current CEO's fiscal 2024 total compensation, as presented in the Fiscal 2024 Summary Compensation table, was $5,845,645. Based on this information, our fiscal 2024 CEO pay ratio was estimated to be 59 to 1.

Pay Versus Performance

The pay versus performance information is provided pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K. The following table sets forth information regarding the compensation per the Summary Compensation Table (SCT) on page 60 of this Proxy Statement, the compensation actually paid (CAP) to our principal executive officer (PEO) and, on average, to our other named executive officers (Non-PEO NEOs) during the specified years, as calculated in accordance with the Pay Versus Performance (PvP) disclosure rule, and the Company's performance.

	Summary Compensation Table Total for PEO ($) (b)		Compensation Actually Paid to PEO ($) (c)		Average Summary Compensation Table Total for Non-PEO NEOs ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) (e)	Value of Initial Fixed $100 Investment Based on:		Net Income ($ Millions) (h)	Adjusted EBITDA ($ Millions) (i)
Fiscal Year (a)	Dowling	Crutchfield	Dowling	Crutchfield			Compass Minerals TSR ($) (f)	Peer Group TSR ($) (g)		
2024	5,845,645	10,423,984	5,363,532	1,540,890	1,792,079	657,407	22.36	109	(206)	206
2023	-	9,173,738	-	2,909,970	2,670,324	1,314,008	51.34	176	11	199
2022	-	10,613,024	-	4,897,914	2,777,012	1,251,000	69.59	159	(33)	190
2021	-	5,797,560	-	3,880,277	1,733,811	1,089,954	114.85	173	20	179
2020	-	5,734,860	-	7,995,711	1,834,828	1,601,616	106.56	124	43	230

Column (b): Reflects compensation amounts reported in the "Summary Compensation Table" for the PEO for the respective fiscal years shown.

Column (c): "Compensation Actually Paid to the PEO" in each of fiscal years 2024, 2023, 2022, 2021 and 2020 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our PEO during the applicable year. For information regarding the decisions made by the Compensation Committee in regard to the PEO's compensation for each fiscal year, please see the Compensation Discussion & Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Fiscal Year	2020	2021	2022	2023	2024	
CEO	Crutchfield	Crutchfield	Crutchfield	Crutchfield	Dowling	Crutchfield
SCT Total Compensation ($)	5,734,860	5,797,560	10,613,024	9,173,738	5,845,645	10,423,984
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	3,412,476	3,477,562	7,881,343	5,997,970	3,535,579	3,934,025
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	3,682,010	1,466,383	6,017,107	2,856,593	3,053,466	0
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	2,869,275	(495,027)	(2,724,785)	(3,325,077)	0	0
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	(877,959)	588,923	(1,126,088)	202,685	0	(66,604)
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	-	-	-	-	0	(4,882,466)
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	-	-	-	-	0	0
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	-	-	-	-	0	0
Compensation Actually Paid ($)	7,995,711	3,880,277	4,897,914	2,909,970	5,363,532	1,540,890

Equity Valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Performance share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance. Adjustments have been made using the stock price and performance modifier as of year-end and as of the date of vest. Time-vested restricted share unit grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of year-end and as of each date of vest.

Column (d): The following non-CEO named executive officers are included in the average figures shown:
Fiscal Year 2020: James Standen, Mary Frontczak, Brad Griffith, George Schuller Jr., and Angela Jones
Fiscal Year 2021: James Standen, Mary Frontczak, George Schuller Jr., and Brad Griffith
Fiscal Year 2022: Lorin Crenshaw, Mary Frontczak, George Schuller Jr., James Standen, and Brad Griffith
Fiscal Year 2023: Lorin Crenshaw, Mary Frontczak, George Schuller Jr., and James Standen
Fiscal Year 2024: Lorin Crenshaw, Jeffrey Cathey, Mary Frontczak, Benjamin Nichols, George Schuller Jr., Jennifer Hood, and James Standen

Column (e): "Average Compensation Actually Paid to Non-PEO NEOs" in each of fiscal years 2024, 2023, 2022, 2021, and 2020 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our non-PEO NEOs during the applicable year. For information regarding the decisions made by our Compensation Committee in regard to the non-PEO NEOs' compensation for each fiscal year, please see the Compensation Discussion and Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Fiscal Year	2020	2021	2022	2023	2024
Non-CEO NEOs	See Column (d) Note	See Column (d) Note	See Column (d) Note	See Column (d) Note	See Column (d) Note
SCT Total Compensation ($)	1,834,828	1,733,811	2,777,012	2,670,324	1,792,079
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	791,013	972,178	1,272,670	1,561,016	860,161
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	593,612	405,201	547,929	609,311	170,509
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	193,686	(34,082)	(303,692)	(459,642)	(105,065)
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	(80,995)	(42,798)	(87,736)	55,031	(14,085)
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	(148,501)	-	(409,843)	-	(325,870)
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	-	-	-	-	0
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	-	-	-	-	0
Compensation Actually Paid ($)	1,601,616	1,089,954	1,251,000	1,314,008	657,407

Equity Valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Performance share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance. Adjustments have been made using the stock price and performance modifier as of year-end and as of the date of vest. Time-vested restricted share unit grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of year-end and as of each date of vest.

Column (f): For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of Compass Minerals for the measurement periods ending on September 30 of each of 2024, 2023, 2022 and 2021, respectively and December 31, 2020.

Column (g): For the relevant fiscal year, represents the cumulative TSR of the Compensation Peer Group ("Peer Group TSR") for the measurement periods ending on September 30 of each of 2024, 2023, 2022 and 2021, and December 31, 2020. The peer group used for this purpose in 2024 consists of the following companies: Alpha Metallurgical Resources, Inc., Arch Resources, Inc., Balchem Corporation, Coeur Mining, Inc., Ecovyst Inc., Hecla Mining Company, Innospec Inc., Koppers Holdings Inc., LSB Industries, Inc., Metallus Inc., Minerals Technologies Inc., Peabody Energy Corporation, Ramaco Resources, Inc., Sensient Technologies Corporation, SSR Mining Inc., Tronox Holdings plc, U.S. Silica Holdings, Inc., and Warrior Met Coal, Inc.. The peer group used for this purpose in 2023 consists of the following companies: Albemarle Corporation, Alpha Metallurgical Resources, Inc., Arch Resources, Inc., Balchem Corporation, Coeur Mining, Inc., Eagle Materials Inc., Hecla Mining Company, Innospec Inc., Koppers Holdings Inc., Livent Corporation, Minerals Technologies Inc., Peabody Energy Corporation, Sensient Technologies Corporation, Summit Materials, Inc., Tronox Holdings plc, U.S. Silica Holdings, Inc., and Warrior Met Coal, Inc. The peer group used for this purpose in 2021 and 2022 consists of the following companies: Albemarle Corporation, Alpha Metallurgical Resources, Inc., Arch Resources, Inc., Balchem Corporation, Cleveland-Cliffs Inc., Coeur Mining, Inc., Eagle Materials Inc., Ferro Corporation, H.B. Fuller Company, Hecla Mining Company, Innospec Inc., Minerals Technologies Inc., Peabody Energy Corporation, The Scotts Miracle-Gro Company, Sensient Technologies Corporation, Summit Materials, Inc., Tronox Holdings plc, U.S. Concrete, Inc., U.S. Silica Holdings, Inc., and Warrior Met Coal, Inc. The peer group used for this purpose in 2020 consists of the following companies: Albemarle Corporation, Arch Resources, Inc., Balchem Corporation, Cabot Corporation, Carpenter Technology Corporation, Cleveland-Cliffs Inc., Eagle Materials Inc., Element Solutions Inc, FMC Corporation, H.B. Fuller Company, Hecla Mining Company, Innophos Holdings, Inc., Innospec Inc., Kaiser Aluminum Corporation, Martin Marietta Materials, Inc., Minerals Technologies Inc., NewMarket Corporation, Peabody Energy Corporation, The Scotts Miracle-Gro Company, Sensient Technologies Corporation, Tronox Holdings plc, U.S. Concrete, Inc., U.S. Silica Holdings, Inc.

Column (h): Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the fiscal years ended September 30, 2024, 2023, 2022 and 2021 and December 31, 2020.

Column (i): Adjusted EBITDA, our Company-Selected Measure, is calculated as described on page 52 of the "Compensation Discussion and Analysis."

Relationship Between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" to our Chief Executive Officer and other named executive officers in fiscal years 2020, 2021, 2022, 2023, and 2024 to (1) TSR of both Compass Minerals and the Peer Group, (2) Compass Minerals' net income and (3) Compass Minerals' adjusted EBITDA.



Relationship Between Pay and GAAP Net Income

The following shows the relationship between PEO CAP, Average Non-PEO NEO CAP and GAAP Net Income.



Relationship Between Pay and Adjusted EBITDA

The following shows the relationship between PEO CAP, Average Non-PEO NEO CAP, and Adjusted EBITDA.



Most Important Performance Measures

Listed below are the performance measures which in our assessment represent the most important financial performance measures we use to link compensation actually paid to our named executive officers, for 2024, to company performance.

Measure
Adjusted EBITDA
Adjusted Free Cash Flow
Adjusted Operating Cash Flow
Relative Total Shareholder Return (rTSR)
Return on Capital Employed (ROCE)
Safety - Total Recordable Injury Rate (TRIR)

Equity Compensation Plan Information

The following table provides information as of September 30, 2024 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding securities	Weighted-average exercise price of outstanding securities	Number of securities available for issuance under plan
Equity compensation plans approved by stockholders:			
Stock options	187,023	62.85	
Restricted stock units	451,091	N/A	
Performance stock units	229,469	N/A	
Deferred stock units	109,950	N/A	
Total securities under approved plans[a]	977,533		1,746,358
Equity compensation plans not approved by stockholders[b]:			
Deferred stock units	9,474	N/A	
Total	**987,007**		**1,746,358**

(a) In May 2020, stockholders approved the 2020 Incentive Award Plan. No new awards will be made under the 2005 Incentive Award Plan or the 2015 Incentive Award Plan subsequent to the approval of the 2020 Incentive Award Plan.

(b) Prior to 2008, non-employee directors were issued common stock and deferred stock units in connection with their service as a director under the 2004 Directors Deferred Share Plan. In 2008, we began issuing non-employee director shares of common stock and deferred stock units under equity plans approved by stockholders. No new awards will be granted under the 2004 Directors Deferred Share Plan.

PROPOSAL 3

APPROVAL OF THIRD AMENDMENT TO THE COMPASS MINERALS INTERNATIONAL, INC. 2020 INCENTIVE AWARD PLAN

Introduction

On January 21, 2025, our Board adopted the third amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan (as previously amended, the "2020 Plan") to increase the number of shares we are authorized to issue or award under the 2020 Plan by 1,700,000 shares and to extend the term of the 2020 Plan to January 15 2035 (the "Amendment"). The Amendment is subject to stockholder approval. The 2020 Plan, as amended by the Amendment, is referred to as the "Amended Plan."

The full texts of the 2020 Incentive Award Plan, the First Amendment to the 2020 Incentive Award Plan and the Second Amendment to the 2020 Incentive Award Plan are all included as exhibits to our Annual Report on Form 10-K.

A copy of the Amendment is included as Appendix A to this Proxy Statement.

We are asking our stockholders to approve the Amendment because we believe the availability of an adequate reserve of shares under the 2020 Plan is important to our strategic priorities. The purpose of the 2020 Plan is to assist us in attracting, motivating and retaining selected individuals who will serve as our employees, directors and consultants, whose judgment, interest and special effort is critical to the successful conduct of our operation. We believe that the equity-based awards to be issued under the 2020 Plan will motivate recipients to offer their maximum effort to the Company and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of equity-based awards are necessary to enable us to continue to attract and retain top talent; if the Amendment is not approved, we believe our recruitment and retention capabilities will be adversely affected.

Overview of the 2020 Plan

The 2020 Plan provides us with the flexibility to effectively use the shares under the 2020 Plan to provide incentives to our employees, consultants and directors. The 2020 Plan contains provisions we believe are consistent with best practices in equity compensation and which we believe further protect the interests of our stockholders. These include:

- **No Discounted Options or Stock Appreciation Rights.** Stock options and stock appreciation rights ("SARs") may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

- **No Repricing Without Stockholder Approval.** Other than in connection with certain corporate transactions, we may not reduce the exercise price of an option or SAR, cancel an option or SAR in exchange for cash, a new award or an option or SAR with an exercise price that less than the exercise price of the original option or SAR, in each case, unless such action is approved by our stockholders.

- **No Liberal Share Recycling.** Shares used to pay the grant or exercise price of an award or the withholding taxes related to an outstanding award do not become available for issuance for future awards under the 2020 Plan.

- **No Liberal Change of Control Definition.** A Change of Control (as such term is defined under the 2020 Plan) will not be triggered under the 2020 Plan unless a qualifying transaction is consummated, a third party acquires more than fifty percent (50%) of the Company's outstanding voting securities or there is a change in more than half of the incumbent directors.

- **Minimum Vesting Requirements.** Awards granted under the 2020 Plan are generally subject to a minimum one-year vesting requirement with limited exceptions, including for awards that do not result in the issuance of shares exceeding 5% of the shares available for issuance under the 2020 Plan.

- **No Transferability.** Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the plan administrator.

- **No Evergreen Provision.** The 2020 Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance can be automatically replenished.

- **No Automatic Grants.** The 2020 Plan does not provide for automatic grants to any individual.
- **Limit on Non-Employee Director Compensation.** The 2020 Plan limits non-employee director total compensation to $700,000 per calendar year.
- **No Tax Gross-Ups.** The 2020 Plan does not provide for any tax gross-ups.

Summary of Key Stock Plan Data

Share Usage

The following table sets forth information regarding stock-settled, time-vested equity awards granted, and performance-based equity awards earned, over each of the last three fiscal years:

	Fiscal 2024	Fiscal 2023	Fiscal 2022[1]	
Stock Options Granted	-	-	73,290	
Stock-Settled Time-Vested Restricted Stock Units Granted[2]	522,788	354,694	103,363	
Stock-Settled Performance Stock Units Earned[3]	-	-	28,666	
Board of Directors Deferred Stock Units Granted	60,337	20,272	12,643	3-Fiscal Year Average
Board of Directors Common Stock Granted	22,740	15,305	-	
Weighted-Average Basic Common Shares Outstanding	41,372,383	40,786,266	34,120,000	
Share Usage Rate	**1.46%**	**0.96%**	**0.64%**	**1.02%**

(1) Fiscal 2022 awards were prorated by 75% to recognize that full-year grants were awarded in fiscal 2021 prior to the fiscal year change.

(2) Includes RSUs granted to non-employee members of our Board of Directors as follows: 22,740 shares in fiscal 2024, 14,945 shares in fiscal 2023, and 11,933 shares in fiscal 2022.

(3) With respect to performance-based shares/units in the table above, we calculate the share usage rate based on the applicable number of shares *earned* each fiscal year. For reference, the performance-based shares/units *granted* were as follows: 276,736 shares in fiscal 2024, 183,794 shares in fiscal 2023, and 178,052 shares in fiscal 2022.

Overhang as of January 15, 2025

The following table sets forth certain information as of January 15, 2025, unless otherwise noted, with respect to the Company's equity compensation plans:

Stock Options/SARs Outstanding		183,744
Weighted-Average Exercise Price of Outstanding Stock Options/SARs	$	62.83
Weighted-Average Remaining Term of Outstanding Stock Options/SARS		2.3 years
Total Stock-Settled Full-Value Awards Outstanding		1,625,268
Remaining shares available for grant under the Existing Plan		2,689,405
Proposed additional shares under the Amended Plan[1]		1,700,000
Basic common shares outstanding as of the record date (January 6, 2025)		41,465,485

(1) The share reserve under the Amended Plan will also include any remaining shares available for issuance under the Existing Plan as of the effective date of the Amended Plan.

Dilution and Expected Duration

Our Board recognizes the impact of dilution on our stockholders and has evaluated this share request carefully in the context of the need to motivate, retain and ensure that our leadership team and key employees are focused on our strategic priorities. The total fully-diluted overhang as of January 15, 2025, assuming that the entire share reserve is granted in stock options or SARs, would be 13.0% and the total fully-diluted overhang, assuming the share reserve is granted in full-value awards only, would be 8.8%. The Company's historical practice has been to grant a combination of stock options and full-value awards, resulting in potential overhang between these two levels. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of January 15, 2025. Our Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution to accommodate our long-term strategic priorities.

We expect that the share reserve under the Amended Plan, if this proposal is approved by our stockholders, will be sufficient for awards made for at least two years based on historical practices for our core business, but the ultimate length of this period will depend on a number of factors such as our incentive needs for our transformative strategic and growth initiatives, which are still uncertain; award type mix; hiring and promotion activity; the rate at which shares are returned to the Amended Plan's reserve under the 2020 Plan's share recycling provisions (including the recycling of shares subject to an award under the Compass Minerals International, Inc. 2015 Incentive Award Plan or the Compass Minerals International, Inc. 2005 Incentive Award Plan that expire, are forfeited, are terminated without issuance, or are settled for cash, each in accordance with Section 3.1(b) of the 2020 Plan); the future performance of our stock price; the consequences of acquiring other companies; and other factors. Our previous assumption as to the sufficiency of the share reserve approved in 2024 fell short of our actual needs in light of the performance of our stock price and our desire to motivate and retain our leadership team and key employees via equity-based compensation that is competitive with our market group. While we believe that our assumptions are reasonable, future share usage may differ from current expectations.

In light of the factors described above, the Board believes that increasing the number of shares we are authorized to issue or award under the 2020 Plan by 1,700,000 shares represents reasonable potential equity dilution and provides a significant incentive for officers, employees, non-employee directors and consultants to increase the value of the Company for all stockholders.

Stockholder Approval

In general, stockholder approval of the Amendment is necessary in order for us to meet the stockholder approval requirements of the principal securities market on which shares of our common stock are traded, and to continue to grant incentive stock options ("ISOs") until the ten-year anniversary of the Board's adoption of the Amendment pursuant to Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

If stockholders do not approve this Proposal 3, the proposed additional shares will not become available for issuance under the 2020 Plan, and we will not be able to continue to grant ISOs.

Material Terms of the Amended Plan

The material terms of the 2020 Plan, as proposed to be amended by the Amendment, are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and the employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the Amended Plan, but only employees of the Company and subsidiary corporations may be granted ISOs. As of January 15, 2025, there were seven non-employee directors, 222 consultants and 1,914 employees who would have been eligible for awards under the Amended Plan.

The Amended Plan will be administered by the Compensation Committee, which may delegate its duties and responsibilities to committees of our directors or officers, including a committee comprised of a single officer, such as our CEO (referred to collectively as the "plan administrator" below), subject to certain limitations that may be imposed under applicable laws, including Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), and stock exchange rules, as applicable. The full Board, acting by a majority of its members in office, will conduct the general administration of the Amended Plan with respect to awards granted to non-employee directors. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Amended Plan, subject to its express terms and conditions. The plan administrator will also have the authority to determine which eligible employees, consultants and directors receive awards, grant awards and set the terms and conditions of all awards under the Amended Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Amended Plan.

Shares Available for Awards

If our stockholders approve this proposal, we will have 8,300,000 shares available for issuance under the Amended Plan, comprised of (i) 1,700,000 shares which will become authorized for issuance upon such approval and (ii) the remaining shares available for issuance under the 2020 Plan, which as of January 15 2025 is 2,689,405 shares. The maximum number of shares available for issuance under the Amended Plan with respect to ISOs will be 8,300,000. All of the foregoing share numbers may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading "Certain Transactions."

The Amended Plan provides that the aggregate number of shares available for issuance will be reduced by two shares for each share delivered in settlement of any full value award and by one share for each share delivered in settlement of any award that is not a full value award. If shares subject to an award under the Amended Plan are forfeited or expire or such award is settled for cash (in whole or in part) or any shares subject to an award under the 2015 Incentive Award Plan or the 2005 Incentive Award Plan, as amended are forfeited or expire or such award is settled for cash (in whole or in part) following the date the stockholders approve the Amended Plan, such shares will again be available for issuance under the Amended Plan. Any such shares that again become available for issuance shall increase the share reserve under the Amended Plan as follows: (i) by one share if such shares were subject to an award that is not a full value award, and (ii) by two shares if such shares were subject to full value awards.

However, the Amended Plan does not allow the shares available for grant under the Amended Plan to be recharged or replenished with shares that:

- are tendered or withheld to satisfy the exercise price of an option,
- are tendered or withheld to satisfy tax withholding obligations for an award,
- are subject to a SAR but are not issued in connection with the stock settlement of the SAR, or
- are purchased by us on the open market with cash proceeds from the exercise of options.

Awards granted under the Amended Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity's merger or consolidation with us (or any of our subsidiaries) or our (or any subsidiary's) acquisition of the entity's property or stock will not reduce the shares available for grant under the Amended Plan.

Provisions of the Amended Plan Relating to Director Compensation

The Amended Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the Amended Plan's limitations. The Board or its authorized committee may modify non-employee director compensation from time to time in the exercise of its business judgment, taking into account factors, circumstances and considerations that it deems relevant from time to time, provided that the sum of any cash or other compensation and the grant date fair value of any equity awards granted as compensation for services as a non-employee director may not exceed $700,000 in any calendar year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Awards

The Amended Plan provides for the grant of stock options, including ISOs and non-qualified stock options ("NSOs"), SARs, restricted stock, RSUs, performance awards, dividend equivalents, stock payments and deferred stock awards. Certain awards under the Amended Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Amended Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. No Award granted under the Amended Plan may become vested prior to the first anniversary of the date of grant, provided that (i) awards may be made to non-employee directors that vest upon the next annual meeting of shareholders that is at least 50 weeks after the prior annual meeting, (ii) the one-year minimum vesting requirement will not apply to substitute award issued in connection with a corporate transaction or similar event, or to awards delivered in lieu of fully vested cash payments, (iii) the plan administrator may waive such vesting restrictions upon a Change in Control, the holder's death, disability or retirement and (iv) awards that result in the issuance of an aggregate of up to 5% of the shares available for issuance under the Amended Plan may be granted without respect to such minimum vesting provisions.

A brief description of each award type follows.

- **Stock Options.** Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding periods and other requirements of the Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than seven years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and other conditions.

- **Stock Appreciation Rights.** SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciated value of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and other conditions.

- **Restricted Stock.** Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. Upon issuance of restricted stock, recipients generally have the rights of a stockholder with respect to such shares, which generally include the right to receive dividends and other distributions in relation to the award. The terms and conditions applicable to restricted stock will be determined by the plan administrator, subject to the conditions and limitations contained in the Amended Plan.

- **Restricted Stock Units.** RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Amended Plan.

- **Performance Awards.** Performance awards may be granted on an individual or group basis. Generally, these awards will be based upon the attainment of specific performance goals that are established by the plan administrator and relate to one or more performance criteria on a specified date or dates determined by the plan administrator. Performance awards may be paid in cash, shares or a combination of both. Performance criteria means the criteria (and adjustments) that the plan administrator selects for purposes of establishing the performance goal or performance goals for a participant for a performance period. The performance criteria that may be used to establish performance goals include, but are not limited to, the following: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; and (xxiii) individual employee performance, any of which may be measured either in absolute terms or as compared to any increase or decrease or as compared to results of a peer group or other employees or to market performance indicators or indices. The performance criteria will be applicable to the organizational level specified by the plan administrator, including, but not limited to, the Company or a unit, division, group or plan of the Company and may be measured either in absolute terms or as compared to any incremental change or as compared to results of a peer group. The plan administrator will define the manner of calculating the performance criteria it selects to use for any performance period applicable to a particular award.

- **Dividend Equivalents.** Dividend equivalents may be granted pursuant to the Amended Plan, except that no dividend equivalents may be payable with respect to options or SARs pursuant to the Amended Plan. A dividend equivalent is the right to receive the equivalent value of dividends paid on shares. Dividend equivalents that are granted by the plan administrator are credited as of dividend payment dates during the period between the date an award is granted and the date such award vests, is exercised, or is distributed or expires, as determined by the plan administrator. Such dividend equivalents are converted to cash or additional shares of the Company's common stock by such formula, at such time and subject to such limitations as may be determined by the plan administrator.

- **Stock Payments.** Stock payments may be granted pursuant to the Amended Plan. A stock payment is a payment in the form of shares of the Company's common stock or an option or other right to purchase shares, as part of a bonus, deferred compensation or other arrangement. The number or value of shares of any stock payment is determined by the plan administrator and may be based on achieving one or more of the performance criteria set forth in the Amended Plan, or other specific criteria determined by the plan administrator. Except as otherwise determined by the plan administrator, shares underlying a stock payment which is subject to a vesting schedule or other conditions set by the plan administrator are not issued until those conditions have been satisfied. Stock payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

- **Deferred Stock Units and Other Stock or Cash Based Awards.** In addition to the awards described above, under the Amended Plan the Company may grant cash payments, cash bonus awards, stock payments, stock bonus awards, performance awards or incentive awards that are paid in cash, shares or a combination of both, which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees, and meeting-based fees. The plan administrator will determine the terms and conditions of each such award, including any exercise or purchase price, performance criteria and performance goals, transfer restrictions, vesting conditions and other terms and conditions applicable to these awards, which shall be set forth in an award agreement. These awards may be available as a form of payment in the settlement of other awards granted under the Amended Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an individual is otherwise entitled. Certain of these awards may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Payment Methods

The plan administrator determines the methods by which payments by any award holder with respect to any awards granted under the Amended Plan may be paid, the form of payment, including, without limitation: (1) cash or check; (2) shares of our common stock issuable pursuant to the award or held for such period of time as may be required by the plan administrator and having a fair market value on the date of delivery equal to the aggregate payments required; (3) delivery of a written or electronic notice that the award holder has placed a market sell order with a broker with respect to shares of our common stock then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of such sale; or (4) other form of legal consideration acceptable to the plan administrator. However, no participant who is a member of the Board of Directors or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act is permitted to make payment with respect to any awards granted under the Amended Plan, or continue any extension of credit with respect to such payment in any method which would violate the prohibitions on loans made or arranged by the Company as set forth in Section 13(k) of the Exchange Act. Only whole shares of common stock may be purchased or issued pursuant to an award. No fractional shares will be issued and the plan administrator will determine, in its sole discretion, whether cash may be given in lieu of fractional shares or whether such fractional shares will be eliminated by rounding down.

Prohibition on Repricing

Under the Amended Plan, the plan administrator may not, except in connection with equity restructurings and certain other corporate transactions as described below, without the approval of our stockholders, authorize the repricing of any outstanding option or SAR to reduce its price per share, or cancel any option or SAR in exchange for cash or another award when the price per share exceeds the "fair market value" (as that term is defined in the Amended Plan) of an underlying share.

Certain Transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Amended Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Amended Plan and replacing or terminating awards under the Amended Plan. In the event that the successor corporation in a change in control refuses to assume or substitute an award, the award will become fully vested and exercisable upon such transaction, provided that, to the extent the vesting of any award is subject to the satisfaction of specified performance goals, with respect to all open performance periods the award will vest at either (i) the target level of performance, pro-rated based on the period elapsed between the beginning of the applicable performance period and the date of the change of control, or (ii) the actual performance level as of the date of the change of control (as determined by the plan administrator). In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the Amended Plan and outstanding awards as it deems appropriate to reflect the transaction.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Amended Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator's consent, pursuant to a domestic relations order or to certain family members and other permitted transferees, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Amended Plan, the plan administrator may, in its discretion, allow a holder to elect to have the Company withhold shares otherwise issuable under an award (or allow the surrender of shares) to satisfy such obligations.

Plan Amendment and Termination

The Board or the Compensation Committee may amend or terminate the Amended Plan at any time; provided, however, that, except to the extent permitted by the Amended Plan in connection with certain changes in capital structure, stockholder approval must be obtained for any amendment to (i) increase the number of shares available under the Amended Plan, (ii) reduce the per share exercise price of any outstanding option or SAR, and (iii) cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. If our stockholders approve this proposal, then the Amended Plan will remain in effect until January 15, 2035, unless earlier terminated by the Board. If this proposal is not approved, then the 2020 Plan will remain in effect until January 24, 2034, unless earlier terminated by the Board. No awards may be granted under the Amended Plan after its termination.

New Plan Benefits as of January 15, 2025

Except with respect to (i) RSU and DSU awards that will be granted to each non-employee director serving on our Board immediately following this Annual Meeting (ii) and grants promised to new hires that have been approved by the Compensation Committee, all of which are shown in the table below as of January 15, 2025, the number of awards that our named executive officers, directors, other executive officers and other employees may receive under the Amended Plan will be determined in the discretion of our Compensation Committee (or another committee of directors or officers to which such authority has been delegated, including a committee comprised of a single officer, such as our CEO) in the future, and neither our Compensation Committee nor any other committee of directors or officers to which authority has been delegated has made any determination to make future grants to any persons under the Amended Plan as of the date of this Proxy Statement. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Amended Plan, or the benefits that would have been received by such participants if the Amended Plan, as proposed to be amended, had been in effect in the fiscal year ended September 30, 2024.

Name/Category of Individuals	Dollar Value ($)	Number of Stock Options
Edward Dowling, Jr.	—	—
Jeffrey Cathey	—	—
Mary L. Frontczak	—	—
Jennifer Hood	—	—
Benjamin Nichols	—	—
All current executive officers as a group	—	—
All non-employee directors as a group[1]	705,000	—
All employees, including all current officers who are not executive officers, as a group	—	—

(1) Pursuant to our Director Compensation Policy, each non-employee director serving on our Board immediately following this annual meeting will be awarded a RSU or DSU award with a value of $120,000 for each of Mr. Dealy, Mr. Joyce, Ms. Miller and Ms. Walker, and $225,000 for Mr. Reece (determined using the closing market price per share of our common stock on the grant date).

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Amended Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. **This summary is not intended as tax advice to participants, who should consult their own tax advisors.**

Non-Qualified Stock Options

If an optionee is granted an NSO under the Amended Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options

A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards

The current federal income tax consequences of other awards authorized under the Amended Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, deferred stock, performance share awards, performance awards, stock payments, dividend equivalents, cash awards and other incentive awards are generally subject to tax at the time of payment.

Section 409A of the Code

Certain types of awards under the Amended Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Amended Plan and awards granted under the Amended Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Amended Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE 2020 INCENTIVE AWARD PLAN.

AUDIT MATTERS

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Our Independent Registered Public Accounting Firm

KPMG LLP ("KPMG") audited our annual financial statements for the fiscal year ended September 30, 2024. The Audit Committee has appointed KPMG to be our independent registered accounting firm for the fiscal year ending September 30, 2025, and our stockholders are asked to ratify this appointment at the Annual Meeting. In determining whether to reappoint KPMG, the Audit Committee considered the qualifications, performance and independence of the firm and the audit engagement team, the quality of its discussion with KPMG and the fees charged by KPMG for the quality and breadth of services provided. We expect representatives of KPMG to attend the Annual Meeting. These representatives will be able to make a statement and respond to questions from our stockholders.

Ernst & Young served as our independent registered public accounting firm for the fiscal years ended September 30, 2022 and September 30, 2023 and reported on our consolidated financial statements for those years.

Changes in Registrant's Certifying Accountant

On December 1, 2023, upon the completion of a comprehensive selection process, we, at the direction of the Audit Committee, dismissed Ernst & Young as our independent registered public accounting firm.

On December 6, 2023, as reported on our current report on Form 8-K dated December 7, 2023, as part of a comprehensive selection process, the Audit Committee engaged KPMG as our independent registered public accounting firm for the fiscal year ending September 30, 2024.

During the fiscal years ended September 30, 2022 and September 30, 2023 and the subsequent interim period through December 1, 2023, the effective date of Ernst & Young's dismissal, there were (i) no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Ernst & Young's satisfaction, would have caused it to make reference to the subject matter of any such disagreement in connection with its reports for such years and (ii) no "reportable events" requiring disclosure pursuant to paragraph (a)(1)(v) of Item 304 of Regulation S-K, except concerning the material weaknesses in the Company's internal control over financial reporting disclosed in Item 4 of the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2022, March 31, 2023 and June 30, 2023, and reported in Item 9A of the Company's Annual Reports on Form 10-K for the fiscal year ended September 30, 2022.

Ernst & Young's reports on the Company's consolidated financial statements for the fiscal years ended September 30, 2022 and September 30, 2023, do not contain any adverse opinion or disclaimer of opinion, and they are not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended September 30, 2022 and September 30, 2023, and the subsequent interim period through December 6, 2023, the effective date of KPMG's appointment, neither the Company nor anyone on its behalf has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, where either a written report or oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Auditor Fees

Auditor fees were principally for audit work performed on our financial statements and internal controls over financial reporting, as well as statutory audits. The following table shows the fees paid or accrued for audit and other services provided by KPMG for the fiscal year ended September 30, 2024 and by Ernst & Young for the fiscal years ended September 30, 2023 and 2022.

	Fiscal Year Ended September 30, 2024 ($ thousands)	Fiscal Year Ended September 30, 2023 ($ thousands)	Fiscal Year Ended September 30, 2022 ($ thousands)
Audit fees[1]	3,513	2,093	1,723
Audit-related fees[2]	—	43	200
Tax fees[3]	93	5	8
All other fees[4]	290	—	—
Total fees	**3,896**	**2,141**	**1,931**

(1) **Audit fees.** Relates to services associated with the audit of our financial statements, audit of our internal controls over financial reporting, review of our quarterly financial statements and statutory audits required internationally.

(2) **Audit-related fees.** Relates to services for pension and employee benefit plan audits.

(3) **Tax fees.** Relates to tax services, including tax compliance, tax advice and tax planning.

(4) **All other fees.** Relates to services that are not included in audit fees, audit-related fees and tax fees.

Under the Audit Committee charter, the Audit Committee must pre-approve all audit and audit-related services provided by the independent registered accounting firm. Each year, the Audit Committee considers a list of specific services and categories of services for pre-approval for the upcoming or current year. Any non-audit services that were not included in the pre-approved list are required to be pre-approved by the Audit Committee in advance under policies and procedures established by the Audit Committee. The Audit Committee approved all audit, audit-related and tax services provided by the independent registered accounting firm for fiscal 2024, 2023 and 2022.

Vote Required

Stockholders are being asked to ratify the appointment of KPMG as our independent registered accounting firm for fiscal 2025. Although the Audit Committee has the sole authority to appoint our independent auditors, our Board believes that submitting the appointment of KPMG to our stockholders for ratification is a matter of good corporate governance. If our stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered accounting firm. Additionally, even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during fiscal 2025 if it determines that such a change would be in the best interests of us and our stockholders.

The ratification of the Audit Committee's selection of KPMG as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote at the meeting. Abstentions will have the same effect as votes against the ratification.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2025.**

Report of the Audit Committee

The Audit Committee reviews our financial reporting process on behalf of the Board of Directors and oversees the entire audit function, including the appointment, compensation and oversight of independent registered public accountants. We have engaged KPMG LLP as our independent auditors since December 2023, prior to which Ernst & Young LLP served as our independent auditors. Our management has the primary responsibility for our financial reporting process, policies, principles and internal controls, as well as preparation of our financial statements. Our independent registered public accountants are responsible for performing an audit of our financial statements and expressing an opinion as to the conformity of such financial statements to accounting principles generally accepted in the United States and effectiveness of our internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with our management the audited financial statements for the fiscal year ended September 30, 2024, including a discussion of:

- the acceptability and quality of the accounting principles,
- the reasonableness of significant accounting judgments and critical accounting policies and estimates,
- the clarity of disclosures in the financial statements, and
- management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer their respective certifications with respect to our Annual Report on Form 10-K for the fiscal year ended September 30, 2024 and discussed with our management their assessment of our internal controls over financial reporting.

The Audit Committee reviewed with the independent registered public accountants who are responsible for expressing opinions on:

(I) the conformity of those audited financial statements with generally accepted accounting principles, and

(II) the effectiveness of internal controls over financial reporting, their judgments as to the acceptability and quality of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and under the standards established by the Public Company Accounting Oversight Board (United States), including those matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board in Release No. 2012-004.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accountants required by applicable requirements of the Public Company Accounting Oversight Board for Independent Auditor Communications with Audit Committees concerning independence and has discussed those disclosures and other matters relating to independence with the independent registered public accountants.

The Audit Committee discussed with our internal auditor and independent registered public accountants the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and independent registered public accountants, with and without our management present, to discuss the results of their examinations of our internal controls, including controls over the financial reporting process and the overall quality of our financial reporting.

Members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by our management and the independent registered public accountants. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of our management and the independent registered public accountants, nor can the Audit Committee certify that the independent registered public accountants are indeed "independent" under applicable rules. The Audit Committee serves a Board-level oversight role in which it provides advice, counsel and direction to our management and the auditors on the basis of the information it receives, discussions with our management and the auditors and the experience of the Audit Committee's members in business, financial and accounting matters.

In reliance on the reviews and discussions with management and with the independent registered public accountants referred to above, and the receipt of an unqualified opinion from KPMG dated December 16, 2024, regarding our audited financial statements for the fiscal year ended September 30, 2024, as well as the opinion of KPMG on the effectiveness of internal controls over financial reporting dated December 16, 2024, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2024, for filing with the SEC.

The Audit Committee

Lori A. Walker, Chair
Richard P. Dealy
Joseph E. Reece

The foregoing Report of the Audit Committee of the Board of Directors will not be deemed to be soliciting material or be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent we specifically incorporate this information by reference and will not otherwise be deemed to be filed with the SEC under such Acts.

STOCK OWNERSHIP

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information provided to us with respect to beneficial ownership of shares of our common stock as of January 6, 2025 for:

(i) each person who is known by us to own beneficially more

(ii) each current director and nominee for director,

(iii) each NEO, and

(iv) all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner	Shares Beneficially Owned[1]	
	Number	Percent
5% STOCKHOLDERS		
Koch Industries, Inc.[2] 4111 East 37th Street North Wichita, Kansas 67220	7,034,609	16.96%
BlackRock, Inc.[3] 55 East 52nd Street New York, New York 10055	4,839,784	11.67%
The Vanguard Group[4] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	3,157,214	7.61%
SailingStone Capital Partners LLC[5] 100 Waugh Drive, Suite 600 Houston, TX 77007	4,772,073	11.51%
DIRECTORS AND NAMED EXECUTIVE OFFICERS[6]		
Jeffery Cathey	3,152	*
Richard Dealy	19,165	*
Edward Dowling, Jr.	34,285	*
Mary Frontczak	9,283	*
Jill Gardiner	8,298	*
Jennifer Hood	3,165	*
Gareth Joyce	19,345	*
Melissa Miller	16,853	*
Benjamin Nichols	4,869	*
Joseph Reece	54,824	*
Lori Walker	36,525	*
All current directors and executive officers as a group (14 persons)	209,764	1.52%

*   Each having less than 1% of our issued and outstanding common stock.

(1) For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 41,465,485 shares of our common stock outstanding on January 6, 2025 The amounts and percentages of common stock beneficially owned are reported as determined by SEC rules and include voting or investment power with respect to the shares on the basis of SEC rules governing the determination of beneficial ownership of securities. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2) Based on a Schedule 13D/A filed by Koch Inc. ("Koch Inc.") on August 2, 2024 for August 1, 2024, disclosing that Koch Inc has sole voting power over 7,034,609 shares of our common stock, shared voting power over 0 shares of our common stock, sole dispositive power over 7,034,609 shares of our common stock and shared dispositive power over 0 shares of our common stock, which represented in aggregate 17.02% of our common stock at the time of filing. The Schedule 13D/A reports that beneficial owner subsidiaries of the parent holding company are KM&T Investment Holdings, LLC, Koch Minerals & Trading, LLC and Koch Solutions, LLC.

(3) Based on a Schedule 13G/A Information Statement filed by BlackRock, Inc. on November 8, 2024 for September 30, 2024, disclosing that BlackRock, Inc. has sole voting power over 4,746,843 shares of our common stock and sole dispositive power over 4,839,784 shares of our common stock, which represented in aggregate 11.7% of our common stock at the time of filing. The Schedule 13G/A reports that beneficial owner subsidiaries of the parent holding company are BlackRock Life Limited, Aperio Group, LLC, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, SpiderRock Advisors, LLC, BlackRock Asset Management Canada Limited, and BlackRock Fund Managers Ltd.

(4) Based on a Schedule 13G/A Information Statement filed by The Vanguard Group on November 12, 2024 for September 30, 2024, disclosing that The Vanguard Group has shared voting power over 25,175 shares of our common stock, sole dispositive power over 3,101,530 shares of our common stock and shared dispositive power over 55,684 shares of our common stock, which represented in aggregate 7.63% of our common stock at the time of filing.

(5) Based on a Form 13G/A filed by SailingStone Capital Partners LLC on September 19, 2024 for August 28, 2024, disclosing that State Street Corporation has shared voting power over 4,772,073 shares of our common stock and beneficially owned 4,772,073 shares of our common stock, which represented in aggregate 11.55% of our common stock at the time of filing.

(6) For our NEOs, the number of shares beneficially owned includes beneficial ownership of stock options that were exercisable as of January 6, 2025 or within 60 days thereafter (as listed below), RSUs that vest within 60 days of January 6, 2025 (as listed below) and shares of our common stock held in employees' 401(k) accounts. For our directors, the number of shares beneficially owned includes RSUs that vest within 60 days of January 6, 2025 (as listed below) and DSUs that vest within 60 days of January 6, 2025 (as listed below).

Directors and Named Executive Officers	Stock Options	RSUs and PSUs	DSUs
Jeffery Cathey	-	-	-
Richard Dealy	-	5,685	-
Edward Dowling, Jr.	-	22,350	-
Mary Frontczak	-	-	-
Jill Gardiner	-	-	-
Jennifer Hood	-	1,679	-
Gareth Joyce	-	5,685	-
Melissa Miller	-	5,685	-
Benjamin Nichols	2,703	249	-
Joseph Reece	-	-	-
Lori Walker	-	5,685	-
All current directors and executive officers as a group (14 persons)	2,703	47,018	—

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC reports of their ownership of our common stock and furnish us with copies of these reports.

Based solely on a review of the copies of the reports furnished to us and written representations from our directors and executive officers that no additional reports were required, we believe that during fiscal 2024 all of our directors and executive officers complied with all applicable Section 16(a) filing requirements on a timely basis, with the following exception. A late Form 4 was filed for Mr. Cathey related to RSUs issued on April 8, 2024 due to administrative error.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

2025 Annual Meeting of Stockholders



WHEN
Thursday, March 6, 2025
1:00 p.m. Central Time



VIRTUAL MEETING
www.virtualshareholdermeeting
.com/CMP2025



RECORD DATE
Only stockholders of record
as of the close of business
on January 6, 2025,
may vote



VOTING
Stockholders of record
are entitled to one vote
per share of common stock

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to consider and act upon the following proposals:

Items of business

1	Elect 8 director nominees, each for a one-year term
2	Approve, on an advisory basis, the compensation of our named executive officers
3	Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan
4	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025
5	Consider any other business that may properly come before the meeting and any postponement or adjournment of the meeting

Members of our management team and representatives of KPMG are expected to attend the Annual Meeting and be available to respond to questions from stockholders.

Who may attend the Annual Meeting?

All our stockholders as of the record date January 6, 2025, may attend the Annual Meeting.

Who is entitled to vote?

The record date for the meeting was January 6, 2025. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date, there were 41,465,485 shares of our common stock outstanding.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of printed proxy materials?

In accordance with rules adopted by the SEC, we have elected to provide access to our proxy materials over the internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our stockholders. The Notice of Internet Availability explains how all stockholders can access the proxy materials on the internet or request to receive a printed set of the proxy materials. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email in future years. Our proxy materials are also available on our website at www.compassminerals.com.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

You may receive more than one Notice of Internet Availability or proxy card if your shares are held in more than one account at our transfer agent or with banks or brokers. Please be sure to vote all of your shares.

How can I request and receive a paper or email copy of the proxy materials?

You may request and receive a paper or email copy of the proxy materials at no cost:



In each case, you will need your 16-digit control number included on your Notice of Internet Availability to request the materials.

How do I vote if my shares are held in "street name"?

If your shares are held by a bank or brokerage firm, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability is being forwarded to you by your bank or brokerage firm (the "record holder"). If you request printed copies of the proxy materials by mail, you will receive a voting instruction form from the record holder.

As a beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to follow your instructions. If you do not give instructions to your bank or brokerage firm, it will only be entitled to vote your shares with respect to Proposal 4—to ratify the appointment of KPMG as our independent registered accounting firm for fiscal 2025—and will not be permitted to vote your shares with respect to Proposals 1 through 3. If you do not give voting instructions and your record holder cannot vote your shares, your shares will be considered "broker non-votes." It is important that you vote or direct the voting of your stock to ensure your shares are counted.

As the beneficial owner of shares, you are invited to attend the Annual Meeting. You will need the 16-digit control number included on your Notice of Internet Availability or on the instructions that accompanied your proxy materials to attend or vote at the Annual Meeting.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, via webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the Annual Meeting?

If a quorum is not present at the scheduled time of the Annual Meeting, a majority vote of the stockholders who are represented at the meeting may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken and no other notice will be given unless the adjourned meeting is more than 30 days later or a new record date is fixed.

How do I attend, participate in and vote during the Annual Meeting?

The Annual Meeting will be accessible through the internet. We will be holding the Annual Meeting via live webcast at www.virtualshareholdermeeting.com/CMP2025.

We have worked to offer the same participation opportunities as were provided at our past in-person meetings while making participation available to all stockholders with internet connectivity, regardless of their location.

To be admitted and to participate in the Annual Meeting at www.virtualshareholdermeeting.com/CMP2025, you will need the 16-digit control number included on your Notice of Internet Availability, your proxy card or the instructions that accompanied your proxy materials. Shares held in your name as the stockholder of record may be voted electronically during the Annual Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the Annual Meeting. However, even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance, so that your vote will be counted if your plans change.

This year's stockholder question and answer session will include questions submitted in advance of the Annual Meeting and questions submitted live during the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/CMP2025.

What if I do not return my proxy and do not attend the Annual Meeting?

If you are a record holder (that is, your shares are registered in your own name with our transfer agent) and you do not vote your shares, your shares will not be voted at the Annual Meeting.

If you hold your shares in "street name," and you do not give your bank, broker, or other holder of record specific voting instructions for your shares at the Annual Meeting, your record holder can vote your shares on the ratification of the independent registered accounting firm (Proposal 4). However, your record holder cannot vote your shares without your specific instructions on the other proposals (Proposals 1, 2 and 3), so it is important that you provide such voting instructions.

How to Vote

Stockholders of Record

Have your Notice or proxy card in hand and follow the instructions.

 **BY TELEPHONE**   Dial toll-free, 24/7, 1-800-690-6903

 **BY INTERNET**   Visit, 24/7, www.proxyvote.com

 **BY MAIL**   Complete, date and sign your proxy card and send by mail in the enclosed postage-paid envelope

 **BY MOBILE DEVICE**   Scan the QR code

 **ONLINE DURING THE ANNUAL MEETING**   Vote online during the Annual Meeting at www.virtualshareholdermeeting.com/CMP2025

The deadline to vote by phone or electronically is 11:59 p.m. Eastern Time on March 5, 2025.
If you vote by phone or electronically, you do not need to return a proxy card.

Beneficial Owners

If you are a beneficial owner and your shares are held by a bank, broker or other nominee, you should follow the instructions provided to you by that firm. Although most banks and brokers now offer voting by mail, telephone and on the Internet, availability and specific procedures will depend on their and specific procedures will depend on their voting arrangements.

Who will count the votes?

Broadridge Financial Services, Inc. will tabulate the votes.

How does the Board of Directors recommend I vote on the proposals?

Our Board recommends that you vote:

Agenda Item	Board Recommendation	Page Reference
1 Elect 8 director nominees, each for a one-year term	✓ **FOR** each Director Nominee	**17**
2 Approve, on an advisory basis, the compensation of our named executive officers	✓ **FOR**	**38**
3 Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	✓ **FOR**	**79**
4 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025	✓ **FOR**	**88**

What if I return a signed proxy card but do not specify how my shares are to be voted?

If you grant your proxy but do not provide voting instructions, the individuals designated as your proxies will vote your shares as follows:

Agenda Item	Your Vote Will Be Considered Cast as
1 Elect 8 director nominees, each for a one-year term	✓ **FOR** each Director Nominee
2 Approve, on an advisory basis, the compensation of our named executive officers	✓ **FOR**
3 Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	✓ **FOR**
4 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025	✓ **FOR**

Will any other business be conducted at the Annual Meeting?

We know of no other business that will be presented at the Annual Meeting. However, if any other matter properly comes before the stockholders for a vote at the Annual Meeting, the proxy holders will vote your shares in accordance with their best judgment.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee.

What are the voting requirements to approve each of the proposals, and how will broker non-votes and abstentions be treated?

Agenda Item	Votes Required	Abstentions	Broker Non-Votes
1 Elect 8 director nominees, each for a one-year term	Affirmative vote of a majority of the votes cast (number of votes cast **FOR** exceeds the votes cast **AGAINST**)	No effect	Not taken into account
2 Approve, on an advisory basis, the compensation of our named executive officers	Affirmative vote of a majority of the shares present	Counted as **AGAINST**	Not taken into account
3 Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	Affirmative vote of a majority of the votes cast (number of votes cast **FOR** exceeds the votes cast **AGAINST**)	No effect	Not taken into account
4 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025	Affirmative vote of a majority of the shares present	Counted as **AGAINST**	Not applicable

Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the Annual Meeting and to publish final results in a Current Report on Form 8-K filed with the SEC no later than March 12, 2025. After the Form 8-K is filed, you may obtain a copy by visiting our website.

ADDITIONAL FILINGS AND INFORMATION

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our proxy materials until one or more of these stockholders notify us that they want to receive separate copies. Stockholders who participate in householding will continue to vote their shares separately.

Stockholders who hold shares in "street name" may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding. If you wish to revoke a consent to householding obtained by a broker, dealer or bank that holds shares for your account, you may do so by calling Broadridge, toll-free at 1-800-542-1061. You will need your 16-digit control number. You may also write to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or contact your broker, bank or other intermediary.



Broadridge Householding Department
51 Mercedes Way
Edgewood, New York 11717



toll-free 1-800-542-1061

If you are a stockholder of record and receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our proxy materials mailed to you, please submit a request to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210



1-913-344-9200

We will promptly send you what you have requested. You can also contact us at the address above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Our SEC filings are available without charge through our website at www.compassminerals.com. Additional copies of the Company's Annual Report to Stockholders are available upon a written request to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Proxy Solicitation

We will bear the entire cost of this proxy solicitation. We have retained a proxy solicitation firm, Innisfree M&A Incorporated, to help our Board solicit proxies. We expect to pay approximately $17,500 plus out-of-pocket expenses for their help. Solicitation of proxies is also being made by management at the direction of our Board, without additional compensation, through the mail, in person or by telephone. We will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request.

Stockholder Proposals and Nominations for Our 2026 Annual Meeting

Any stockholder who intends to present a proposal or submit a nominee for election to our Board at our 2026 annual meeting of stockholders must deliver the proposal or nomination notice to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act must be received no later than September 25, 2025 and satisfy the requirements of Rule 14a-8 in order to be included in our Proxy Statement for our 2026 annual meeting.

Stockholder proposals not made under Rule 14a-8 and stockholder notices for nominations not to be included in our annual Proxy Statement must be received between October 30, 2025 and November 29, 2025, and satisfy the requirements of our Bylaws in order to be presented at our 2026 annual meeting. However, if the 2026 annual meeting is held more than 30 days before or after the anniversary of the 2025 annual meeting, then to be timely the stockholder's notice must be delivered not earlier than the close of business on the 120th day prior to the 2026 annual meeting and not later than the close of business on the 90th day prior to the 2026 annual meeting or, if later, the 10th day following the day on which we first make a public announcement or disclosure of the date of such meeting.

Stockholder notices for nominations to be included in our annual Proxy Statement pursuant to our Bylaws must be submitted to the Secretary between August 29, 2025 and September 28, 2025, in order to be included in our Proxy Statement for our 2026 annual meeting. The notice must set forth the information required for nominations not intended for inclusion in our Proxy Statement along with other information required by the proxy access provisions of our Bylaws. However, if the 2026 annual meeting is not scheduled to be held more than 30 days before or after the anniversary of the 2025 annual meeting, then the stockholder's nomination notice must be delivered by the later of the close of business on the 180th day prior to the 2025 annual meeting or the 10th day following the day on which we first make a public announcement or disclosure of the date of such meeting.

By Order of the Board of Directors,

[signature]

January 23, 2025

Mary L. Frontczak
Chief Legal and Administrative Officer and
Corporate Secretary

APPENDIX A THIRD AMENDMENT TO THE COMPASS MINERALS INTERNATIONAL, INC. 2020 INCENTIVE AWARD PLAN

This Third Amendment (this "Third Amendment") to the Compass Minerals International, Inc. 2020 Incentive Award Plan (the "Plan") is adopted by the Board of Directors (the "Board") of Compass Minerals International, Inc., a Delaware corporation (the "Company"), on January 21, 2025.

Recitals

A. The Company currently maintains the Plan.

B. Pursuant to Section 12.1 of the Plan, the Board has the authority to amend the Plan to increase the maximum number of Shares (as defined in the Plan) which may be issued under the Plan, subject to approval of the Company's stockholders within twelve (12) months of such action.

C. The Board believes it to be in the best interest of the Company to amend the Plan to (i) increase the shares of common stock of the Company reserved thereunder and (ii) extend the Expiration Date (as defined in the Plan) until the tenth anniversary of the date this Third Amendment is approved by the Board.

Amendment

1. The first sentence of Section 3.1(a) of the Plan is hereby amended and restated in its entirety to read as follows:

"Subject to adjustment as provided in Section 12.2, an aggregate number of Shares equal to the sum of (i) 8,300,000 Shares and (ii) any Shares which as of the Effective Date are available for issuance under the Compass Minerals International, Inc. 2015 Incentive Award Plan, as amended (the "2015 Plan") shall be authorized for grant under the Plan; provided, that, subject to adjustment as provided in Section 12.2, no more than a total of 8,300,000 Shares shall be authorized for grant as Incentive Stock Options."

2. The first sentence of Section 12.1(b) of the Plan is hereby amended and restated in its entirety to read as follows:

"No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after January 21, 2035 (the "Expiration Date")."

3. This Third Amendment shall be and hereby is incorporated in and forms a part of the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

4. This Third Amendment shall be effective as of the date that it is approved by the Company's stockholders, provided that such approval is obtained within twelve (12) months of the date first written above.

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9900 W. 109TH ST. SUITE 100
OVERLAND PARK, KS 66210

compassminerals.com